Form 10KSB, Exhibit 13
period 1998-09-30
GASTON FEDERAL BANCORP INC
filed 1998-12-29
CIK 1051871

                                   EXHIBIT 13

                         ANNUAL REPORT TO STOCKHOLDERS

                      1998 ANNUAL REPORT TO STOCKHOLDERS
                         GASTON FEDERAL BANCORP, INC.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

  The following tables set forth certain financial and other data of Gaston Federal Bancorp, Inc. (the "Company"), or, prior to April 9, 1998, Gaston Federal Bank (the "Bank") at the dates and for the periods indicated. For additional information about the Company, reference is made to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and related notes included elsewhere herein.

                                                                                               At September 30,
                                                                                       -------------------------------
                                                                                          1998        1997      1996
                                                                                       ---------   ---------  --------
                                                                                                (In Thousands)
Selected Consolidated Financial Condition Data
Total assets..........................................................................  $208,003   $173,470   $171,953
Loans receivable, net.................................................................   136,501    134,491    130,862
Mortgage-backed securities............................................................    14,707     10,087     12,918
United States government and agency securities held to maturity.......................    15,228     10,407     14,751
United States government and agency securities available for sale.....................    15,203      2,009         --
Other investments available for sale..................................................     5,716      6,239      5,515
Deposits..............................................................................   143,900    145,444    145,975
Borrowed funds........................................................................    19,500      3,500      3,750
Total equity..........................................................................    41,570     20,868     19,084


                                                                                            Year Ended September 30,
                                                                                        -------------------------------
                                                                                          1998       1997        1996
                                                                                        --------   ---------   --------
                                                                                                 (In Thousands)
Selected Consolidated Operating Data:
Interest income.......................................................................  $ 13,927   $ 12,936    $12,518
Interest expense......................................................................     7,126      6,952      7,381
                                                                                        --------   --------    -------
Net interest income...................................................................     6,801      5,984      5,137
Provision for loan losses.............................................................       300        293         47
                                                                                        --------   --------    -------
Net interest income after provision for losses........................................     6,501      5,691      5,090
Noninterest income....................................................................       956        516        417
Noninterest expense...................................................................     4,567      3,956      4,646/(1)/
                                                                                        --------   --------    -------
Income before income taxes............................................................     2,890      2,251        861
Income tax expense....................................................................     1,004        819        351
                                                                                        --------   --------    -------
Net income............................................................................  $  1,886   $  1,432    $   510
                                                                                        ========   ========    =======

                                                                                             At and For the Years
                                                                                              Ended September 30,
                                                                                        ------------------------------
                                                                                          1998       1997       1996
                                                                                        --------   --------   --------
Performance Ratios:
Return on average assets (net income divided by average total assets).................      0.98%      0.84%     0.30%
Return on average equity (net income divided by average equity).......................      6.47       7.38      2.76
Net interest rate spread..............................................................      3.16       3.24      2.82
Net interest margin...................................................................      3.54       3.50      3.03
Average interest-earning assets to average interest-bearing liabilities...............    114.01     109.02    108.29
Noninterest expense to total assets...................................................      2.20       2.28      2.70
Noninterest expense to average total assets...........................................      2.38       2.31      2.74
Asset Quality Ratios:
Nonperforming assets to total assets..................................................      0.71       0.75      0.84
Nonperforming loans to total loans....................................................      0.91       0.76      0.88
Nonperforming loans to total assets...................................................      0.60       0.61      0.69
Allowance for loan losses to total loans at the end of period.........................      1.03       0.80      0.61
Allowance for loan losses to nonperforming loans......................................    113.97     104.82     69.51
Net interest income after provision for loan losses to total noninterest expense......    142.35     143.82    109.58
Capital Ratios:
Ratio of average equity to average total assets.......................................     15.16      11.34     10.92
Equity to assets at period end........................................................     19.99      12.03     11.10
Other Data:
Number of real estate loans outstanding...............................................     2,099      1,999     2,060
Number of deposit accounts............................................................    14,120     14,368    14,315
Number of full service offices........................................................         4          4         4
-----------------------

/(1)/ Includes a nonrecurring expense of $867 for the year ended September 30, 1996 for a one-time premium to recapitalize the Savings Association Insurance Fund.

                     MANAGEMENT'S DISCUSSION  AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS  OF OPERATIONS

Forward-Looking Statements

     In addition to historical information, this document contains forward-looking statements. The forward looking statements contained in the following sections are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. Important factors that might cause such a difference include, but are not limited to, those discussed. Readers should not place undue reliance on these forward-looking statements, as they reflect management's analysis as of the date of this report. The Company has no obligation to update or revise these forward-looking statements to reflect events or circumstances that occur after the date of this report. Readers should carefully review the risk factors described in other documents the Company files from time to time with the SEC, including quarterly reports on Form 10-QSB and current reports filed on Form 8-K.

General

     The Company's results of operations are dependent primarily on net interest income, which is the difference between the income earned on its loan and securities portfolios and its cost of funds, consisting primarily of the interest paid on deposits and borrowings. Results of operations are also affected by the Company's provision for loan losses, securities sales, and service charges on its deposit accounts. The Company's noninterest expense primarily consists of salaries and employee benefits, occupancy expense, federal
deposit insurance premiums, advertising and other expenses.   Results of
operations are also significantly affected by general economic and competitive conditions, particularly changes in interest rates, government policies and actions of regulatory authorities.

Management of Market Risk

     Generally. The Company's most significant form of market risk is interest-rate risk, as the majority of the Company's assets and liabilities are sensitive to changes in interest rates. The principal objective of the Company's interest rate risk management is to evaluate the interest rate risk inherent in the Bank's assets and liabilities, determine the level of risk appropriate given the Company's business strategy, operating environment, capital and liquidity requirements and performance objectives, and manage the risk consistent with the guidelines approved by the Board of Directors. Through such management, the Company seeks to reduce the vulnerability of its operations to changes in interest rates. The Company's Asset/Liability Committee is comprised of the Company's senior management and members of the Board of Directors. Senior management is responsible for reviewing with the Board of Directors its activities and strategies, the effect of those strategies on the Company's net interest margin, the fair value of the portfolio and the effect that changes in interest rates will have on the Company's portfolio and the Company's exposure limits.

     In recent years, the Company has utilized the following strategies to manage interest rate risk: (1) emphasizing the origination and retention of one- to four-family residential ARM loans and fixed-rate loans with maturities of 15 years or less, (2) emphasizing the origination and retention of commercial real estate loans and commercial business loans with shorter maturities and/or adjustable interest rates, and (3) emphasizing the origination of home equity lines of credit that have adjustable interest rates, and (4) investing in shorter term securities which better position the Company for increases in market interest rates.

     Net Portfolio Value. The Office of Thrift Supervision ("OTS") requires the computation of amounts by which the net present value of an institution's cash flow from assets, liabilities and off balance sheet items

(the institution's net portfolio value or "NPV") would change in the event of a range of assumed changes in market interest rates. These computations estimate the effect on an institution's NPV from instantaneous and permanent 1% to 4% (100 to 400 basis points) increases and decreases in market interest rates.

     The following table presents our NPV at September 30, 1998, as calculated by the OTS, which is based upon quarterly information that is voluntarily provided to the OTS.

                               Percentage Change in Net Portfolio Value
                               ----------------------------------------
            Changes                                          Board
           in Market             Projected                  Policy
         Interest Rates         Change /(1)/               Limit /(2)/
         --------------         ------------               -----------
         (basis points)

              + 400                (36)%                    (65.00)%
              + 300                (27)%                    (45.00)%
              + 200                (17)%                    (30.00)%
              + 100                 (8)%                    (15.00)%
                  0                  --                         --
               (100)                  6%                    (15.00)%
               (200)                 12%                    (30.00)%
               (300)                 20%                    (45.00)%
               (400)                 28%                    (65.00)%

-------------------------
/(1)/ Calculated as the amount of change in the estimated NPV divided by the estimated NPV assuming no change in interest rates.
/(2)/ Limits are established by our Board of Directors.

     Certain shortcomings are inherent in the methodology used in the above interest rate risk measurement. Modeling changes in NPV require the making of certain assumptions which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. Accordingly, although the NPV table provides an indication of the Bank's interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on the Bank's net interest income and will differ from actual results.

Comparison of Financial Condition

     Assets. Total assets for the fiscal year ended September 30, 1998, increased by $34.5 million, or 19.9%, from $173.5 million to $208.0 million. This increase in assets was primarily due to the $18.5 million in net proceeds received from the Company's stock offering completed April 9, 1998 as part of the Bank's mutual holding company reorganization (the "Reorganization") and a $16.0 million increase in investment and mortgage-backed securities that were funded by Federal Home Loan Bank advances. In addition to the increase in assets, there were also material changes in the Company's asset portfolio mix. Cash and cash equivalents increased $9.2 million, or 198.3%, from $4.6 million to $13.8 million. This increase was primarily due to the receipt of $9.7 million from the sale of long-term fixed rate loans in August 1998. Also, non-mortgage loans increased by $2.4 million, or 18.5%, from $13.0 million to $15.4 million. This increase was due to an overall change in management philosophy that emphasizes shorter-term, higher-yielding non-mortgage loans. The mortgage loan portfolio remained stable at $121.1 million.

     Total assets for the fiscal year ended September 30, 1997, increased by $1.5 million, or 0.9%, from $172.0 million to $173.5 million. While the increase in total assets was moderate, there were significant changes in the overall asset portfolio mix during the fiscal year. Cash and cash equivalents increased by $2.4 million, or 109.1%, from $2.2 million to $4.6 million. Investments and mortgage-backed securities decreased by $4.5 million, or 13.6%, from $33.2 million to $28.7 million. Also, total loans increased by $3.6 million, or 2.8%, from $130.9 million to $134.5 million. This change in asset mix was due, in part, to the declining interest rate environment which resulted in higher loan demand, increased prepayments on mortgage-backed securities, and increased calls on U.S. Government Agency callable securities.

     Liabilities. Total liabilities for the fiscal year ended September 30, 1998, increased $13.8 million, or 9.0% , from $152.6 million to $166.4 million. This change in liabilities was primarily due to a $16.0 million increase in borrowed money from $3.5 million to $19.5 million. The borrowed money was used to purchase investment and mortgage backed securities. Also, as part of the Reorganization, depositors withdrew approximately $8.4 million in existing Bank deposits to purchase stock in the Company. A significant portion of these deposits has been replaced as a result of aggressive marketing. Total deposits decreased by $1.5 million, or 1.1%, from $145.4 million to $143.9 million.

     Total liabilities for the fiscal year ended September 30, 1997, decreased by $300,000, or 0.2%, from $152.9 million to $152.6 million. This slight decrease was primarily due to a $600,000 decrease in deposits from $146.0 million to $145.4 million which resulted, in part, from the increased competition in the Bank's local market area. Also during the period, Federal Home Loan Bank advances decreased by $250,000 to $3.5 million.

     Equity. Total equity for the fiscal year ended September 30, 1998, increased by $20.7 million, or 99.2%, from $20.9 million to $41.6 million. The primary reasons for the increase in equity are the receipt of $18.5 million in net proceeds from the Reorganization and the $1.9 million in net income for the fiscal year.

     Total equity for the fiscal year ended September 30, 1997, increased by $1.9 million, or 8.2%, from $19.1 million to $20.9 million. The increase in total equity was due to the transfer of $1.4 million in net income to retained earnings and a $400,000 increase in the unrealized gain on securities held as available for sale.

Analysis of Results of Operations

     Net Interest Income. Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income also depends on the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them, respectively. The following table sets forth certain information relating to the Company for the years ended September 30, 1998, 1997 and 1996. For the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, is expressed both in dollars and rates. No tax equivalent adjustments were made.


                                                                 For The Years Ended September 30,
                             ------------------------------------------------------------------------------------------------------
                                             1998                              1997                              1996
                             --------------------------------  ---------------------------------  ---------------------------------
                               Average     Interest              Average     Interest               Average    Interest
                             Outstanding    Earned/   Yield/   Outstanding    Earned/    Yield/   Outstanding   Earned/    Yield/
                               Balance       Paid      Rate      Balance       Paid       Rate      Balance       Paid      Rate
                             ------------  ---------  -------  ------------  ---------  --------  ------------  --------  ---------
                                                                     (Dollars in thousands)
Interest-earning assets:
 Loans receivable /(1)/.....     $136,491   $ 11,020     8.07%   $132,529   $ 10,826      8.17%     $126,503   $10,218       8.08%
 Investment securities /(2)/       24,058      1,482     6.16      18,226      1,232      6.76        18,501     1,265       6.84
 Interest-earning deposits..       13,376        802     6.00       1,049         89      8.48         1,817        96       5.28
 Mortgage-backed securities.        9,692        623     6.43      11,612        789      6.79        13,528       939       6.94
                                 --------   --------   ------    --------   --------    ------      --------   -------       ----
Total interest-earning
 assets.....................      183,617   $ 13,927     7.58     163,416     12,936      7.92       160,349    12,518       7.81
                                            ========
Noninterest-earning assets..        8,608                           7,751                              9,144
                                 --------                        --------                           --------
Total assets................     $192,225                        $171,167                           $169,493
                                 --------                        --------                           ========
Interest-bearing
 liabilities:
 Demand deposits and money
  market demand accounts....       37,188        861     2.32      27,201        672      2.47        25,773       685       2.66
 Savings accounts...........       19,607        663     3.38      14,037        387      2.76        13,695       394       2.88
 Certificates of deposit....       96,400      5,170     5.36     105,119      5,746      5.47       107,196     6,215       5.80
 Borrowed funds.............        7,852        432     5.50       2,309        147      6.37         1,403        88       6.27
                                 --------   --------   ------    --------   --------    ------      --------   -------       ----
Total interest-bearing
 liabilities................      161,047      7,126     4.42%    148,666      6,952      4.68%      148,067     7,382       4.99%
                                            ========                        --------                           -------
Noninterest-bearing
 liabilities................        2,032                           3,098                              2,912
                                 --------                        --------                           --------
Total liabilities...........      163,079                         151,764                            150,979
Total equity................       29,146                          19,403                             18,514
                                 --------                        --------                           --------
Total liabilities and
 retained earnings..........     $192,225                        $171,167                           $169,493
                                 ========                        --------                           ========
Net interest income.........                $  6,801                          $5,984                            $5,136
                                            --------                        ========                           -------
Interest rate spread/(2)/..                              3.16%                            3.24%                              2.82%
                                                       ======                           ======                             ======
Net yield on
 interest-earning
 assets /(3)/...............                             3.70%                            3.66%                              3.20%
                                                       ======                           ======                             ======
Ratio of average
 interest-earning
 assets to interest-bearing
 liabilities................                           114.01%                          109.92%                            108.29%
                                                       ======                           ======                             ======

/(1)/ Average balances include nonaccrual loans.
/(2)/ Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
/(3)/ Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

     The table below sets forth information regarding changes in our interest income and interest expense for the periods indicated. For each category of our interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in volume multiplied by old rate); (ii) changes in rate (changes in rate multiplied by old volume); (iii) changes in rate-volume (changes in rate multiplied by the change in volume).

                                               For The Year Ended                           For the Year Ended
                                   September 30, 1998 vs September 30, 1997      September 30, 1997 to September 30, 1996
                                              Increase (Decrease)                          Increase (Decrease)
                                                     Due to                                      Due to
                                 --------------------------------------------  --------------------------------------------
                                                           Rate/                                       Rate/
                                  Volume       Rate       Volume      Total     Volume      Rate      Volume        Total
                                 ---------   ---------   ---------  ---------  ---------  ---------  ---------    ---------
                                                (in thousands)
Interest income:
  Securities and other
   interest earning assets.....    $1,245      $(145)     $(137)      $ 963      $ (69)     $  31        $(2)        $ (40)
  Mortgage-backed and related
   securities..................      (130)       (43)         7        (166)      (133)       (20)         3          (150)
  Loan portfolio...............       324       (126)        (4)        194        486         116         6           608
                                   ------      -----      -----       -----      -----      ------       ---         -----
       Total interest-income...     1,438       (313)      (133)        991        284         127         7           418
                                   ------      -----      -----       -----      -----      ------       ---         -----
Interest expense:
  Deposits.....................       318       (410)       (19)       (111)       (16)       (474)        1          (489)
  Borrowed funds...............       353        (20)       (48)        285         57           1         1            59
                                   ------      -----      -----       -----      -----      ------       ---         -----
     Total interest-expense....       671       (429)       (68)        174         41        (473)        2          (430)
                                   ------      -----      -----       -----      -----      ------       ---         -----

Net interest income............    $  767      $ 115      $ (65)      $ 817        243         600         5           848
                                   ======      =====      =====       =====      =====       =====       ===         =====

Results of Operations

     General. The earnings of the Company depend primarily on its level of net interest income, which is the difference between interest earned on the Company's interest-earning assets, consisting primarily of real estate loans, commercial business loans, consumer loans, investment securities and mortgage-backed securities, and the interest paid on interest-bearing liabilities, consisting primarily of deposits and borrowed funds. Net interest income is a function of the Company's interest rate spread, which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as a function of the average balance of interest-earning assets as compared to interest-bearing liabilities. The Company's earnings also are affected by its level of service charges and gains on sale of assets, as well as its level of noninterest expenses, including salaries and benefits, occupancy, deposit insurance, advertising, professional services and other noninterest expenses.

     Net Income. Net income for the fiscal year ended September 30, 1998, increased by $454,000, or 30.3%, from $1.4 million to $1.9 million. The increase was primarily due to a $866,000 increase in net interest income and an increase of $391,000 in non-interest income. The effects of these increases were partially offset by a $610,000 increase in non-interest expenses.

     Net income for the fiscal year ended September 30, 1997 increased by $922,000, to $1.4 million for the fiscal year ended September 30, 1997 from $510,000 for the prior fiscal year. The increase was primarily due to an $847,000 increase in net interest income, a $690,000 decrease in noninterest expenses (primarily do to a special assessment to recapitalize the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC") as discussed below in "--Noninterest Expenses"), and a $99,000 increase in noninterest income. The effects of these increases were partially offset by a $246,000 increase in the provision for loan losses and a $468,000 increase in the provision for income taxes.

     Interest Income. Interest income for the fiscal year ended September 30, 1998, increased by $1.0 million, or 7.8%, from $12.9 million to $13.9 million. This increase was due to a $963,000 increase in income from investment securities and a $243,000 increase in income from loans, the effects of which were partially offset by a $166,000 decrease in income from mortgage-backed securities. The increase in income from investment securities was partly attributable to an $18.1 million, or 93.8%, increase in the average balance of investment securities from $19.3 million to $37.4 million, the effects of which were offset by a 75 basis point decrease in the average yield from 6.85% to 6.10%. The increase in the Company's investment portfolio was due, in part, to the purchase of $26.2 million in investment securities using proceeds received from the stock conversion and Federal Home Loan Bank advances. The sale and maturity of $8.1 million in investment securities offset this increase. The decrease in the yield on investments was primarily due to the fact that many higher-yielding investments have either matured or were called, while additional securities were purchased in a lower interest rate environment. The decrease in income from mortgage-backed securities was attributable to a $1.9 million, or 16.4%, decrease in the average balance of mortgage backed securities from $11.6 million to $9.7 million. The decrease in the average balance of mortgage backed securities was primarily the result of prepayments due to falling interest rates. The decrease in market rates also resulted in a 36 basis point decrease in the yield on mortgage-backed securities from 6.79% to 6.43%.

     Interest income from the Company's loan portfolio increased by $243,000, or 2.2%, from $10.8 million to $11.0 million. This increase was primarily due to a $4.0 million, or 3.0%, increase in the average balance of loans from $132.5 million to $136.5 million, the effects of which were partially offset by a 10 basis point reduction in the yield to 8.07% from 8.17%. The decrease in yield was primarily due to the lower interest rate environment. During the fiscal year, mortgage loans increased by $1.9 million, or 1.6%, to $121.9 million and non-mortgage loans increased by $2.1 million, or 16.6%, to $18.2 million. The Company's strategy is to continue to prudently grow its loan portfolio with a strong emphasis on higher yielding, shorter-term non-mortgage loans.

     Interest income increased by $418,000, or 3.3%, to $12.9 million for the fiscal year ended September 30, 1997 from $12.5 million for the prior fiscal year. The increase was due to a $608,000 increase in income from loans, the effects of which were partially offset by a $40,000 decrease in income from investment securities, a slight decrease in income from interest-earning deposits, and a $150,000 decrease in income from mortgage-backed securities.
The increase in income from loans was attributable to a $6.0 million, or 4.8%, increase in the average balance of loans to $132.5 million from $126.5 million and a 9 basis point increase in the average yield on loans to 8.17% from 8.08%. The increase in the Company's average loan portfolio was attributable to $21.9 million of loan originations resulting in increases in the Company's portfolio of one- to four-family residential and commercial real estate loans, commercial business loans and home equity lines of credit. The increase in yield on loans receivable resulted, in part, from a change in the composition of the Company's loan portfolio from lower yielding residential mortgage loans to higher yielding commercial loans and nonmortgage loans. During the fiscal year, commercial mortgage loans increased from $6.5 million to $7.3 million, or from 4.8% to 5.3% of the Company's total loan portfolio. Also, nonmortgage loans increased from $11.6 million to $13.0 million, or from 8.5% to 9.3% of the Bank's total loan portfolio. The yield also increased due to repricing of teaser rate ARMs which were originated during the fiscal year ended September 30, 1996.

     Interest income from the Company's investment securities decreased by $40,000, or 2.9%, to $1.32 million from approximately $1.36 million. The decrease in interest income from investment securities resulted from a $275,000 decrease in average investment securities to $18.2 million from $18.5 million, and an 8 basis point decrease in the yield on average investment securities to 6.76% from 6.84%. Interest income on mortgage-backed securities decreased by $150,000, or 16.0%, to $789,000 from $939,000. The decrease in income from mortgage-backed securities resulted from a $1.9 million, or 14.1% decrease in average mortgage-backed securities to $11.6 million from $13.5 million, and a 15 basis point decrease in the yield on average mortgage-backed securities to 6.79% from 6.94%. In addition, income from interest-earning deposits decreased slightly. The changes in average balances of the Company's investment securities and mortgage-backed securities resulted from an increase in calls on U.S. Government Agency callable securities and an increase in prepayments on mortgage-backed securities due to an overall decrease in interest rates during the fiscal year. This decrease in market interest rates also resulted in an 8 basis point decrease in the average yield on the Company's investment securities and mortgage-backed securities portfolio.

     Interest expense. Interest expense increased by $174,000, or 2.5%, to $7.1 million for the fiscal year ended September 30, 1998 from $6.9 million for the prior fiscal year. This increase was due to the net effect of a $285,000 increase in interest expense on borrowings and a $111,000 decrease in interest expense on deposits. The increased expense on borrowed money was primarily due a $5.4 million increase in the average balance of borrowings from $2.3 million to $7.9 million, the effects of which were offset by an 87 basis point reduction in the rate paid on borrowings from 6.37% to 5.50%. Management's strategy is to continue to use borrowings as a tool to leverage the Company's capital and improve the Company's return on equity until such time as the increased equity can be prudently invested in loans. Interest expense on deposits decreased as a result of a 28 basis point decrease in the rate paid on deposits from 4.65% to 4.37%. The benefit of the lower cost of deposits was offset by a $6.8 million increase in the average balance of deposit accounts. Management's strategy is to use lower-costing demand deposit accounts rather than higher-costing certificates of deposit to fund future loan growth.

     Interest expense decreased by $429,000, or 5.8%, to $7.0 million for the fiscal year ended September 30, 1997 from $7.4 million for the prior fiscal year. This decrease was the result of a decrease in the Company's average cost of funds, the effects of which were partially offset by a slight increase in the
Company's average interest bearing liabilities.   The increase in average
interest-bearing liabilities resulted from increases in the average balances of demand deposits and money market demand accounts, passbook savings and borrowed funds, partially offset by a decrease in the Company's certificates of deposit. The decrease in the average cost of the Company's interest-bearing liabilities resulted from an overall decrease in market interest rates during the fiscal year and a change in the portfolio mix of the Company's deposits. From September 30, 1996 to September 30, 1997, higher-costing certificates of deposit decreased from $106.1 million to $102.3 million, or from 72.7% to 70.3% of the Company's total deposit portfolio, respectively. This was offset by a corresponding increase in lower-costing NOW accounts and passbook savings accounts which increased from $39.9 million to $43.1 million, or from 27.3% to 29.7% of the Company's total deposits.

     Provision for Loan Losses. The Company establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed appropriate to absorb future charge-offs of loans deemed uncollectible. In determining the appropriate level of the allowance for loan losses, management considers past and anticipated loss experience, evaluations of real estate collateral, current and anticipated economic conditions, volume and type of lending and the levels of nonperforming and other classified loans. The amount of the allowance is based on estimates and the ultimate losses may vary from such estimates. Management of the Company assesses the allowance for loan losses on a quarterly basis and makes provisions for loan losses monthly in order to maintain the adequacy of the allowance.

     The Company provided $300,000 and $293,000 in loan loss provisions during the fiscal years ended September 30, 1998 and 1997, respectively. The increase was primarily due to the strong loan volume during the year. At September 30, 1998 and 1997 the Company's allowance for loan losses was $1.4 million and $1.1 million, respectively, and the Company's nonperforming loans were $1.2 million and $1.1 million, respectively. The Company's allowance for loan losses as a percentage of total nonperforming loans at September 30, 1998 and 1997 was 114.0% and 104.8%, respectively. While management uses available information to recognize losses on loans, future loan loss provisions may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require the Company to recognize additional provisions based on their judgment of information available to them at the time of their examination.

     The Company provided $293,000 and $47,000 in loan loss provisions during the fiscal years ended September 30, 1997 and 1996, respectively. The increase was primarily due to the growth in our portfolio of higher-yielding construction, commercial real estate, and commercial business loans. At September 30, 1997 and 1996 the Company's allowance for loan losses was $1.1 million and $830,000, respectively, and the Company's nonperforming loans were $1.1 million and $1.2 million, respectively. The Company's allowance for loan losses as a percentage of total nonperforming loans at September 30, 1997 and 1996 was 104.8% at and 69.5%, respectively.

     Noninterest Income. Noninterest income is composed of service charges on deposit accounts, gain on sale of securities and other income. Noninterest income increased by $440,000, or 85.3%, to $956,000 for the fiscal year ended September 30, 1998 from $516,000 for the prior fiscal year. The primary reasons for the increase were a $114,000 increase in the gain on sale of assets, a $52,000 increase in service charges on deposit accounts, and a $274,000 increase in other income which includes, in part, miscellaneous loan fees and commissions
on the sale of mutual funds and annuities.   The increase in deposit fees
resulted, in part, from management's emphasis on fee generating demand deposit accounts rather than certificates of deposits which generally do not generate fee income. The increase in the gain on sale of assets was primarily due to the sale of $9.7 million of long-term fixed rate loans at a gain of $80,000 in order to reduce the Bank's interest rate risk. Other income increased due to a higher level of loan demand due to falling interest rates and increased sales of securities products.

     Noninterest income increased by $99,000, or 23.7%, to $516,000 for the fiscal year ended September 30, 1997, from $417,000 for the prior fiscal year, as service charges on deposit accounts increased by $20,000, gain on sale of securities increased by $52,000, and other income increased by $27,000.

     Noninterest expenses. Noninterest expenses increased by $600,000, or 15.0%, to $4.6 million for the fiscal year ended September 30, 1998 from $4.0 million for the prior fiscal year. The increase was primarily due to a $248,000 increase in compensation and benefits and a $324,000 increase in other noninterest expenses. The increase in compensation and benefits was primarily due to an increase in the number of personnel in order to operate the Company more like a commercial bank. Other noninterest expenses increased, in part, due to the addition of three automated teller machines, the implementation of a debit card program, branch office improvements, and increased expenditures for computers and technology.

     Noninterest expenses decreased by $688,000, or 14.8%, to $4.0 million for the fiscal year ended September 30, 1997 from $4.6 million for the prior fiscal year. The decrease was primarily due to a $1.1 million decrease in deposit insurance as a result of legislation, enacted in September 1996, to recapitalize the SAIF by a one-time assessment on all SAIF-insured deposits held as of March 31, 1995. The effect of the decrease in deposit insurance was partially offset by a $252,000, or 12.8%, increase in salaries and benefits to $2.2 million for the fiscal year ended September 30, 1997 from $2.0 million for the prior fiscal year. The SAIF assessment was 65.7 basis points per $100 in deposits, payable on November 30, 1996. For the Company, the assessment amounted to $867,000 (or approximately $552,000 when adjusted for taxes), based on the Company's SAIF-insured deposits as of March 31, 1995.

     Provision for Income Taxes. The Company's provision for income taxes was $1.0 million and $819,000 for the fiscal years ended September 30, 1998 and 1997. The increase was due to a $600,000 increase in income before taxes and a reduction in the effective tax rate from 36.4% to 34.8%. The effective tax rate decreased due to the $16.2 million increase in state tax-exempt investments and the $1.0 million increase in bank-qualified tax-exempt municipal securities. These securities were primarily funded from the net proceeds of the stock offering.

     The Company's provision for income taxes was $819,000 and $351,000 for the fiscal years ended September 30, 1997 and 1996. The higher provision for the fiscal year ended September 30, 1997 related primarily to an increase in income before income taxes. The Company's effective tax rate decreased to 36.4% for the fiscal year ended September 30, 1997 from 40.8% for the fiscal year ended September 30, 1996 primarily due to the effects of certain nondeductible expenses incurred in 1996.

Capital Resources and Liquidity

     The Company's liquidity management objective is to ensure the availability of sufficient cash flows to meet all financial commitments and to capitalize on opportunities for expansion. Liquidity management addresses the ability to meet deposit withdrawals on demand or at contractual maturity, to repay borrowings as they mature, and to fund new loans and investments as opportunities arise. The Company's primary sources of internally generated funds are principal and interest payments on loans receivable, cash flows generated from operations, and cash flows generated by investments. External sources of funds include increases in deposits and advances from the FHLB of Atlanta.

     The Company is required under applicable federal regulations to maintain specified levels of "liquid" investments in qualifying types of United States Government, federal agency and other investments having maturities of five years of less. Current OTS regulations require that a savings association maintain liquid assets of not less than 4% of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. Monetary penalties may be imposed for failure to meet applicable liquidity requirements. At September 30, 1998, the Company's liquidity, as measured for regulatory purposes, was in excess of the minimum OTS requirement.

     At September 30, 1998, the Company had loan commitments (excluding undisbursed portions of interim construction loans of $5.2 million) of $890,000 and unused lines of credit of $15.1 million. The Company believes that it has adequate resources to fund loan commitments as they arise. If the Company requires funds beyond its internal funding capabilities, additional advances from the FHLB of Atlanta are available. At September 30, 1998, approximately $71.1 million of time deposits scheduled to mature within a year, and the Company expects that a portion of these time deposits will not be renewed upon maturity.

Impact of Inflation and Changing Prices

     The Consolidated Financial Statements and related Notes have been prepared in accordance with generally accepted accounting principles ("GAAP"), which generally require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Nearly all the assets and liabilities of the Company are financial, unlike most industrial companies. As a result, the Company's performance is directly impacted by changes in interest rates, which are indirectly influenced by inflationary expectations. The Company's ability to match the interest sensitivity of its financial assets to the interest sensitivity of it financial liabilities in its asset/liability management may tend to minimize the effect of changes in interest rates on the Company's performance. Changes in interest rates do not necessarily move to the same extent as changes in the price of goods and services. In the current interest rate environment, liquidity and the maturity structure of the Company's assets and liabilities are critical to the maintenance of acceptable performance levels.

Impact of New Accounting Standards

     In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128 "Earnings Per Share." SFAS No. 128 supersedes APB Opinion No. 15 "Earnings Per Share" and specifies the computation, presentation and disclosure requirements for earnings per share ("EPS") for entities with publicly held stock or potential publicly held Common Stock. Essentially, this standard replaces the primary EPS and fully diluted EPS presentations under APB Opinion No. 15 with a basic EPS and diluted EPS presentation. SFAS No. 128 has been adopted for interim periods following the mutual holding company reorganization of the Bank and the formation of the Company in April 1998. EPS data for the years ended September 30, 1998 and 1997 have not been presented because such data would not be meaningful given the short period of time during which common stock was outstanding.

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The comprehensive income and related cumulative equity impact of comprehensive income items will be required to be disclosed prominently as part of the notes to the financial statements. Only the impact of unrealized gains or losses on securities available for sale is expected to be disclosed as an additional component of the Bank's income under the requirements of SFAS No. 130. The Company will adopt the provisions of the SFAS No. 130 during the first quarter of fiscal 1998-1999.

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which changes the way public companies report information about segments of their business on their annual financial statements and requires them to report selected segment information in their quarterly reports issued to shareholders. It also requires entity wide disclosures about the products and services an entity provides, the foreign countries in which it holds assets and reports revenues, and its major customers. This statement is effective for fiscal years beginning after December 15, 1997. The adoption of the provisions of SFAS No. 131 are not expected to have significant impact on the Company's financial statements.

     In June, 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which, establishes accounting and reporting requirements for derivative instruments, including derivative instruments imbedded other contracts. The provisions of the Statement are effective for fiscal years beginning after June 15, 1999. The Company is still assessing the impact of adopting the provisions of SFAS No. 133.

Year 2000 Considerations

     Like many financial institutions, the Bank relies upon computers for conducting its daily operations. There is concern among industry experts that on January 1, 2000, computers will be unable to "read" the new year and, as a consequence, there may be widespread computer malfunctions. Since the Bank processes all of its loan, deposit, and accounting operations on an internal data processing system, the Year 2000 issue could have a material adverse effect on the operations of the Bank if proper modifications and conversions are not made in a timely manner.

     Failure to resolve year 2000 issues presents the following risks to the
Bank: (1) the Bank could lose customers to other financial institutions, resulting in a loss of revenue, if the Bank is unable to properly process customer and other transactions; (2) governmental agencies, such as the Federal Home Loan Bank, and correspondent institutions could fail to provide funds to the Bank, which could materially impair the Bank's liquidity and affect the Bank's ability to fund loans and deposit withdrawals; (3) concern on the part of depositors that year 2000 issues could impair access to their deposit account balances could result in the Bank experiencing deposit outflows prior to December 31, 1999; and (4) the Bank could incur increased personnel costs if additional staff is required to perform functions that inoperative systems would have otherwise performed. Management believes that it is not possible to estimate the potential lost revenue due to the year 2000 issue, as the extent and longevity of any potential problem cannot be predicted.

     As a result of the Year 2000 issue, Management has conducted a comprehensive review of its computer systems to identify systems that could be affected by the Year 2000, and has developed a Year 2000 Plan to modify or replace the affected systems and test them for Year 2000 readiness. To date, the Company has taken the following actions to mitigate the potential effects of the Year 2000 issue:

 .    The Bank has upgraded its mainframe computer system (including hardware and software) to be Year 2000 ready. Management is currently testing the new computer system to ensure that there are no material Year 2000 problems;

 .    The Board of Directors has adopted a Year 2000 Plan that Management is currently implementing. The Plan addresses the overall status of the Year 2000 project, details the Bank's contingency plan, describes mission critical systems and non-mission critical systems, and identifies test dates. The Company also has a written Year 2000 Business Resumption Contingency Plan which contains all mission critical systems and services and details policy, public relations statements, and workaround procedures for each system. A general contingency plan will be developed for non-mission critical systems;

 .    The Board of Directors has engaged an outside technology consultant to assist Management in identifying any and all exposures that the Bank may have and help make all appropriate changes necessary to allow a smooth transition to the new millennium. The technology consultant will also coordinate the Bank's Year 2000 contingency planning;

 .    The Company has established a Year 2000 Committee consisting of members of senior management that currently meets on a weekly basis to discuss progress on the Year 2000 Plan, and

 .    A Year 2000 budget has been developed which estimates the cost associated with Year 2000 readiness to be less than $200,000. To date, the Company has expended approximately $150,000 on Year 2000 readiness, including $125,000 for a new mainframe computer system (hardware and software) which is being depreciated over a three-year period.

     There can be no assurances that the Bank's year 2000 plan will effectively address the year 2000 issue, that the Bank's estimates of the timing and costs of completing the plan will ultimately be accurate or that the impact of any failure of the Bank to be year 2000 compliant will not have a material adverse effect on the Bank's business, financial condition or results of operations.

Stock Repurchase Plan to Repurchase Up to 105,668 Shares of Common Stock

     On October 9, 1998, the Company authorized a plan to repurchase up to 105,668 shares, or approximately 5.0% of its publicly held common stock, as a part of its capital management strategy. As of November 30, 1998, the Company had repurchased approximately 15,000 shares of its common stock. The Company has and will utilize available cash to effect any further repurchases.

                 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     A summary of selected financial data for the years ended September 30, 1998 and 1997 is as follows:


                                First     Second    Third   Fourth
                               Quarter   Quarter   Quarter  Quarter
                              --------------------------------------
                               (In Thousands Except Per Share Data)
Fiscal 1998
-----------
Interest income..............   $3,277    $3,410    $3,655   $3,585
Net interest income..........    1,540     1,573     1,937    1,751
Provision for losses.........       75        75        90       60
Income before provision for
income taxes.................      597       660       921      712
Net income...................      378       428       609      471
Earnings per common share....      n/a       n/a    $ 0.14   $ 0.10

Fiscal 1997
-----------

Interest income..............   $3,181    $3,133    $3,216   $3,406
Net interest income..........    1,411     1,413     1,489    1,671
Provision for losses.........       59        59        59      116
Income before provision
for income taxes.............      633       584       669      365
Net income...................      375       341       395      321
Earning per common share.....      n/a       n/a       n/a      n/a


                        COMMON STOCK AND RELATED MATTERS

     The Company's common stock is listed on the Nasdaq National Market under the symbol "GBNK." As of November 2, 1998, the Company had seven registered market makers, 1,156 stockholders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms), and 4,496,500 shares outstanding. As of such date, Gaston Federal Holdings, MHC (the "Mutual Company"), the Company's mutual holding company, held 2,383,145 shares of common stock and stockholders other than the Mutual Company held 2,113,355 shares.

     The following table sets forth market price and dividend information for the Common Stock since the completion of the Bank's reorganization into the two-tier mutual holding company structure, which was completed on April 9, 1998.


         Fiscal Year Ended                                  Cash Dividends
         September 30, 1998       High           Low           Declared
        --------------------    --------       --------    ----------------
         Third quarter           $20            $10          $0.05/share
         Fourth quarter          $15 1/2        $10 6/8      $0.05/share

     Payment of dividends on the Company's common stock is subject to determination and declaration by the Board of Directors and depends upon a number of factors, including capital requirements, regulatory limitations on the payment of dividends, the Company's results of operations and financial condition, tax considerations and general economic conditions. No assurance can be given that dividends will be declared or, if declared, what the amount of dividends will be, or whether such dividends, once declared, will continue.

     OTS regulations impose limitations upon all "capital distributions" by savings institutions, including cash dividends, payments by a savings institution to repurchase or otherwise acquire its stock, payments to stockholders of another savings institution in a cash-out merger, and other distributions charged against capital. The regulations establish a three-tiered system of regulation, with the greatest flexibility being afforded to well-capitalized or Tier 1 savings associations. As of the date hereof, the Bank was a Tier 1 institution. Accordingly, under the OTS capital distribution regulations, the Bank would be permitted to pay dividends during any calendar year up to 100 percent of its net income during that calendar year, plus the amount that would reduce by one-half its surplus capital ratio at the beginning of the calendar year.

     In addition to the foregoing, earnings of the Bank appropriated to bad debt reserves and deducted for federal income tax purposes are not available for payment of cash dividends or other distributions to stockholders without payment of taxes at the then-current tax rate by the Bank on the amount of earnings removed from the reserves for such distributions. The Bank intends to make full use of this favorable tax treatment and does not contemplate any distribution by the Bank in a manner that would limit the Bank's bad debt deduction or create federal tax liability.

     The Mutual Company has accepted all dividends paid by the Company. OTS regulations require the Mutual Company to notify the OTS of any proposed waiver of the right to receive dividends. It is the OTS' recent practice to review dividend waiver notices on a case-by case-basis, and, in general, not object to any such waiver if: (i) the mutual holding company's board of directors determines that such a waiver is consistent with such directors' fiduciary duties to the mutual holding company's members; (ii) for as long as the savings association subsidiary is controlled by the mutual holding company, the dollar amount of dividends waived by the mutual holding company are considered as a restriction on the retained earnings of the savings association as a note to the financial statements; (iii) the amount of any dividend waived by the mutual holding company is available for declaration as a dividend solely to the mutual holding company, and, in accordance with SFAS 5, where the savings association determines that the payment of such dividend to the mutual holding company is probable, an appropriate dollar amount is recorded as a liability; (iv) the amount of any waived dividend is considered as having been paid by the savings association (and the savings association's capital ratios adjusted accordingly) in evaluating any proposed dividend under OTS capital distribution regulations; and (v) in the event the mutual holding company converts to stock form, the appraisal submitted to the OTS in connection with the conversion application takes into account the aggregate amount of the dividends waived by the mutual holding company.

                            STOCKHOLDER INFORMATION

Annual Meeting                          Independent Auditors
                                        Cherry, Bekaert & Holland, L.L.P.
The Annual Meeting of Stockholders      2020 Remount Road
will be held at 10:30 A.M. on           Post Office Box 1064
Monday, April 12, 1999, in Gastonia,    Gastonia, NC  28053-1064
North Carolina.

Stock Listing                           Transfer Agent and Registrar
                                        ChaseMellon Shareholder Services, L.L.C.
The Company's Common Stock trades       85 Challenger Road, Overpeck Centre
over-the-counter on the Nasdaq          Ridgefield Park, NJ 07660
National Market under the symbol        Phone (800) 370-1163
"GBNK."

Special Counsel                         Annual Report on Form 10-KSB

Luse Lehman Gorman Pomerenk & Schick,   A copy of the Company's Form 10-KSB
P.C.                                    for the fiscal year ended September
5335 Wisconsin Avenue, N.W., Suite 400  30, 1998, will be furnished without
Washington, D.C.  20015                 charge to stockholders as of November
                                        2, 1998, upon written request to the
                                        Secretary, Gaston Federal Bancorp,
                                        Inc., 245 West Main Avenue, P.O. Box
                                        2249, Gastonia, North Carolina
                                        28053-2249.

           GASTON FEDERAL BANCORP, INC. AND SUBSIDIARIES


                                                           Contents

                                                             Page

Report of Independent Auditors                                F-2

Consolidated Statements of Condition                          F-3

Consolidated Statements of Operation                          F-4

Consolidated Statements of Changes in Equity                  F-5

Consolidated Statements of Cash Flows                         F-6

Notes to Consolidated Financial Statements                 F-7 - F-21

                         REPORT OF INDEPENDENT AUDITORS


The Board of Directors
Gaston Federal Bancorp, Inc.

We have audited the accompanying consolidated statements of condition of Gaston Federal Bancorp, Inc. and subsidiaries as of September 30, 1998 and 1997 and the related consolidated statements of operations, changes in equity and cash flows for the years then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gaston Federal Bancorp, Inc. and subsidiaries as of September 30, 1998 and 1997 and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.



                                          /s/ Cherry, Bekaert & Holland, L.L.P.


Gastonia, North Carolina
October 29, 1998

                  GASTON FEDERAL BANCORP, INC. and SUBSIDIARIES

                      Consolidated Statements of Condition


                                                                                     September 30
                                                                             1998                    1997
                                                                     ------------------       ------------------
                          Assets
Cash and due from banks                                              $        2,697,028       $        2,422,301
Interest-earning bank balances                                               11,100,936                2,203,314
                                                                      ------------------       ------------------
        Cash and cash equivalents                                            13,797,964                4,625,615
Investment securities
    Available-for-sale                                                       20,919,033                8,248,173
    Held-to-maturity (fair value $15,967,677 in 1998
        and 10,425,353 in 1997)                                              15,588,173               10,407,029
Mortgage-backed securities
    Available-for-sale                                                        8,350,179              -
    Held-to-maturity (fair value $6,499,498 in 1998
        and $10,193,711 in 1997)                                              6,357,370               10,087,081
Loans, net                                                                  136,500,519              134,491,057
Premises and equipment                                                        2,247,437                2,139,497
Accrued interest receivable                                                   1,238,225                  981,313
Federal Home Loan Bank stock                                                  1,300,121                1,276,000
Other assets                                                                  1,704,466                1,214,683
                                                                      ------------------       ------------------

            Total assets                                             $      208,003,487       $      173,470,448
                                                                      ==================       ==================

                 Liabilities and Equity

Deposits                                                             $      143,900,772       $      145,443,500
Advances from borrowers for taxes and insurance                                 728,061                1,042,360
Accrued interest payable                                                        428,868                  412,234
Advances from Federal Home Loan Bank                                         19,500,000                3,500,000
Deferred income taxes                                                           415,589                  424,000
Other liabilities                                                             1,460,068                1,780,358
                                                                      ------------------       ------------------
            Total liabilities                                               166,433,358              152,602,452

Commitments and contingencies

Stockholders' Equity:
    Preferred stock, 10,000,000 shares authorized, none issued                        -                        -
    Common stock, $1.00 par value, 20,000,000 shares                                                           -
        authorized, issued and outstanding 4,496,500 in 1998                  4,496,500
    Additional paid in capital                                               15,721,070                        -
    Unallocated common stock held by Employee Stock
        Ownership Plan                                                       (1,615,539)                       -
    Retained earnings, substantially restricted                              21,430,004               19,769,045
    Unrealized gain on securities available-for-sale,
        net of tax                                                            1,538,094                1,098,951
                                                                      ------------------       ------------------
            Total equity                                                     41,570,129               20,867,996
                                                                      ------------------       ------------------

            Total liabilities and equity                             $      208,003,487       $      173,470,448
                                                                      ==================       ==================


See notes to consolidated financial statements.

                  GASTON FEDERAL BANCORP, INC. and SUBSIDIARIES

                      Consolidated Statements of Operations


                                                                     Year Ended September 30
                                                                     1998                1997
                                                               -----------------------------------
Interest income
       Loans                                                   $   11,019,814       $   10,825,661
       Investment securities                                        2,284,625            1,321,451
       Mortgage-backed and related securities                         623,003              788,872
                                                                --------------       --------------
               Total interest income                               13,927,442           12,935,984

Interest expense
       Deposits                                                     6,694,335            6,804,918
       Borrowed funds                                                 432,240              146,956
                                                                --------------       --------------
               Total interest expense                               7,126,575            6,951,874
                                                                --------------       --------------

               Net interest income                                  6,800,867            5,984,110

Provision for loan losses                                             300,000              292,652
                                                                --------------       --------------

Net interest income after provision for loan losses                 6,500,867            5,691,458

Noninterest income
       Service charges on deposit accounts                            260,543              208,566
       Gain on sale of securities                                     184,213               52,261
       Other income                                                   511,041              255,521
                                                                --------------       --------------
               Total noninterest income                               955,797              516,348

Noninterest expense
       Salaries and benefits                                        2,476,633            2,228,466
       Occupancy expense                                              500,232              465,300
       Deposit insurance                                              109,360              138,631
       Computer expense                                               122,817              139,455
       Advertising                                                    255,223              219,695
       Professional services                                          197,209              183,847
       Other                                                          905,406              581,564
                                                                --------------       --------------
               Total noninterest expense                            4,566,880            3,956,958
                                                                --------------       --------------

Income before income taxes                                          2,889,784            2,250,848

Provision for income taxes                                          1,004,000              819,000
                                                                --------------       --------------

Net income                                                     $    1,885,784       $    1,431,848
                                                                ==============       ==============


See notes to consolidated financial statements.

                  GASTON FEDERAL BANCORP, INC. and SUBSIDIARIES

                  Consolidated Statements of Changes in Equity


                                                                                                            Unrealized
                                                                                             Unallocated    Gain (Loss)
                                                                                 Retained       Common     on Securities
                                                                    Additional    Earnings       Stock       Available
                                            Preferred     Common      Paid-In- Substantially    Held By         for        Total
                                              Stock       Stock       Capital   Restricted       ESOP        Sale, net     Equity
                                          -----------  ----------  -----------  -----------   -----------   ----------  ------------
Balance September 30, 1996                $         -  $        -  $         -  $18,337,197   $         -   $  746,482  $19,083,679
 Net income                                                     -            -    1,431,848             -            -    1,431,848
 Unrealized gain on securities
     available-for-sale, net of tax                 -           -            -            -             -      352,469      352,469
                                          -----------  ----------  -----------  -----------   -----------   ----------  -----------

Balance September 30, 1997                          -           -            -   19,769,045             -    1,098,951   20,867,996

Net Income                                          -           -            -    1,885,784             -            -    1,885,784
Issuance of 2,113,355 shares of $1.00
 par value common stock in the initial
 public offering at $10.00 per share                -   2,113,355   18,104,215            -             -            -   20,217,570
Issuance of 2,383,145 shares of $1.00
 par value common stock to Gastonia
 Federal Holdings, MHC                              -   2,383,145   (2,383,145)           -             -            -            -
Loan to ESOP for purchase of
 common stock                                       -           -            -            -    (1,690,680)           -   (1,690,680)
Allocation from shares purchased with
 loan to ESOP                                       -           -            -            -        75,141            -       75,141
Change in net unrealized gain on
  securities available-to-sale, net of
  tax                                               -           -            -            -             -      439,143      439,143
Cash dividends declared on common stock             -           -            -     (224,825)            -            -     (224,825)
                                          -----------  ----------  -----------  -----------   -----------   ----------  -----------


Balance September 30, 1998                $         -  $4,496,500  $15,721,070  $21,430,004   $(1,615,539)  $1,538,094  $41,570,129
                                          ===========  ==========  ===========  ===========   ===========   ==========  ===========


See notes to consolidated financial statements.

                  GASTON FEDERAL BANCORP, INC. and SUBSIDIARIES

                      Consolidated Statements of Cash Flows


                                                                              Year Ended September 30
                                                                              1998                1997
                                                                         -------------       ------------
Operating Activities
      Net income                                                         $   1,885,784       $  1,431,848
      Adjustments to reconcile net income to
         net cash provided by operating activities
             Provision for loan losses                                         300,000            292,652
             Depreciation                                                      401,789            280,879
             Deferred income tax expense (benefit)                            (213,000)            12,000
             Gain on sale of investments available-for-sale                   (184,213)           (52,261)
             Gain on sale of equipment                                               -             (4,059)
             Gain on sale of real estate owned                                       -            (90,604)
             Gain on sale of loans                                             (80,148)                 -
             Deferred loan origination fees                                    (20,050)            (5,754)
             (Increase) decrease in interest receivable                       (281,033)            14,089
             (Increase) in prepaid expenses                                   (424,783)          (256,326)
             (Decrease) in accounts payable                                   (392,541)          (325,772)
             Increase in accrued interest payable                               16,634              4,667
             Increase (decrease) in accrued / prepaid income taxes             (65,000)           575,107
                                                                          -------------       ------------
                 Net cash provided by operating activities                     943,439          1,876,466

Investing Activities
      Net (increase) in loans made to customers                            (11,809,490)        (3,915,498)
      Sales of investments available-for-sale                                2,628,000            601,210
      Maturities and prepayments of investments held-to-maturity             6,700,000          9,100,000
      Maturities and prepayments of mortgage-backed securities               4,414,063          2,830,854
      Purchases of investments available-for-sale                          (14,420,877)        (2,742,786)
      Purchases of investments held-to-maturity                            (11,881,144)        (4,755,783)
      Purchases of mortgage-backed securities                               (9,012,318)                 -
      Purchase of FHLB stock                                                         -            (14,900)
      Purchases of premises and equipment                                     (509,729)          (103,157)
      Proceeds from sale of loans                                            9,600,226
      Proceeds from sales of premises and equipment                                  -             14,000
      Proceeds from sales of real estate owned                                       -            102,090
                                                                          -------------       ------------
                 Net cash provided by (used for) investing activities      (24,291,269)         1,116,030

Financing Activities
      Dividends to stockholders                                               (224,825)                 -
      Proceeds from common stock issuance                                   18,602,031                  -
      Net (decrease) in deposits                                            (1,542,728)          (531,592)
      Advances from FHLB                                                    16,000,000          8,000,000
      Repayment of advances from FHLB                                                -         (8,250,000)
      Increase (decrease) in advances from borrowers
         for insurance and taxes                                              (314,299)           251,137
                                                                          -------------
                                                                                              ------------
                 Net cash provided by (used for) financing activities       32,520,179           (530,455)
                                                                          -------------       ------------

Net increase in cash and cash equivalents                                    9,172,349          2,462,041

Cash and cash equivalents at beginning of year                               4,625,615          2,163,574
                                                                          -------------       ------------

Cash and cash equivalents at end of year                                 $  13,797,964       $  4,625,615
                                                                          =============       ============


See notes to consolidated financial statements.

                  GASTON FEDERAL BANCORP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


Note 1 - Summary of Significant Accounting Policies

Gaston Federal Bancorp, Inc. (the Company) is a stock holding company whose activities are primarily limited to holding the stock of Gaston Federal Bank (the Bank). The Bank is a community-oriented Federal stock savings bank engaged primarily in the business of offering deposits to customers through its branch offices and investing those deposits, together with funds generated from operations and borrowings, in residential, commercial and consumer loans. The Bank's wholly-owned subsidiary, Gaston Financial Services, Inc. (doing business as Gaston Federal Investment Services) acts as an independent agent selling various financial products.

The accounting and reporting policies of Gaston Federal Bancorp, Inc. and its subsidiaries follow generally accepted accounting principles and policies within the financial services industry. The following is a summary of the more significant policies.

Principles of Consolidation - The consolidated financial statements include the accounts of Gaston Federal Bancorp, Inc. (the Company), its wholly-owned subsidiary, Gaston Federal Bank (the Bank), and the Bank's wholly-owned subsidiary, Gaston Financial Services, Inc. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates - The financial statements are prepared in accordance with generally accepted accounting principles which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers cash on hand, cash due from banks, which are maintained in financial institutions, and interest-earning deposits, which are maintained with the Federal Home Loan Bank, as cash and cash equivalents.

Securities - Management determines the appropriate classification of securities at the time of purchase. Securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost.

Securities classified as available-for-sale are carried at fair value. Such securities are used to execute asset/liability management and to manage liquidity. Adjustments for unrealized gains or losses, net of related income tax effect, are reported as a separate component of equity.

The Company has no trading portfolio.

Amortization of premiums and accretion of discounts are included in interest income over the life of the related security, or in the case of mortgage-backed securities, the estimated life of the security. Gains or losses on the sale of securities are recognized on a specific identification, trade date basis.

Loans and Allowance for Loan Losses - Loans are carried at their principal amount outstanding. Income on loans is accrued based upon the outstanding principal balance. Generally, loans are classified as nonaccrual, and the accrual of interest is discontinued, when the contractual payment of principal and interest has become 90 days past due or when, in management's judgment, principal or interest is not collectible in accordance with the terms of the obligation. Cash receipts on nonaccrual loans are applied to principal. The accrual of interest resumes when the loan returns to performing status.

                  GASTON FEDERAL BANCORP, INC. AND SUBSIDIARIES

Note 1 - Summary of Significant Accounting Policies (Continued)

The allowance for loan losses is maintained at a level believed by management to be adequate to absorb potential losses in the portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, past loan loss experience, current economic conditions, volume, growth, and composition of the loan portfolio, and other risks inherent in the portfolio. Loans are charged to the allowance at the time they are determined to be losses. Subsequent recoveries are credited to the allowance.

Concentrations of Credit Risk - The Company makes loans to individuals and small businesses primarily in Gaston County, North Carolina, and surrounding counties. The Company has a diversified loan portfolio, and the borrowers' ability to repay their loans is not dependent upon any specific economic segment.

Premises and Equipment - Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed over the estimated useful lives of the assets (from 3 to 30 years) primarily by the straight-line method. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful life of the improvement or the lease term.

Other Real Estate Owned - Other real estate owned, included in other assets, is comprised of real estate properties acquired in partial or total satisfaction of problem loans. The properties are recorded at the lower of cost or fair value less estimated costs to sell at the date acquired. Losses arising at the time of acquisition of such properties are charged against the allowance for loan losses. Subsequent write-downs that may be required to the carrying value of these properties are charged to noninterest expenses. Gains and losses realized from the sale of other real estate owned are included in noninterest income.

Loan Origination Fees - Origination fees received and direct costs incurred are amortized to interest income over the contractual lives of the loans, using the level yield method.

Income Taxes - Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Amounts provided for deferred income taxes relate primarily to differences between tax and financial reporting for unrealized gains and losses on securities available-for-sale, allowances for loan losses, depreciation, and deferred compensation.

Advertising - Advertising costs are expensed as incurred.

Reclassifications - Certain of the prior year amounts have been reclassified or restated to conform to current year presentation; such reclassifications and restatements are immaterial to the financial statements.

Earnings Per Share - Earnings per share data have not been presented because such data would not be meaningful given the short period during which common stock was outstanding. Presentations of earnings per share amounts will follow the provisions of Statement of Financial Accounting Standards (SFAS) No. 128, Earnings Per Share. As the Company has not presented earnings per share amounts prior to conversion to a stock institution, the adoption of the provisions of this Statement has no impact on comparative information.

                  GASTON FEDERAL BANCORP, INC. AND SUBSIDIARIES

Note 1 - Summary of Significant Accounting Policies (Continued)

Impact of Recently Issued Accounting Standards - SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting and display of comprehensive income in financial statements. The only item expected to be disclosed as an additional item of comprehensive income in the Company's financial statements is the change in unrealized gains or losses on securities available for sale. The Company will adopt the provisions of SFAS No. 130 during the first quarter of fiscal 1998-1999.

SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, issued in June 1998, establishes accounting and reporting requirements for derivative instruments, including derivative instruments imbedded in other contracts. The provisions of the Statement are effective for fiscal years beginning after June 15, 1999. The Company is still assessing the impact of adopting the provisions of SFAS No. 133.


Note 2 - Conversion to Stock Form of Ownership

On July 14, 1997, the Board of Directors of Gaston Federal Savings and Loan Association (now known as "Gaston Federal Bank") adopted the Gaston Federal Savings and Loan Association Plan of Reorganization from Mutual Savings Association to Mutual Holding Company and Stock Issuance Plan (the "Plan of Reorganization"). Pursuant to the Plan of Reorganization, on April 9, 1998, the Bank converted from a federally chartered mutual savings and loan association to a federally chartered stock savings bank and became the wholly-owned subsidiary of Gaston Federal Bancorp, Inc., a Federal corporation (the "Reorganization"). The Company was incorporated on March 18, 1998, to serve as the Bank's holding company, and prior to April 9, 1998, had no operations and insignificant assets and liabilities. In addition, pursuant to the Plan of Reorganization, the Company sold 2,113,355 shares of its common stock to the Bank's customers for $10.00 per share (the "Offering"), and issued 2,383,145 shares of its common stock to Gaston Federal Holdings, MHC (the "Mutual Holding Company"), a federal mutual holding company formed as part of the Reorganization. At the conclusion of the Offering, the Mutual Holding Company owned 53.0% of the Company's outstanding shares of common stock and purchasers in the Offering owned 47.0%. Gross proceeds of the Offering totaled $21,133,550, expenses totaled approximately $916,000, and purchases by the Bank's employee stock ownership plan formed in connection with the Offering, funded with a loan from the Company, totaled $1,690,680 for net proceeds of approximately $18,527,000.

Subsequent to the Conversion, the Bank may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause stockholder's equity to be reduced below applicable regulatory capital maintenance requirements or if such declaration and payment would otherwise violate regulatory requirements. The Company, unlike the Bank, is not subject to the same restrictions regarding the declaration or payment of dividends to its shareholders, although the source of the Company's dividends may depend upon the Bank's ability to pay dividends.

                  GASTON FEDERAL BANCORP, INC. AND SUBSIDIARIES

Note 3 - Investment Securities

The aggregate book and fair values, as well as gross unrealized gains and losses, of investment securities as of September 30 were as follows:


                                                                                     September 30, 1998
                                                  ----------------------------------------------------------------------------------
                                                          Book              Unrealized           Unrealized             Fair
                                                          Value                Gains               Losses               Value
                                                  ----------------------------------------------------------------------------------
Available-for-Sale
------------------
Federated U.S. Government Fund                      $      1,162,998     $         134,735     $            -     $       1,297,733
Asset Management Fund                                      1,459,188                36,803                  -             1,495,991
FHLMC Stock                                                   43,967             2,184,170                  -             2,228,137
U.S. Treasury and other agencies                          15,046,698               156,003                  -            15,202,701
Municipals                                                   680,000                14,471                  -               694,471
                                                     ================     =================     ==============     =================
                                                    $     18,392,851     $       2,526,182     $            -     $      20,919,033
                                                     ================     =================     ==============     =================

Mortgage-backed securities Available-for-Sale
---------------------------------------------
FNMA                                                $      1,482,570     $               -     $       (1,276)    $       1,481,294
GNMA                                                       4,866,382                     -            (12,078)            4,854,304
SBA's                                                      2,009,810                 4,771                  -             2,014,581
                                                     ================     =================     ==============     =================
Total mortgage-backed securities                    $      8,358,762     $           4,771     $     (13,354)     $       8,350,179
                                                     ================     =================     ==============     =================

Held-to-Maturity
----------------
U.S. Treasury and other agencies                    $     15,228,173     $         371,223     $            -     $      15,599,396
Municipals                                                   360,000                 8,281                  -               368,281
                                                     ----------------     -----------------     --------------     -----------------
Total Held-to-Maturity                              $     15,588,173     $         379,504     $            -     $      15,967,677
                                                     ================     =================     ==============     =================

Mortgage-backed securities Held-to-Maturity
-------------------------------------------
FHLMC                                               $      3,038,585     $          22,103     $            -     $       3,060,688
FNMA                                                       2,352,782                26,879                  -             2,379,661
GNMA                                                         966,003                42,526                  -             1,008,529
                                                     ================     =================     ==============     =================
Total mortgage-backed securities                    $      6,357,370     $          91,508     $            -     $       6,448,878
                                                     ================     =================     ==============     =================


                                                                                    September 30, 1997
                                                 -----------------------------------------------------------------------------------
                                                            Book             Unrealized           Unrealized             Fair
                                                           Value                Gains               Losses               Value
                                                 -----------------------------------------------------------------------------------
Available-for-Sale
------------------
Federated U.S. Government Fund                      $      3,036,073    $          227,513     $            -     $       3,263,586
Asset Management Fund                                      1,375,086                14,490                  -             1,389,576
FHLMC Stock                                                   43,967             1,541,533                  -             1,585,500
U.S. Treasuries and other agencies                         1,987,935                21,576                  -             2,009,511
                                                     ================     =================     ==============     =================
    Total Available-for-sale                        $      6,443,061     $       1,805,112     $            -     $       8,248,173
                                                     ================     =================     ==============     =================


                  GASTON FEDERAL BANCORP, INC. AND SUBSIDIARIES

Note 3 - Investment Securities (Continued)


                                                                                    September 30, 1997
                                                 -----------------------------------------------------------------------------------
                                                          Book              Unrealized            Unrealized            Fair
                                                          Value                Gains                Losses              Value
                                                 -----------------------------------------------------------------------------------
Held-to-Maturity
----------------
US Treasury and other agencies                      $     10,407,029     $          24,100     $      (5,776)     $      10,425,353
                                                     ================     =================     ==============      ================

Mortgage-backed securities Held-to-Maturity
-------------------------------------------
FHLMC                                               $      5,238,150     $         112,845     $     (18,967)     $       5,332,028
FNMA                                                       3,588,454                 4,131           (22,176)             3,570,409
GNMA                                                       1,260,477                33,322            (2,525)             1,291,274
                                                     ================     =================     ==============     =================
Total mortgage-backed securities                    $     10,087,081     $         150,298     $     (43,668)     $      10,193,711
                                                     ================     =================     ==============     =================


The mutual fund investments are in funds that invest primarily in obligations of the U.S. government or its agencies.

The book value and estimated fair value of debt securities at September 30, 1998, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                                  September 30, 1998
                                                      --------------------------------------------
                                                                Book                  Fair
                                                               Value                 Value
                                                      --------------------------------------------
Available-for-Sale
------------------
Due in one year or less                                 $         3,999,817   $         4,025,000
Due after one year through five years                             8,187,807             8,306,040
Due after five years through ten years                            3,538,974             3,566,132
Mutual funds                                                      2,622,186             2,793,724
Equity securities                                                    43,967             2,228,137
                                                         -------------------   -------------------
                                                        $        18,392,751   $        20,919,033
                                                         ===================   ===================

Mortgage-backed securities                              $         8,358,762   $         8,350,179
                                                         ===================   ===================

Held-to-maturity
----------------
Due in one year or less                                 $         1,246,773   $         1,250,469
Due after one year through five years                             2,342,962             2,379,702
Due after five years through ten years                           11,998,438            12,337,506
Due after ten years                                                       -                     -
                                                         ===================   ===================
                                                        $        15,588,173   $        15,967,677
                                                         ===================   ===================

Mortgage-backed securities                              $         6,357,370   $         6,448,878
                                                         ===================   ===================


                  GASTON FEDERAL BANCORP, INC. AND SUBSIDIARIES

Note 4 - Loans and Allowance for Loan Losses

The following is a summary of loans outstanding by category at September 30:

                                                   1998            1997
                                          --------------------------------------
Real estate:
    One-to-four family residential           $  105,526,044  $  106,422,243
    Multi-family residential                      3,771,000       6,514,000
    Commercial mortgage                           8,076,000       7,318,055
    Construction                                 10,572,620       5,868,907
Commercial                                        6,629,452       5,558,332
Consumer                                          8,988,997       7,429,841
                                              --------------  --------------
Gross loans                                     143,564,113     139,111,378
Less:
    Loans in process                              5,151,824       2,989,750
    Deferred loan fees, net                         500,521         520,571
    Allowance for loan losses                     1,411,249       1,110,000
                                              --------------  --------------
Net loans                                    $  136,500,519  $  134,491,057
                                              ==============  ==============

The Company evaluates impairment of its residential mortgage and consumer loans on a collective basis. Commercial loans individually evaluated and considered impaired under SFAS No. 114 at September 30, 1998 and 1997 were immaterial.

Changes in the allowance for loan losses for the two years ended September 30, 1998 were as follows:

                                                    1998           1997
                                             -----------------------------------
Balance at beginning of year                   $  1,110,000  $      830,000
Provision for loan losses                           300,000         292,652
Recoveries on loans previously charged off            6,453               -
Loans charged off                                    (5,204)        (12,652)
                                                ------------  --------------
Balance at end of year                         $  1,411,249  $    1,110,000
                                                ============  ==============

Directors, executive officers, and associates of such persons were customers of and had transactions with the Bank in the ordinary course of business. Included in such transactions are outstanding loans and commitments, all of which were made under normal credit terms and did not involve more than normal risk of collection. The aggregate amount of these loans was $1,988,197 and $760,128 at September 30, 1998 and 1997, respectively. During 1998, new loans of $1,444,735 were made and payments totaled $216,666. During 1997, new loans of $71,632 were made and payments totaled $142,634.

During 1998, the Bank sold a group of loans with a book value of $9,588,145 at a gain of $80,148. As of September 30, 1998, the Bank held no other loans for sale.

                  GASTON FEDERAL BANCORP, INC. AND SUBSIDIARIES

Note 5 - Premises and Equipment

Premises and equipment at September 30 are summarized as follows:

                                                1998          1997
                                         -------------------------------
Land                                        $    604,704  $    604,704
Buildings                                      1,725,332     1,650,767
Land improvements                                103,071        99,738
Furniture and equipment                        2,067,050     1,681,655
                                             ------------  ------------
                                               4,500,157     4,036,864
Less accumulated depreciation                  2,252,720     1,897,367
                                             ------------  ------------
                                            $  2,247,437  $  2,139,497
                                             ============  ============


Note 6 - Deposits

Deposit balances as of September 30 and interest expense and average rates paid for the years then ended are summarized as follows:


                                                     1998                                              1997
                               ---------------------------------------------------------------------------------------------
                                   Balance       Interest Paid        Rate          Balance        Interest Paid        Rate
                                 ------------    -------------       ------       ------------     -------------       -----
Noninterest bearing             $  5,878,000     $        -            -         $  3,023,000               -             -
Interest bearing demand         $ 22,842,000     $    861,000         3.7%       $ 25,906,000      $    672,000          2.9%
Passbook savings                $ 20,557,000     $    664,000         3.2%       $ 14,197,000      $    387,000          2.9%
Savings certificates            $ 94,623,000     $  5,169,000         5.4%       $102,317,000      $  5,746,000          5.8%
                                 ------------     ------------                    ------------      ------------
                                $143,900,000     $  6,694,000         4.7%       $145,443,000      $  6,805,000          5.0%
                                 ============     ============    =========       ============      ============     =========


Contractual maturities of savings certificates as of September 30, 1998 are as follows:

Under 1 year                             $  71,555,000
1 to 2 years                                17,314,000
2 to 3 years                                 5,754,000
                                          -------------
                                         $  94,623,000
                                          =============

Certificates of deposit in excess of $100,000 totaled $17,908,000 and $17,611,000 at September 30,1998 and 1997, respectively. Interest paid on deposits and other borrowings was $7,126,575 and $6,951,874 for the years ended September 30, 1998 and 1997, respectively.


Note 7 - Advances from the Federal Home Loan Bank

Advances from the Federal Home Loan Bank of Atlanta are pursuant to lines of credit and are collateralized by a lien on qualifying first mortgage loans in an amount necessary to satisfy outstanding indebtedness plus accrued interest. Advances had interest rates ranging from 4.97% to 5.75% at September 30, 1998 and 5.66% to 6.69% at September 30, 1997. The unused portion of the line of credit available to the Company at September 30, 1998 was $15,500,000.

                  GASTON FEDERAL BANCORP, INC. AND SUBSIDIARIES

Note 7 - Advances from the Federal Home Loan Bank (Continued)

Maturities of advances at September 30 are as follows:

                                             1998                1997
                                      -----------------------------------
Advances from FHLB due:
    Less than 1 year                     $          -       $  1,500,000
    1 to 2 years                                    -                  -
    2 to 3 years                                    -                  -
    3 to 4 years                            2,000,000                  -
    4 to 5 years                            1,500,000          2,000,000
    5 to 10 years                          16,000,000                  -
                                          ------------       ------------
                                         $ 19,500,000       $  3,500,000
                                          ============       ============


Note 8 - Income Taxes

The provision for income taxes is summarized below:

                                              1998              1997
                                      -----------------------------------
Currently payable
     Federal                             $  1,123,000       $    728,000
     State                                     94,000             79,000
                                          ------------       ------------
                                            1,217,000            807,000
Deferred
     Federal                                (172,000)             10,000
     State                                   (41,000)              2,000
                                          ------------       ------------
                                            (213,000)             12,000
                                          ------------       ------------
     Total income taxes                  $  1,004,000       $    819,000
                                          ============       ============

The reasons for the difference between consolidated income tax expense and the amount computed by applying the statutory federal income tax rate of 34% to income before income taxes were as follows:

                                                      1998             1997
                                                -------------------------------
Federal income taxes at statutory rate            $    973,000     $   765,000
State income taxes, net of federal benefit              35,000          53,000
Other                                                  (4,000)           1,000
                                                   ------------     -----------
                                                  $  1,004,000     $   819,000
                                                   ============     ===========
Effective tax rate                                       34.7%           36.4%
                                                   ============     ===========

Income taxes recoverable (payable) are included in other assets (liabilities) and were $65,000 and $(385,975), at September 30, 1998 and 1997, respectively. Income taxes paid for the years ended September 30, 1998 and 1997 were $1,693,000 and $296,753, respectively.

                  GASTON FEDERAL BANCORP, INC. AND SUBSIDIARIES

Note 8 - Income Taxes (Continued)

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at September 30 are as follows:

                                                      1998             1997
                                                --------------------------------
Deferred tax assets
    Deferred compensation                         $   207,823     $   188,000
    Deferred loan fees                                195,804         207,000
    Allowance for loan losses                         184,242               -
    SAIF premium                                            -               -
    Other                                              70,150          91,000
                                                   -----------     -----------
               Gross deferred tax assets              658,019         486,000
Deferred tax liabilities
     Allowance for loan losses                              -          25,000
     Unrealized gain on securities
        available-for-sale                            985,990         706,000
     Depreciation                                      19,665          47,000
     Other                                             67,953         132,000
                                                   -----------     -----------
               Gross deferred tax liabilities       1,073,608         910,000
                                                   -----------     -----------
               Net deferred tax liability         $  (415,589)    $  (424,000)
                                                   ===========     ===========

The Company, in accordance with SFAS No. 109, did not record a deferred tax liability of approximately $1,870,000 as of September 30, 1997 related to the cumulative special bad debt deduction for savings and loan associations recognized for income tax reporting prior to September 30, 1988, Gaston Federal's base year.

Management believes that the Company will fully realize deferred tax assets based on future taxable temporary differences, refundable income taxes from carryback years, and current levels of operating income.



Note 9 - Commitments to Extend Credit

Commitments to extend credit are agreements to lend as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Commitments to extend credit as of September 30 are as follows:

                                                      1998            1997
                                                --------------------------------
Loan commitments                                  $   889,995     $ 5,047,000
Unused lines of credit
     Commercial                                     6,654,000       2,418,000
     Consumer                                       8,389,000       7,131,000

                  GASTON FEDERAL BANCORP, INC. AND SUBSIDIARIES

Note 9 - Commitments to Extend Credit (Continued)

All loan commitments at September 30, 1998 are at fixed rates ranging from 6.125% to 7.125%. Commitment periods are typically 60 days.


Note 10 - Regulatory Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Under the capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain commitments as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements.

The Bank is required to maintain: tangible capital of at least 1.5% of adjusted total assets; core capital of at least 3.0% of adjusted total assets; and total capital of at least 8.0% of risk weighted assets. At September 30, 1998, The Bank's tangible capital and core capital were both $31,671,000, or 15.4% of tangible assets, and total capital was $34,142,000, or 31.53% of risk-weighted assets. The Company's primary regulator, the Office of Thrift Supervision, informed the Bank that it was in the well-capitalized category as of the most recent regulatory examinations, and management is not aware of any events that have occurred since that would have changed its classification.


                                                                                                               To Be Well
                                                                                                            Capitalized Under
                                                                                                            Prompt Corrective
                                                                                                            Adequacy Purposes
                                              Actual                          For Capital                   Action Provisions
                                  -------------------------------   -------------------------------- -------------------------------
                                          Amount           Ratio            Amount            Ratio           Amount          Ratio
                                  ----------------------  -------   ----------------------   ------- ----------------------  -------
                                  (dollars in thousands)            (dollars in thousands)           (dollars in thousands)
As of September 30, 1998
   Total Risk-Based Capital
        (To Risk-Weighted Assets)         34,142           31.53%            8,663            8.00%           10,829         10.00%
   Tier 1 Capital
        (To Risk-Weighted Assets)         31,671           29.25%            4,332            4.00%            6,498          6.00%
   Tier 1 Capital
        (To Adjusted Total Assets)        31,671           15.44%            8,207            4.00%           10,256          5.00%
   Tangible Capital
        (To Adjusted Total Assets)        31,671           15.44%            3,078            1.50%            6,155          3.00%
As of September 30, 1997
   Total Risk-Based Capital
        (To Risk-Weighted Assets)         20,800           21.40%            7,786           8.000%            9,733         10.00%
   Tier 1 Capital
        (To Risk-Weighted Assets)         19,890           20.44%            2,920            3.00%            5,840          6.00%
   Tier 1 Capital
           (To Adjusted Total Assets)     19,890           11.52%            5,179            3.00%            8,632          5.00%
   Tangible Capital
           (To Adjusted Total Assets)     19,890           11.52%            2,590            1.50%            5,179          3.00%


                  GASTON FEDERAL BANCORP, INC. AND SUBSIDIARIES

Note 10 - Regulatory Capital Requirements (Continued)

The deposits of the Bank are insured by the Savings Association Insurance Fund
(SAIF), one of two funds administered by the FDIC. The Bank previously paid annual premiums of approximately $.23 per $100 of deposits. On September 30, 1996, the Deposit Insurance Funds Act of 1996 was signed, which authorized the FDIC to impose a special assessment on certain deposits held by thrift institutions. This special assessment, which was based on $.657 per $100 of outstanding deposits at March 31, 1995, was intended to recapitalize the SAIF. Accordingly, the Bank recorded a one time pre-tax charge of approximately $867,000 at September 30, 1996, which was paid prior to December 31, 1996. The Bank's annual SAIF premium rates were reduced to $.0648 per $100 of deposits beginning January 1, 1997.


Note 11 - Employee Benefit Plans

The Bank contributes to the Financial Institutions Retirement Fund, a multi-employer, qualified, noncontributory defined benefit pension plan that covers substantially all employees of the Bank meeting age and service requirements. The plan provides pension benefits based on the employee's length of credited service and final average compensation as defined in the plan. The plan requires employers to fund amounts necessary to meet ERISA minimum funding requirements. Total expense relating to this plan was $3,338 in 1998 and $75,693 in 1997. Separate company information relating to the Bank is not available.

The Bank also provides supplemental benefits to substantially all employees through a 401(k) savings plan. Eligible participants may contribute up to 15% of base salary, with the Bank providing matching contributions of 25% of employee contributions. The plan also provides for discretionary employer contributions. Total expense relating to this plan was $90,961 in 1998 and $123,443 in 1997.

The Bank also maintains nonqualified deferred compensation and supplemental retirement plans for its directors. Total expense for the plans were $67,623 in 1998 and $64,260 in 1997. The accrued liabilities for the plans were $531,236 and $480,000 at September 30, 1998 and 1997, respectively.

Employee Stock Ownership Plan - In connection with the Conversion, the Bank established an ESOP. The ESOP is a tax-qualified retirement plan designed to invest primarily in the Company's common stock. All full-time employees of the Bank who have completed one year of service with the Bank will be eligible to participate in the ESOP. The ESOP utilized funds borrowed from the Company totaling $1,690,680, to purchase approximately 8%, or 169,068 shares of the Company's common stock issued in the Conversion. The loan to the ESOP will be primarily repaid with contributions from the Bank to the ESOP over a period not to exceed 15 years. Under the terms of the ESOP, the Bank makes contributions to the ESOP sufficient to cover all payments of principal and interest as they become due. At September 30, 1998, the loan had an outstanding balance of $1,690,680 million and an interest rate equal to the Bank's prime rate (8.25% as of September 30, 1998).

                  GASTON FEDERAL BANCORP, INC. AND SUBSIDIARIES

Note 11 - Employee Benefit Plans (Continued)

Shares purchased with the loan proceeds are held in a suspense account by the trustee of the plan for future allocation among participants as the loan is repaid. Contributions to the ESOP and shares released from the suspense account are allocated among participants on the basis of compensation as described in the plan. The number of shares released to participants will be determined based upon the percentage of principal and interest payments made during the year divided by the total remaining principal and interest payments including the current year's payment. Participants will vest in the shares allocated to their respective accounts over a period not to exceed 5 years. Any forfeited shares are allocated to the then remaining participants in the same proportion as contributions. At September 30, 1998, no shares have been allocated to participants and 169,068 shares remain unallocated. The Company recognizes compensation expense attributable to the ESOP ratably over the fiscal year based upon the estimated number of ESOP shares to be allocated each December 31st. For the year ended September 30, 1998, the Company recognized $75,000 as compensation expense.

The trustee for the ESOP must vote all allocated shares held in the ESOP trust in accordance with the instructions of the participants. Unallocated shares held by the ESOP trust are voted by the trustee in a manner calculated to most accurately reflect the results of the allocated ESOP shares voted, subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA).


Note 12 - Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. The estimates are significantly affected by the assumptions used, including discount rates and estimates of future cash flows. These estimates may differ substantially from amounts that could be realized in an immediate sale or settlement of the instrument.

Fair value approximates book value for the following financial instruments due to their short-term nature: cash and due from banks, interest-earning bank balances, and advances from customers for taxes and insurance.

Fair values for investment securities and mortgage-backed securities are based on quoted market prices. If a quoted market price is not available, fair value is estimated using market prices for similar securities.

Fair value for variable rate loans that reprice frequently is based on the carrying value reduced by an estimate of credit losses inherent in the portfolio. Fair value for all other loans is estimated by discounting their future cash flows using interest rates currently being offered for loans of comparable terms and credit quality.

Fair value for demand deposit accounts and interest-bearing accounts with no fixed maturity is equal to the carrying value. Certificate of deposit fair values are estimated by discounting cash flows from expected maturities using interest rates currently being offered for similar instruments.

Fair values for the advances from the Federal Home Loan Bank Board is based on discounted cash flows using current interest rates.

                  GASTON FEDERAL BANCORP, INC. AND SUBSIDIARIES

Note 12 - Fair Value of Financial Instruments (Continued)

At September 30, 1998 and 1997, The Company had outstanding unfunded commitments to extend credit offered in the normal course of business. Fair values of these commitments are based on fees currently charged for similar instruments. At September 30, 1998 and 1997, the carrying amounts and fair values of these off-balance sheet financial instruments were immaterial.

The Company has used management's best estimates of fair values of financial instruments based on the above assumptions. This presentation does not include certain financial instruments, nonfinancial instruments or certain intangible assets such as customer relationships, deposit base intangibles, or goodwill. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. The estimated fair values of financial instruments as of September 30 were as follows:


                                                       1998                                  1997
                                      ----------------------------------------------------------------------------
                                           Carrying           Estimated           Carrying            Estimated
                                            Amount            Fair Value           Amount             Fair Value
                                      ----------------------------------------------------------------------------
Financial assets
    Cash and due from banks             $   2,697,028       $   2,697,028       $   2,422,301        $   2,422,301
    Interest-earning bank balances         11,100,936          11,100,936           2,203,314            2,203,314
    Investments and mortgage-
       backed securities                   51,214,755          51,685,767          45,080,068           45,168,698
    Loans                                 136,500,519         138,444,000         134,491,057          135,227,000

Financial liabilities
    Deposits                              143,900,772         144,324,000         145,443,500          145,287,000
    Advances from FHLB                     19,500,000          19,677,000           3,500,000            3,421,000


Note 13 - Parent-Only Financial Information

The earnings of the Bank are recognized by Gaston Federal Bancorp, Inc. using the equity method of accounting. Accordingly, undistributed earnings of the Bank are recorded as increases in the Company's investment in the Bank. The following are the condensed financial statements of the Company as of and for the year ended September 30, 1998 (although the Company did not commence operations until April 9, 1998, the full year results have been presented).

Condensed Statement of Financial Condition
------------------------------------------
                                                  September 30, 1998
Assets
Cash and cash equivalents                           $      6,874,046
Investment in securities available for sale                1,514,219
Investment in subsidiary                                  33,200,213
Other assets                                                  33,300
                                                    ----------------
           Total assets                             $     41,621,778
                                                     ===============

                  GASTON FEDERAL BANCORP, INC. AND SUBSIDIARIES

Note 13 - Parent-Only Financial Information (Continued)


                                                            September 30, 1998
Liabilities and Stockholders' Equity
Liabilities                                                       $     51,649
Stockholders' equity                                                41,570,129
                                                                  ------------
           Total liabilities and stockholders' equity             $ 41,621,778
                                                                   ===========

Condensed Statement of Operations
---------------------------------
Interest income                                                   $    467,092
Interest expense                                                      (227,282)
Other operating expenses                                              (108,126)
                                                                  ------------
      Income before income taxes and undistributed
       earnings from subsidiaries                                      131,684
Income taxes                                                           (51,397)
                                                                  ------------
      Income before undistributed earnings
       from subsidiaries                                                80,287
Equity in undistributed earnings of
 subsidiaries                                                        1,805,497
                                                                  ------------
      Net income                                                  $  1,885,784
                                                                   ===========

Condensed Statement of Cash Flows
---------------------------------

Operating activities
   Net income                                                     $  1,885,784
   Adjustments to reconcile net income to net cash
    provided by operating activities
   Equity in undistributed earnings of subsidiaries                 (1,805,497)
   Increase in other operating assets                                  (33,300)
   Increase in other operating liabilities                              46,562
                                                                  ------------
        Net cash provided by operating activities                       93,549

Investing activities
   Purchase of investments available for sale                       (1,500,000)
   Investment in subsidiary                                        (10,096,709)
                                                                  ------------
        Net cash used in investing activities                      (11,596,709)

Financing activities
   Proceeds from common stock issuance                              18,602,031
   Dividends to stockholders                                          (224,825)
                                                                  ------------
        Net cash provided by financing activities                   18,377,206
                                                                  ------------

Net increase in cash and cash equivalents                            6,874,046
Cash and cash equivalents, beginning of period                           -
                                                                  ------------
Cash and cash equivalents, end of period                          $  6,874,046
                                                                   ===========

                  GASTON FEDERAL BANCORP, INC. AND SUBSIDIARIES

Note 14 - Subsequent event

On October 9, 1998, the Company's Board of Directors announced the authorization to repurchase of up to 105,668 shares of outstanding common stock. The repurchases are authorized to be made from time to time during the six-month period following the announcement at management's discretion. The number of shares authorized to be repurchased represent approximately 5% of the Company's outstanding common stock held by stockholders other than Gaston Federal Holdings, MHC.