Form 10KSB, Exhibit 13
period 1999-09-30
GASTON FEDERAL BANCORP INC
filed 1999-12-30
CIK 1051871

                                   EXHIBIT 13

                          ANNUAL REPORT TO STOCKHOLDERS

LETTER TO SHAREHOLDERS

Fellow Shareholders:

Net income totaled $2.2 million, or $0.50 per share for the year ended September 30, 1999, as compared to $1.9 million for 1998. The business plan and strategy we developed in conjunction with our April 9, 1998, mutual-to-stock conversion is clearly the blueprint for our financial performance and success in 1999. Our goal to reposition the balance sheet to reflect lower-cost funding sources in the form of demand deposits and higher interest margins in the form of increased commercial and consumer loan outstandings is well underway. This is evidenced by our growth in each of these areas.

During fiscal 1999, total deposits grew by $15.5 million, or 10.8%. Demand deposits and statement savings, our focus areas, grew by $4.8 million, or 12.7%. Our marketing campaign, combined with a sales incentive program, and a cultural shift toward sales are primarily responsible for these accomplishments. We will continue to place significant emphasis on these areas going forward.

On the asset side, our attention was centered on three primary goals:

1) Fully invest the capital raised in the 1998 stock conversion in quality moderate-term loans.
2) Reduce the interest rate risk exposure of long-term fixed rate mortgage loans.
3) Grow the higher-yielding more interest-sensitive commercial and consumer loan portfolios.

We have achieved quite a bit of success in each of these areas. The capital raised from our 1998 offering was fully invested in short- and moderate-term residential loans with the strategy that we would reinvest the principal and interest payments from these loans into higher-yielding and faster-repricing commercial and consumer loans over the next several years as we develop those business lines. I am pleased to report that we have made considerable progress in developing the commercial and consumer loan portfolios during 1999. Our commercial loans grew by $7.7 million, or 116.6%, to $14.4 million, while our consumer portfolio grew by $2.5 million, or 28.5%, to $11.6 million outstanding at September 30, 1999. Our ability to attract and hire quality experienced commercial bankers and an experienced Chief Credit Officer has enabled us to accomplish this.

We reduced our exposure to the effects of rising interest rates by selling $13.1 million of long-term (predominantly 30-year) fixed-rate mortgage loans during 1999. In total we have sold $22.7 million in fixed-rate mortgage loans since our stock conversion. These proceeds were reinvested in shorter-term mortgages and commercial and consumer loans.

The quality of our loan portfolio is of utmost importance and we are happy to report that our credit quality remains very high with only 0.06% of loans as nonperforming. This improved from an already favorable 0.91% in 1998.

During the coming years, we will continue to emphasize commercial and consumer loan growth but will shift our residential mortgage emphasis to a mortgage banking philosophy. This philosophy, which has now been implemented, will curb lower margin residential mortgage outstandings. We will continue to nurture the consumer banking relationships associated with mortgage lending while creating a larger source of noninterest income from fees associated with mortgage banking.

Operating noninterest income has increased by $301,000, or 44.2%, in 1999. This increase is attributable to a very successful year from our financial services subsidiary, Gaston Financial Services, Inc., which contributed $92,000 in net income to the Bank, as compared to $54,000 in 1998. Gaston Financial Services' improvement is attributable to our shift to a sales culture along with a significant amount of education and training of our staff on how and when our customers should be referred to an investment professional. Additional success in noninterest income has been derived through our growth in demand deposit accounts, which are traditional sources of noninterest fee revenue.

We have made significant progress in capital management and capital leverage during 1999. We repurchased 211,400 shares of our stock during 1999. This reduced our total shares outstanding to 4,369,634. Our capital-to-assets ratio at September 30, 1999, was 16.7%, as compared to 20.0%, at September 30, 1998. Asset growth is the primary reason for this improvement. We are continuing to pursue aggressively opportunities to grow through acquisitions or branch purchases. However, to date we have not been afforded an opportunity which we feel fits with our geographic and strategic growth plan. In lieu of this, we have embarked on a de novo branching plan to accomplish our growth and leverage goals. In this regard, in October 1999, we opened a loan production office in Shelby, North Carolina; and, in Dallas, North Carolina, our fifth full-service branch office is under construction and should be fully operational in March 2000. Additionally, we have identified a site for our sixth full-service banking office, which we hope to announce in February 2000.

During the past year we have made substantial capital investments in infrastructure, including the branch expansion previously discussed. In addition, we have made significant investments in technology to ensure that our computer systems are fully Year 2000 (Y2K) compliant. These Y2K measures included investments in hardware and software, as well as investments of time, training and energy. We have taken every precaution to retain our customers' complete confidence in our ability to handle their financial matters securely in the Year 2000 and beyond. We also have made investments in new technology for telecommunications to enhance our Gaston Federal Bank Service 24 telephone banking system and have purchased the technology necessary to reduce our transaction processing time and, ultimately, to increase the speed with which we deliver service to our customers. We have been engaged in the planning, research, and interview process with providers of Internet Banking systems for most of the last half of 1999. We expect to rollout an Internet Banking product to our customers sometime in the Year 2000. While these infrastructure investments are expensive, we are convinced they are necessary to provide the service level and consumer "touch points" necessary to drive the growth of our customer base.

While physical and technological assets are important to our continuing success, both management and our board of directors believe that our employees are our most valuable asset. Their ability to provide a high level of personalized customer service is the most important ingredient for the success of our organization. We have taken great measures to train and communicate this culture throughout our organization in 1999. We have a very talented staff who clearly understand and are dedicated to our mission. Both they and I pledge to continue to strive for continuous improvement in our service levels and performance. We welcome your comments and suggestions and hope that you will allow us to demonstrate our commitment by serving your banking needs.

Sincerely,

/s/ David W. Hoyle                                            /s/ Kim S. Price
Chairman of the Board                                         President and CEO

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

                                                                                       At September 30,
                                                                          ---------------------------------------------
(In Thousands)                                                             1999         1998         1997         1996
-----------------------------------------------------------------------------------------------------------------------
SELECTED CONSOLIDATED FINANCIAL CONDITION DATA
Total assets ........................................................    $237,453     $208,003     $173,470     $171,953
Loans receivable, net ...............................................     168,044      136,501      134,491      130,862
Mortgage-backed and related securities ..............................      19,992       14,707       10,087       12,918
United States government and agency securities held to maturity .....      12,499       15,228       10,407       14,751
United States government and agency securities available for sale ...       9,159       15,203        2,009           --
Other investments available for sale ................................       6,618        5,716        6,239        5,515
Deposits ............................................................     159,425      143,900      145,444      145,975
Borrowed funds ......................................................      35,500       19,500        3,500        3,750
Total equity ........................................................      39,709       41,570       20,868       19,084
SELECTED CONSOLIDATED OPERATING DATA:

Interest income .....................................................    $ 15,238     $ 13,927     $ 12,936     $ 12,518
Interest expense ....................................................       7,888        7,126        6,952        7,381
                                                                         --------     --------     --------     --------
Net interest income .................................................       7,350        6,801        5,984        5,137
Provision for loan losses ...........................................         105          300          293           47
                                                                         --------     --------     --------     --------
Net interest income after provision for losses ......................       7,245        6,501        5,691        5,090
Noninterest income ..................................................       2,373          956          516          417
Noninterest expense (1) .............................................       6,259        4,567        3,956        4,646
                                                                         --------     --------     --------     --------
Income before income taxes ..........................................       3,359        2,890        2,251          861
Income tax expense ..................................................       1,198        1,004          819          351
                                                                         --------     --------     --------     --------
Net income ..........................................................    $  2,161     $  1,886     $  1,432     $    510
                                                                         ========     ========     ========     ========
PERFORMANCE RATIOS:
Return on average assets (net income divided by average total assets)        0.96%        0.98%        0.84%        0.30%
Return on average equity (net income divided by average equity) .....        5.19         6.47         7.38         2.76
Net interest rate spread ............................................        2.71         3.16         3.24         2.82
Net interest margin .................................................        3.27         3.54         3.50         3.03
Average interest-earning assets to average interest-bearing
 liabilities ........................................................      119.41       114.01       109.92       108.29
Noninterest expense to total assets .................................        2.64         2.20         2.28         2.70
Noninterest expense to average total assets .........................        2.78         2.38         2.31         2.74
ASSET QUALITY RATIOS:

Nonperforming assets to total assets ................................        0.15%        0.71%        0.75%        0.84%
Nonperforming loans to total loans ..................................        0.06         0.91         0.76         0.88
Nonperforming loans to total assets .................................        0.04         0.60         0.61         0.69
Allowance for loan losses to total loans at the end of period .......        0.86         0.98         0.80         0.61
Allowance for loan losses to nonperforming loans ....................    1,605.32       113.97       104.82        69.51
Net interest income after provision for loan losses to total
 noninterest expense ................................................      115.75       142.35       143.82       109.58
CAPITAL RATIOS:
Ratio of average equity to average total assets .....................       18.51%       15.16%       11.34%       10.92%
Equity to assets at period end ......................................       16.72        19.99        12.03        11.10
Dividend payout ratio  (2) ..........................................       43.40        23.90           --           --
OTHER DATA:
Number of real estate loans outstanding .............................       1,858        1,841        1,999        2,038
Number of deposit accounts ..........................................      14,419       13,432       13,760       13,795
Number of full service offices ......................................           4            4            4            4

-----------------------

(1) Includes a nonrecurring expense of $867 for the year ended September 30, 1996 for a one-time premium to recapitalize the Savings Association Insurance Fund.
(2) The Dividend payout ratio is not relevant for periods prior to the Reorganization in April 1998.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

DESCRIPTION OF BUSINESS

         Gaston Federal Bancorp, Inc. was formed on March 18, 1998, for the purpose of acting as the Holding Company for Gaston Federal Bank. The Company's assets consist primarily of the outstanding capital stock of the Bank, deposits held at the Bank, and investments. As of September 30, 1999, there were 1,986,489 shares of the Company's common stock held by the public and 2,383,145 shares held by Gaston Federal Holdings, MHC, the Company's parent mutual holding company. The publicly held common stock of the Company currently trades on the Nasdaq National Market System under the symbol GBNK. The Company's principal business is overseeing and directing the business of the Bank and investing the net stock offering proceeds retained by it.

         The Bank was organized in 1904 as a state-chartered building and loan association. The Bank has since evolved into a community-oriented savings bank engaged primarily in the business of offering FDIC-insured deposits to customers through its branch offices and investing those deposits in residential, commercial, and consumer loans and investment securities.

         All of the Bank's full service offices are located in the North Carolina County of Gaston. The main office and two branches are located in the City of Gastonia, and one branch is located in the City of Mount Holly. Gaston County is located on the I-85 corridor in the Southern Piedmont region of North Carolina, not far from Charlotte, North Carolina. Gaston County is bounded by the North Carolina Counties of Mecklenburg, Lincoln, and Cleveland, and the South Carolina County of York. The Bank considers Gaston and these contiguous counties to be its primary market area.

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

GENERAL

         The Company's results of operations are dependent primarily on net interest income, which is the difference between the income earned on its loan and securities portfolios and its cost of funds, consisting primarily of the interest paid on deposits and borrowings. Results of operations are also affected by the Company's provision for loan losses, securities sales, and service charges on its deposit accounts. The Company's noninterest expense primarily consists of salaries and employee benefits, occupancy expense, federal deposit insurance premiums, advertising, and other expenses. Results of operations are also significantly affected by general economic and competitive conditions, particularly changes in interest rates and actions of regulatory and governmental authorities.

MANAGEMENT OF MARKET RISK

         Generally. The Company's most significant form of market risk is interest-rate risk, as the majority of the Company's assets and liabilities are sensitive to changes in interest rates. The principal objective of the Company's interest rate risk management is to evaluate the interest rate risk inherent in the Bank's assets and liabilities, determine the level of risk appropriate given the Company's business strategy, operating environment, capital and liquidity requirements, and performance objectives, and manage the risk consistent with the guidelines approved by the Board of Directors. Through such management, the Company seeks to reduce the vulnerability of its operations to changes in interest rates. The Company's Asset/Liability Committee is comprised of the Company's senior management and members of the Board of Directors. Senior management is responsible for reviewing with the Board of Directors its activities and strategies, the effect of those strategies on the Company's net interest margin, the fair value of the portfolio, and the effect that changes in interest rates will have on the Company's portfolio and the Company's exposure limits.

         In recent years, the Company has utilized the following strategies to manage interest rate risk: (1) emphasize the origination and retention of one- to four-family residential, adjustable-rate mortgage loans ("ARMs") and fixed-rate loans with maturities of 15 years or less, (2) emphasize the origination and retention of shorter-term commercial business loans, (3) emphasize the origination of adjustable-rate home equity lines of credit, and
(4) invest in shorter-term investment securities.

         Net Portfolio Value. The Office of Thrift Supervision ("OTS") requires the computation of amounts by which the net present value of an institution's cash flow from assets, liabilities, and off balance sheet items (the Bank's net portfolio value or "NPV") would change in the event of a range of assumed changes in market interest rates. These computations estimate the effect on an institution's NPV from instantaneous and permanent 1% to 3% (100 to 300 basis points) increases and decreases in market interest rates.

         The following table presents the Bank's NPV at September 30, 1999, as calculated by the OTS, which is based upon quarterly information that is voluntarily provided to the OTS.

                                        PERCENTAGE CHANGE IN NET PORTFOLIO VALUE

                                 Changes                                            Board
                                in Market                  Projected               Policy
                             Interest Rates                Change (1)              Limit (2)
                             --------------                ----------              ---------
                             (basis points)
                                  + 300                      -35.00%                -40.00%
                                  + 200                      -24.00%                -30.00%
                                  + 100                      -12.00%                -15.00%
                                      0                        0.00%                  0.00%
                                   -100                       10.00%                -15.00%
                                   -200                       20.00%                -30.00%
                                   -300                       29.00%                -40.00%

-------------------------

(1) Calculated as the amount of change in the estimated NPV divided by the estimated NPV assuming no change in interest rates.
(2) Limits are established by the Bank's Board of Directors.

         Certain shortcomings are inherent in the methodology used in the above interest rate risk measurement. Modeling changes in NPV require the making of certain assumptions, which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. Accordingly, although the NPV table provides an indication of the Bank's interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on the Bank's net interest income and will differ from actual results.

COMPARISON OF FINANCIAL CONDITION

         Assets. Total assets for the fiscal year ended September 30, 1999, increased by $29.5 million, or 14.2% from $208.0 million to $237.5 million. The change in assets was primarily due to a $31.5 million increase in net loans outstanding. Mortgage loans secured by one-to-four family dwellings increased by $23.8 million, or 22.6%, while nonmortgage loans increased by $10.3 million, or 66.2%. Cash and cash equivalents, investment securities, and mortgage-backed and related securities decreased by $3.8 million, or 6.2%, due to the increased loan demand, normal maturities and principal payments, calls, and prepayments. Management plans to continue to grow its asset base with an increased emphasis on higher-yielding nonmortgage loans and adjustable-rate mortgage loans.

         Total assets for the fiscal year ended September 30, 1998, increased by $34.5 million, or 19.9%, from $173.5 million to $208.0 million. This increase in assets was primarily due to the $18.5 million in net proceeds received from the Company's stock offering completed April 9, 1998, as part of the Bank's mutual holding company reorganization (the "Reorganization") and a $16.0 million increase in investment and mortgage-backed securities that were funded by Federal Home Loan Bank ("FHLB") advances. In addition to the increase in assets, there were also material changes in the Company's asset portfolio mix. Cash and cash equivalents increased $9.2 million, or 198.3%, from $4.6 million to $13.8 million. This increase was primarily due to the receipt of $9.7 million from the sale of long-term fixed-rate loans in August 1998. Also, nonmortgage loans increased by $2.4 million, or 18.5%, from $13.0 million to $15.4 million, while the mortgage loan portfolio remained stable at $121.1 million.

         Liabilities. Total liabilities for the fiscal year ended September 30, 1999, increased by $31.3 million, or 18.8%, from $166.4 million to $197.7 million. The change in liabilities was primarily due to a $16.0 million increase in borrowed money and a $15.5 million increase in total deposits. Borrowed money increased from $19.5 million to $35.5 million, or 82.1%, while deposits increased from $143.9 million to $159.4 million, or 10.8%. Funds generated from borrowed money and deposits were used to fund the purchase and origination of loans and to engage in various wholesale leverage strategies. Management plans to continue to aggressively market its retail deposit products to the local community and to continue pursuing attractive opportunities to leverage the Company's capital.

         Total liabilities for the fiscal year ended September 30, 1998, increased $13.8 million, or 9.0% , from $152.6 million to $166.4 million. This change in liabilities was primarily due to a $16.0 million increase in borrowed money from $3.5 million to $19.5 million. The borrowed money was used to purchase investment and mortgage backed securities. Also, as part of the Reorganization, depositors withdrew approximately $8.4 million in existing Bank deposits to purchase stock in the Company. While a significant portion of these deposits was replaced as a result of aggressive marketing, total deposits decreased by $1.5 million, or 1.1%, from $145.4 million to $143.9 million.

         Equity. Total equity for the fiscal year ended September 30, 1999, decreased from $41.6 million to $39.7 million, or 4.5%. This decrease was due, in part, to a $2.9 million repurchase of common stock, the payment of $938,000 in cash dividends, and a $1.4 million reduction of accumulated unrealized gains on available for sale securities. These reductions in capital were offset by $2.2 million in net income for the year. Management plans to continue to repurchase its publicly traded common stock at prices that are considered by management to be attractive.

         Total equity for the fiscal year ended September 30, 1998, increased by $20.7 million, or 99.2%, from $20.9 million to $41.6 million. The primary reasons for the increase in equity are the receipt of $18.5 million in net proceeds from the Reorganization and the $1.9 million in net income for the fiscal year.

ANALYSIS OF RESULTS OF OPERATIONS

         Net Interest Income. Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income also depends on the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them, respectively. The following table sets forth certain information relating to the Company for the years ended September 30, 1999, 1998, and 1997. For the periods indicated, the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, is expressed both in dollars and rates. No tax equivalent adjustments were made.

                                                                      For The Years Ended September 30,
                                                      1999                                1998
                                  --------------------------------------------------------------------------------------
                                    AVERAGE        INTEREST                 AVERAGE     INTEREST              AVERAGE
                                  OUTSTANDING       EARNED/        YIELD/  OUTSTANDING   EARNED/    YIELD/   OUTSTANDING
(DOLLARS IN THOUSANDS)              BALANCE          PAID           RATE     BALANCE      PAID      RATE      BALANCE
------------------------------------------------------------------------------------------------------------------------
Interest-earning assets:
  Loans receivable (1).....         $158,534       $ 11,999         7.57%   $136,491   $ 11,020     8.07%    $132,529
  Investment securities....           32,010          1,833         5.73      24,058      1,471     6.11       18,226
  Interest-earning deposits            3,500            226         6.46      13,376        802     6.00        1,049
  Mortgage-backed securities          20,750          1,181         5.69       9,692        634     6.54       11,612
                                      ------          -----         ----       -----        ---     ----       ------

Total interest-earning assets       $214,794        $15,239         7.09     183,617   $ 13,927     7.58      163,416
Noninterest-earning assets.           10,126                                   8,608   ========                 7,751
                                      ------                                   -----                            -----

Total assets...............         $224,920                                           $192,225
                                    ========                                           ========


Interest-bearing liabilities,:
  Demand deposit accounts..         $ 17,413        $   194         1.11%   $ 16,214   $    281     1.73%      12,905
  Money market demand account         13,152            397         3.02      20,974        580     2.77       14,296
  Savings accounts.........           22,624            717         3.17      19,607        663     3.38       14,037
  Certificates of deposit..           98,030          5,099         5.20      96,400      5,170     5.36      105,119
  Borrowed funds...........           28,658          1,481         5.17       7,852        432     5.50        2,309
                                      ------          -----         ----       -----        ---     ----        -----

Total interest-bearing liabilities  $179,877        $ 7,888         4.39     161,047      7,126     4.42%     148,666
                                                    -------                            ========
Noninterest-bearing liabilities        3,420                                   2,032                            3,098
                                       -----                                   -----                            -----

Total liabilities..........         183,297                                  163,079                          151,764

Total equity...............          41,623                                   29,146                           19,403
                                     ------                                   ------                           ------

Total liabilities and
  retained earnings........        $224,920                                 $192,225                         $171,167
                                   ========                                 ========                         ========

Net interest income........                         $ 7,351                             $ 6,801
                                                    =======                             =======

Interest rate spread (2)...                                         2.71%                           3.16%
                                                                    ====                            ====


Net yield on interest-earning
  assets (3)...............                                         3.42%                           3.70%
                                                                    ====                            ====

Ratio of average interest-earning
  assets to interest-bearing
  liabilities..............                                       119.41%                         114.01%
                                                                  ======                          ======

                                           1997
                                   ------------------
                                    INTEREST
                                     EARNED/  YIELD/
                                      PAID      RATE
                                   ------------------
Interest-earning assets:
  Loans receivable (1).....        $ 10,826     8.17%
  Investment securities....           1,232     6.76
  Interest-earning deposits              89     8.48
  Mortgage-backed securities            789     6.79
                                        ---     ----

Total interest-earning assets        12,936     7.92
Noninterest-earning assets.

Total assets...............        $171,167
                                   ========


Interest-bearing liabilities,:
  Demand deposit accounts..             243     1.88%
  Money market demand account           429     3.00
  Savings accounts.........             387     2.76
  Certificates of deposit..           5,746     5.47
  Borrowed funds...........             147     6.37
                                        ---     ----

Total interest-bearing liabilities    6,952     4.68%
                                      -----

Noninterest-bearing liabilities

Total liabilities..........

Total equity...............

Total liabilities and
  retained earnings........

Net interest income........        $  5,984
                                   ========

Interest rate spread (2)...                     3.24%
                                                ====


Net yield on interest-earning
  assets (3)...............                     3.66%
                                                ====

Ratio of average interest-earning
  assets to interest-bearing
  liabilities..............                   109.92%
                                              ======

--------------------------

(1)      Average balances include nonaccrual loans.
(2) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(3) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

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

                                                   FOR THE YEAR ENDED                           FOR THE YEAR ENDED
                                        SEPTEMBER 30, 1999 VS SEPTEMBER 30, 1998       SEPTEMBER 30, 1998 TO SEPTEMBER 30, 1997
                                                   INCREASE (DECREASE)                          INCREASE (DECREASE)
                                                         DUE TO                                       DUE TO
                                                         ------                                       ------
                                                                   RATE/                                   RATE/
(IN THOUSANDS)                                 VOLUME     RATE    VOLUME     TOTAL    VOLUME      RATE    VOLUME   TOTAL
----------------------------------------------------------------------------------------------------------------------------
Interest income:
Securities and other interest-earning assets   $(106)   $ (32)     $(76)  $   (214)   $1,245    $(145)    $(137)   $963
Mortgage-backed and related securities           723      (82)      (94)       547      (130)     (43)        7    (166)
Loan portfolio........................         1,780     (689)     (112)       979       324      (126)      (4)    194
                                               -----     ----      ----        ---       ---      ----       --     ---

    Total interest income.............         2,397     (803)     (282)     1,312     1,438      (313)     (133)   991
                                               -----     ----      ----      -----     -----      ----      ----    ---

Interest expense:
Deposits..............................            (6)    (245)      (36)      (287)      318      (410)      (19)  (111)
Borrowed funds........................         1,145      (26)      (69)     1,049       353       (20)      (48)   285
                                               -----      ---       ---      -----       ---       ---       ---    ---
  Total interest expense..............         1,139     (270)     (107)       762       671      (429)      (68)   174
                                               -----     ----      ----        ---       ---      ----       ---    ---

Net interest income...................       $ 1,259    $(534)   $ (175)   $   550     $ 767     $ 115     $ (65)  $817
                                             =======    =====    ======    =======     =====     =====     =====   ====

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

         Net Income. Net income for the fiscal year ended September 30, 1999, increased by $275,000, or 14.6%, to $2.2 million. This change was primarily due to a $549,000 increase in net interest income, a $1.1 million increase in the gain on sale of assets, and a $301,000 increase in operating noninterest income. These increases were offset, in part, by a $1.7 million increase in noninterest expenses.

          Net income for the fiscal year ended September 30, 1998, increased by $454,000, or 30.3%, from $1.4 million to $1.9 million. The increase was primarily due to a $866,000 increase in net interest income and an increase of $391,000 in noninterest income. The effects of these increases were partially offset by a $610,000 increase in noninterest expenses.

         Interest Income. Interest income for the fiscal year ended September 30, 1999, increased by $1.3 million, or 9.4%, to $15.2 million. This change was primarily due to a $1.0 million, or 8.9%, increase in interest earned on loans outstanding. This increase was primarily attributable to a $22.0 million, or 16.1% increase in average loans outstanding from $136.5 million to $158.5 million, the effects of which were offset by a 50 basis point reduction in the yield from 8.07% to 7.57%. The decrease in yield was primarily due to the lower interest rate environment that resulted in the refinancing of many existing higher-yielding loans and the origination of new loans at lower interest rates. Management plans to continue to prudently grow the

Company's loan portfolio with an emphasis on higher-yielding nonmortgage loans and adjustable-rate mortgage loans.

         Interest earned on mortgage-backed and related securities increased by $547,000, or 86.3%, due to an $11.1 million, or 114.1%, increase in the average outstanding balance from $9.7 million to $20.8 million, the effects of which were offset by a 74 basis point decrease in yield from 6.43% to 5.69%. Mortgage-backed securities increased during the year primarily due to the execution of leverage strategies, which were funded by FHLB advances. Interest earned on investment securities and interest-earning deposits decreased by $214,000, or 9.4%, due to a $1.9 million, or 5.1%, decrease in the average outstanding balance from $37.4 million to $35.5 million and a 30 basis point decrease in yield from 6.10% to 5.80%. The decrease in yield was primarily caused by a lower interest rate environment which resulted in faster prepayments on higher-yielding securities, downward adjustments on adjustable-rate securities, and the reinvestment of matured and called securities at lower interest rates.

         Interest income for the fiscal year ended September 30, 1998, increased by $1.0 million, or 7.8%, from $12.9 million to $13.9 million. This increase was due to a $963,000 increase in income from investment securities and a $243,000 increase in income from loans, the effects of which were partially offset by a $166,000 decrease in income from mortgage-backed securities. The increase in income from investment securities was primarily attributable to an $18.1 million, or 93.8%, increase in the average balance of investment securities from $19.3 million to $37.4 million, the effects of which were offset by a 75 basis point decrease in the average yield from 6.85% to 6.10%. The increase in the Company's investment portfolio was due, in part, to the purchase of $26.2 million in investment securities using proceeds received from the stock conversion and FHLB advances. The sale and maturity of $8.1 million in investment securities offset this increase. The decrease in the yield on investments was primarily due to the fact that many higher-yielding investments have either matured or were called, while additional securities were purchased in a lower interest rate environment. The decrease in income from mortgage-backed securities was attributable to a $1.9 million, or 16.4%, decrease in the average balance of mortgage backed securities from $11.6 million to $9.7 million. The decrease in the average balance of mortgage-backed securities was primarily the result of faster prepayments due to falling interest rates. The decrease in market rates also resulted in a 36 basis point decrease in the yield on mortgage-backed securities from 6.79% to 6.43%. Interest income from the Company's loan portfolio increased by $243,000, or 2.2%, from $10.8 million to $11.0 million. This increase was primarily due to a $4.0 million, or 3.0%, increase in the average balance of loans from $132.5 million to $136.5 million, the effects of which were partially offset by a 10 basis point reduction in the yield to 8.07% from 8.17%. The decrease in yield was primarily due to the lower interest rate environment.

         Interest Expense. For the fiscal year ended September 30, 1999, interest expense increased by $761,000, or 10.7% from $7.1 million to $7.9 million. This change was due to a $1.0 million increase in interest expense on borrowed money, the effects of which were offset by a $287,000 decrease in interest paid on deposits. The increase in interest expense on borrowed money was due to a $20.8 million increase in the average balance from $7.9 million to $28.7 million, the effects of which were offset by a 33 basis point decrease in the interest rate paid on borrowed funds. Interest paid on deposits decreased as a result of a $2.0 million reduction in the average outstanding balance from $153.2 million to $151.2 million and 13 basis point reduction in the rate paid from 4.37% to 4.24%. The average outstanding balance of deposits in 1998 included the effects of approximately $113 million in deposits held in escrow in connection with the mutual holding company reorganization completed in April 1998.

         Interest expense increased by $174,000, or 2.5%, to $7.1 million for the fiscal year ended September 30, 1998, from $6.9 million for the prior fiscal year. This increase was due to the net effect of a $285,000 increase in interest expense on borrowings and a $111,000 decrease in interest expense on deposits. The increased expense on borrowed money was primarily due a $5.4 million increase in the average balance of borrowings from $2.3 million to $7.9 million, the effects of which were offset by an 87 basis point reduction in the rate paid on borrowings from 6.37% to 5.50%. Interest expense on deposits decreased as a result of a 28 basis point decrease in the rate paid on deposits from 4.65% to 4.37%. The benefit of the lower cost of deposits was offset by a $6.8 million increase in the average balance of deposit accounts.

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

         The Company provided $105,000 and $300,000 in loan loss provisions for the fiscal years ended September 30, 1999 and 1998, respectively. The reduction in the provision for loan losses was primarily the result of the decrease in nonperforming loans from $1.2 million to $94,000. The Company's allowance for loan losses was $1.5 million and $1.4 million, or 1,605% and 114% of nonperforming assets, for the fiscal years ended September 30, 1999 and 1998, respectively. Management will make future loan loss provisions based on available information including changes in economic conditions, changes in the loan portfolio mix and performance, and regulatory requirements.

          The Company provided $300,000 and $293,000 in loan loss provisions during the fiscal years ended September 30, 1998 and 1997, respectively. The increase was primarily due to the strong loan volume during the year. At September 30, 1998 and 1997, the Company's allowance for loan losses was $1.4 million and $1.1 million, respectively, and the Company's nonperforming loans were $1.2 million and $1.1 million, respectively. The Company's allowance for loan losses as a percentage of total nonperforming loans at September 30, 1998 and 1997, was 114.0% and 104.8%, respectively.

         Noninterest Income. Noninterest income is composed of service charges on deposit accounts, gains on sale of assets, and other income. For the fiscal year ended September 30, 1999, noninterest income increased by $1.4 million, or 148.3%, from $956,000 to $2.4 million. The primary reasons for the change were a $1.1 million increase in gain on sale of assets, a $108,000 increase in service charges on deposit accounts, and a $193,000 increase in other income. The gain on sale of assets included a $90,000 gain on sale of $13.1 million in long-term fixed-rate mortgage loans and a $1.3 million gain on sale of $6.4 million in investments. The increase in service charges on deposit accounts resulted from an aggressive marketing program to increase fee generating demand deposit accounts. Other income increased due to fees generated as a result of strong loan demand and increased commissions generated on the sale of uninsured investment products by the Bank's wholly-owned subsidiary.

         Noninterest income increased by $440,000, or 85.3%, to $956,000 for the fiscal year ended September 30, 1998, from $516,000 for the prior fiscal year. The primary reasons for the increase were a $114,000 increase in the gain on sale of assets, a $52,000 increase in service charges on deposit accounts, and a $274,000 increase in other income. The increase in deposit fees resulted, in part, from management's emphasis on fee generating demand deposit accounts. The increase in the gain on sale of assets was primarily due to the sale of $9.7 million of long-term fixed rate loans at a gain of $80,000 in order to reduce the Bank's interest rate risk. Other income increased due to a higher level of loan demand due to falling interest rates and increased commissions on the sale of uninsured securities products.

         Noninterest Expenses. Noninterest expense is composed of salaries and benefits, office occupancy, deposit insurance, data processing, advertising, professional services, and other expenses. For the fiscal year ended September 30, 1999, noninterest expense increased $1.7 million, or 37.1%, from $4.6 million to $6.3 million. The primary reason for the change was a $1.5 million increase in salary and benefits. There were also modest increases in professional services, data processing, and other noninterest expenses, the effects of which were partially offset by small decreases in office occupancy, deposit insurance, and advertising. The increase in salary and benefits was primarily due to a $1.0 million nonrecurring expense associated with the award of common stock in accordance with the Gaston Federal Bank 1999 Recognition and Retention Plan approved by the shareholders in April 1999. Also, there was an increase in the number of employees resulting, in part, from the preparation of the opening of the Shelby Loan Production Office and the implementation of extended drive-thru hours at each of the branch office locations. Professional services increased as a result of the additional expenses associated with operating a publicly traded company and data processing expenses increased due to the purchase of updated software and hardware and the added expense of preparing and testing for Year 2000 readiness.

         Noninterest expenses increased by $600,000, or 15.0%, to $4.6 million for the fiscal year ended September 30, 1998, from $4.0 million for the prior fiscal year. The increase was primarily due to a $248,000 increase in compensation and benefits and a $324,000 increase in other noninterest expenses. The increase in compensation and benefits was primarily due to an increase in the number of personnel in order to operate the Company more like a commercial bank. Other noninterest expenses increased, in part, due to the addition of three automated teller machines, the implementation of a debit card program, branch office improvements, and increased expenditures for computers and technology.

         Provision for Income Taxes. The Company's provision for income taxes was $1.2 million and $1.0 million for the fiscal years ended September 30, 1999, and 1998, respectively. The change was due to a $470,000 increase in income before taxes and a slight increase in the effective tax rate from 34.7% to 35.7%.

         The Company's provision for income taxes was $1.0 million and $819,000 for the fiscal years ended September 30, 1998 and 1997. The increase was due to a $600,000 increase in income before taxes and a reduction in the effective tax rate from 36.4% to 34.7%. The effective tax rate decreased due to the increase in state tax-exempt investments and bank-qualified tax-exempt municipal securities.

CAPITAL RESOURCES AND LIQUIDITY

         The Company's liquidity management objective is to ensure the availability of sufficient cash flows to meet all financial commitments and to capitalize on opportunities for expansion. Liquidity management addresses the ability to meet deposit withdrawals on demand or at contractual maturity, to repay borrowings as they mature, and to fund new loans and investments as opportunities arise. The Company's primary sources of internally generated funds are principal and interest payments on loans receivable, cash flows generated from operations, and cash flows generated by investments. External sources of funds include increases in deposits and FHLB advances.

         The Company is required under applicable federal regulations to maintain specified levels of "liquid" investments in qualifying types of United States Government, federal agency and other investments having maturities of five years of less. Current OTS regulations require that a savings association maintain liquid assets of not less than 4% of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. Monetary penalties may be imposed for failure to meet applicable liquidity requirements. At September 30, 1999, the Company's liquidity, as measured for regulatory purposes, was in excess of the minimum OTS requirement.

         At September 30, 1999, the Company had loan commitments (excluding undisbursed portions of interim construction loans of $6.2 million) of $704,000 and unused lines of credit of $19.3 million. The Company believes that it has adequate resources to fund loan commitments as they arise. If the Company requires funds beyond its internal funding capabilities, additional advances from the FHLB are available. At September 30, 1999, approximately $85.2 million of time deposits were scheduled to mature within a year, and the Company expects that a portion of these time deposits will not be renewed upon maturity.

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

IMPACT OF NEW ACCOUNTING STANDARDS

         In June, 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which, establishes accounting and reporting requirements for derivative instruments, including derivative instruments imbedded other contracts. The provisions of the Statement are effective for fiscal years beginning after June 15, 2000. The Company expect that adopting the provisions of SFAS No. 133 will not have a material impact on the consolidated financial statements of the Company.

YEAR 2000 CONSIDERATIONS

         Like many financial institutions, the Bank relies upon computers for conducting its daily operations. There is concern among industry experts that on January 1, 2000, computers will be unable to "read" the new year and, as a consequence, there may be widespread computer malfunctions. Since the Bank processes all of its loan, deposit, and accounting operations on an internal data processing system, the Year 2000 issue could have a material adverse effect on the operations of the Bank if proper modifications and conversions are not made in a timely manner. As a result, Management has successfully completed a comprehensive review of its computer systems to identify items that could be affected by the Year 2000, developed and implemented a Year 2000 Plan to modify or replace the affected systems, and tested all systems for Year 2000 readiness.

         While the Bank has completed its Year 2000 Plan, there can be no assurance that the mission critical systems of the Bank or other companies and vendors on which the Bank's systems may rely will be fully operational. The failure of outside entities to adequately address the Year 2000 issue could have an adverse effect on the Bank's ability to conduct its business. In an effort to reduce the potential adverse effects in such a scenario, workaround procedures have been developed for all third party vendors and are detailed in the Company's Year 2000 Business Resumption Contingency Plan.

STOCK REPURCHASE PLANS

         In October 1998, the Company was authorized to repurchase up to 105,668 shares, or 5.0% of the publicly held common stock as part of its capital management strategy. The repurchase was completed in May 1999 at a weighted average price of $13.45 per share.

         In April 1999, the Company was authorized to repurchase up to 84,534 shares of the publicly held common stock in accordance with the Gaston Federal Bank 1999 Recognition and Retention Plan. The repurchase was completed in July 1999 at a weighted average price of $13.78 per share.

         In April 1999, the Company was authorized to repurchase up to 211,335 shares of the publicly held common stock in accordance with the Gaston Federal Bank 1999 Stock Option Plan. As of December 6, 1999, the Company has repurchased 68,398 shares of its common stock at a weighted average price of $12.81 per share.

CONSOLIDATED STATEMENTS OF CONDITION

                                                                                                         September 30,
                                                                                                 1999                   1998
                                                                                                 ----                   ----
ASSETS
Cash and due from banks                                                                      $   4,206,884        $   2,697,028
Interest-earning bank balances                                                                   8,375,733           11,100,936
                                                                                             -------------        -------------
      Cash and cash equivalents                                                                 12,582,617           13,797,964
Investment securities
         Available-for-sale                                                                     15,777,462           20,919,033
         Held-to-maturity (fair value of  $12,367,959 in 1999 and $15,967,677 in 1998)          12,865,176           15,588,173
Mortgage-backed and related securities
         Available-for-sale                                                                     16,166,636            8,350,179
         Held-to-maturity (fair value of $3,804,134 in 1999 and $6,448,878 in 1998)              3,825,092            6,357,370
Loans, net                                                                                     168,044,032          136,500,519
Premises and equipment                                                                           2,503,082            2,247,437
Accrued interest receivable                                                                      1,244,381            1,238,225
Federal Home Loan Bank stock                                                                     1,775,000            1,300,121
Deferred income taxes                                                                              709,795                   --
Other assets                                                                                     1,959,932            1,704,466
                                                                                             -------------        -------------
         Total assets                                                                        $ 237,453,205        $ 208,003,487
                                                                                             =============        =============

LIABILITIES AND EQUITY
Deposits                                                                                     $ 159,424,778        $ 143,900,772
Advances from borrowers for taxes and insurance                                                    760,857              728,061
Accrued interest payable                                                                           549,783              428,868
Advances from Federal Home Loan Bank                                                            35,500,000           19,500,000
Deferred income taxes                                                                                   --              415,589
Other liabilities                                                                                1,509,197            1,460,068
                                                                                             -------------        -------------
         Total liabilities                                                                     197,744,615          166,433,358
Commitments and contingencies
Stockholders' Equity
         Preferred stock, 10,000,000 shares authorized, none issued                                     --                   --
      Common stock, $1.00 par value, 20,000,000 shares authorized,
         issued and outstanding 4,581,034 in 1999 and 4,496,500 in 1998                          4,581,034            4,496,500
      Additional paid-in-capital                                                                16,650,944           15,721,070
      Unallocated common stock held by Employee Stock Ownership Plan                            (1,493,434)          (1,615,539)
      Retained earnings, substantially restricted                                               22,653,309           21,430,004
      Accumulated unrealized gain on securities available-for-sale, net of tax                     176,226            1,538,094
      Treasury stock of 211,400 shares at cost                                                  (2,859,489)                  --
                                                                                             -------------        -------------
            Total equity                                                                        39,708,590           41,570,129
                                                                                             -------------        -------------

            Total liabilities and equity                                                     $ 237,453,205        $ 208,003,487
                                                                                             =============        =============

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                            Year Ended September 30,
                                                             1999               1998
                                                             ----               ----
INTEREST INCOME
    Loans                                                 $11,998,766       $11,019,814
    Investment securities                                   2,059,379         2,273,839
    Mortgage-backed and related securities                  1,180,512           633,789
                                                          -----------       -----------
         Total interest income                             15,238,657        13,927,442
INTEREST EXPENSE
    Deposits                                                6,407,099         6,694,335
    Borrowed funds                                          1,481,231           432,240
                                                          -----------       -----------
         Total interest expense                             7,888,330         7,126,575
                                                          -----------       -----------

         Net interest income                                7,350,327         6,800,867

PROVISION FOR LOAN LOSSES                                     105,000           300,000
                                                          -----------       -----------

Net interest income after provision for loan losses         7,245,327         6,500,867

NONINTEREST INCOME
     Service charges on deposit accounts                      368,076           260,543
     Gain on sale of securities                             1,272,356           184,213
     Gain on sale of other assets                             116,706            88,006
     Other income                                             616,371           423,035
                                                          -----------       -----------
         Total noninterest income                           2,373,509           955,797

NONINTEREST EXPENSE
     Salaries and benefits                                  4,011,564         2,476,633
     Occupancy                                                457,878           500,232
     Deposit insurance                                         90,720           109,360
     Data processing                                          207,105           122,817
     Advertising                                              230,988           255,223
     Professional services                                    290,143           197,209
     Other                                                    970,646           905,406
                                                          -----------       -----------
         Total noninterest expense                          6,259,044         4,566,880
                                                          -----------       -----------

INCOME BEFORE INCOME TAXES                                  3,359,792         2,889,784
PROVISION FOR INCOME TAXES                                  1,198,430         1,004,000
                                                          -----------       -----------

NET INCOME                                                $ 2,161,362       $ 1,885,784
                                                          ===========       ===========

EARNINGS PER SHARE
     Basic earnings per share                             $      0.50                NA
     Diluted earnings per share                           $      0.50                NA




See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                                                      Year Ended September 30,
                                                                                       1999                1998
                                                                                       ----                ----
Net income                                                                         $ 2,161,362        $ 1,885,784

Other comprehensive income, net of tax:
     Unrealized gains (losses) on securities
         Unrealized holding gains (losses) arising during period, net of tax
              effect of $308,003 in 1999 and $(313,334) in 1998                       (547,560)           557,039
         Reclassification adjustment for gains included in net income,
              net of tax effect of $458,048 in 1999 and $66,317 in 1998               (814,308)          (117,896)
                                                                                   -----------        -----------
     Other comprehensive income                                                     (1,361,868)           439,143

Comprehensive income                                                               $   799,494        $ 2,324,927
                                                                                   ===========        ===========


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

                                                                                               Unallocated
                                                                               Retained          Common        Accumulated
                                                            Additional         Earnings          Stock          Unrealized
                                  Preferred     Common       Paid-In         Substantially       Held By      Gains (Losses)
                                    Stock        Stock       Capital           Restricted         ESOP          net of tax
---------------------------------------------------------------------------------------------------------------------------

BALANCE, SEPTEMBER 30, 1997          $--      $         --    $         --     $ 19,769,045     $         --     $  1,098,951
Comprehensive results:
Net income                            --                --              --        1,885,784               --               --
Other comprehensive results,
     net of tax                       --                --              --               --               --          439,143
Issuance of 2,113,355 shares
     of $1.00 par value common
     stock in the initial public
     offering at $10.00 per share     --         2,113,355      18,104,215               --               --               --
Issuance of 2,383,145 shares of
     $1.00 par value common
     stock to Gaston Federal
     Holdings, MHC                    --         2,383,145      (2,383,145)              --               --               --
Loan to ESOP for purchase
     of common stock                  --                --              --               --       (1,690,680)              --
Allocation from shares
     purchased with loan to ESOP      --                --              --               --           75,141               --
Cash dividends declared on
     common stock                     --                --              --         (224,825)              --               --

-----------------------------------------------------------------------------------------------------------------------------
BALANCE, SEPTEMBER 30, 1998           --         4,496,500      15,721,070       21,430,004       (1,615,539)       1,538,094
Comprehensive results:
     Net income                       --                --              --        2,161,362               --               --
     Other comprehensive
         results, net of tax                                            --               --               --       (1,361,868)
Issuance of 84,534 shares of
     $1.00 par value common
     stock for employee
     benefit plans                    --            84,534         929,874               --               --               --
Allocation from shares
     purchased with loan to ESOP      --                --              --               --          122,105               --
Cash dividends declared on
     common stock                     --                --              --         (938,057)              --               --
Repurchase of common stock            --                --              --               --               --               --

-----------------------------------------------------------------------------------------------------------------------------
BALANCE, SEPTEMBER 30, 1999        $  --      $  4,581,034     $ 16,650,944     $ 22,653,309     $ (1,493,434)       $176,226
=============================================================================================================================


                                          Treasury                       Total
                                            Stock                       Equity
------------------------------------------------------------------------------

BALANCE, SEPTEMBER 30, 1997        $         --                $ 20,867,996
Comprehensive results:
Net income                                   --                   1,885,784
Other comprehensive results,
     net of tax                              --                     439,143
Issuance of 2,113,355 shares
     of $1.00 par value common
     stock in the initial public
     offering at $10.00 per share            --                  20,217,570
Issuance of 2,383,145 shares of
     $1.00 par value common
     stock to Gaston Federal
     Holdings, MHC                           --                          --
Loan to ESOP for purchase
     of common stock                         --                  (1,690,680)
Allocation from shares
     purchased with loan to ESOP             --                      75,141
Cash dividends declared on
     common stock                            --                    (224,825)

------------------------------------------------------------------------------
BALANCE, SEPTEMBER 30, 1998                  --                  41,570,129
Comprehensive results:
     Net income                              --                   2,161,362
     Other comprehensive
         results, net of tax                  --                 (1,361,868
Issuance of 84,534 shares of
     $1.00 par value common
     stock for employee
     benefit plans                           --                   1,014,408
Allocation from shares
     purchased with loan to ESOP             --                     122,105
Cash dividends declared on
     common stock                            --                    (938,057)
Repurchase of common stock           (2,859,489)                 (2,859,489)

---------------------------------------------------------------------------
BALANCE, SEPTEMBER 30, 1999         $(2,859,489)               $ 39,708,590
===========================================================================


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                      Year Ended September 30,
                                                                                                    1999                   1998
                                                                                                ------------           ------------
OPERATING ACTIVITIES
   Net income                                                                                   $  2,161,362           $  1,885,784
      Adjustments to reconcile net income to net cash provided by operating activities
      Provision for loan losses                                                                      105,000                300,000
      Depreciation                                                                                   334,533                401,789
      Deferred income tax (benefit)                                                                 (146,000)              (213,000)
      Gain on sale of investments available-for-sale                                              (1,272,356)              (184,213)
      Gain on sale of loans                                                                          (89,725)               (80,148)
      Gain on sale of premises and equipment                                                         (26,981)                     -
      Deferred loan origination fees                                                                (115,690)               (20,050)
      Issuance of shares for the Recognition and Retention Plan                                    1,014,408                      -
      Allocation of shares to the ESOP                                                               122,105                 75,141
      (Increase) in interest receivable                                                               (6,156)              (281,033)
         Increase (decrease) in interest payable                                                    (101,504)                16,634
      (Increase) in other operating assets                                                          (186,048)              (882,324)
                                                                                                ------------           ------------
           Net cash provided by operating activities                                               1,792,948              1,018,580

INVESTING ACTIVITIES
Net (increase) in loans made to customers                                                        (44,578,609)           (11,809,490)
Proceeds from the sale of loans                                                                   13,135,511              9,600,226
Proceeds from the sale of premises and equipment                                                      49,250                      -
Proceeds from the sale of investments available-for-sale                                           5,881,780              2,628,000
Proceeds from the sale of mortgage-backed and related securities                                     492,304                      -
Maturities and prepayments of investments available-for-sale                                       5,275,277                      -
Maturities and prepayments of investments held-to-maturity                                         2,722,997              6,700,000
Maturities and prepayments of mortgage-backed and related securities                               5,723,340              4,414,063
Purchases of investments available-for-sale                                                       (6,515,000)           (14,420,877)
Purchases of investments held-to-maturity                                                                  -            (11,881,144)
Purchases of mortgage-backed and related securities                                              (11,867,075)            (9,012,318)
Purchases of FHLB stock                                                                             (474,879)                     -
Purchases of premises and equipment                                                                 (612,447)              (509,729)
                                                                                                ------------           ------------
           Net cash used for investing activities                                                (30,767,551)           (24,291,269)

FINANCING ACTIVITIES
Net increase (decrease) in  deposits                                                              15,524,006             (1,542,728)
Dividends to stockholders                                                                           (938,057)              (224,825)
Repurchase of common stock                                                                        (2,859,489)                     -
Proceeds from common stock issuance                                                                        -             18,526,890
Advances from FHLB                                                                                18,000,000             16,000,000
Repayments of advances from FHLB                                                                  (2,000,000)                     -
Increase (decrease) in advances from borrowers for insurance and taxes                                32,796               (314,299)
                                                                                                ------------           ------------
           Net cash provided by financing activities                                              27,759,256             32,445,038

Net increase (decrease) in cash and cash equivalents                                              (1,215,347)             9,172,349
Cash and cash equivalents at the beginning of the year                                            13,797,964              4,625,615
                                                                                                ------------           ------------
Cash and cash equivalents at the end of the year                                                $ 12,582,617           $ 13,797,964
                                                                                                ============           ============


See notes to consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Gaston Federal Bancorp, Inc. is a stock holding company whose activities are primarily limited to holding the stock of Gaston Federal Bank. The Bank is a community-oriented Federal stock savings bank engaged primarily in the business of offering deposits to customers through its branch offices and investing those deposits, together with funds generated from operations and borrowings, in residential, commercial and consumer loans. The Bank's wholly-owned subsidiary, Gaston Financial Services, Inc. (doing business as Gaston Federal Investment Services) acts as an independent agent selling various financial products.

The accounting and reporting policies of Gaston Federal Bancorp, Inc. and its subsidiaries follow generally accepted accounting principles and policies within the financial services industry. The following is a summary of the more significant policies.

Principles of Consolidation - The consolidated financial statements include the accounts of Gaston Federal Bancorp, Inc., its wholly-owned subsidiary, Gaston Federal Bank, and the Bank's wholly-owned subsidiary, Gaston Financial Services, Inc. All significant intercompany accounts and transactions have been eliminated.

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

Securities classified as available-for-sale are carried at fair value. Such securities are used to execute asset/liability management strategies and to manage liquidity. Adjustments for unrealized gains or losses, net of related income tax effect, are recorded as an addition or deduction from equity in the form of other comprehensive results.

The Company has no trading portfolio.

Amortization of premiums and accretion of discounts are included in interest income over the life of the related security, or in the case of mortgage-backed and related securities, the estimated life of the security. Gains or losses on the sale of securities are recognized on a specific identification, trade date basis.

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

The allowance for loan losses is maintained at a level believed by management to be adequate to absorb losses inherent in the portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, past loan loss experience, current economic conditions, volume, growth, and composition of the loan portfolio, and other risks inherent in the portfolio. Loans are charged to the allowance at the time they are determined to be losses. Subsequent recoveries are credited to the allowance.

Concentrations of Credit Risk - The Company makes loans to individuals and small businesses primarily in Gaston County, North Carolina and surrounding counties. The Company has a diversified loan portfolio, and the borrowers' ability to repay their loans is not dependent upon any specific economic segment.

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

Reclassifications - Certain of the prior year amounts have been reclassified to conform to current year presentation; such reclassifications are immaterial to the financial statements.

Comprehensive Income - During the year ended September 30, 1999, the Company adopted SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 established standards for the reporting and display of comprehensive income and its components in financial statements. SFAS No. 130 defines comprehensive income as net income, as currently reported, as well as unrealized gains and losses on assets available for sale and certain other items not currently included in the income statement. The disclosure requirements of SFAS No. 130 have been included in the Consolidated Statements of Comprehensive Income.

Operating Segments - The FASB issued in June 1997, SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which established standards for the way public business enterprises report information about operating segments. This statement also established standards for related disclosures about products, services, geographic areas and major customers. In adopting SFAS No. 131, the Company has determined that, using the definitions contained in the statement, all of its activities constitute only one reportable operating segment.

Impact of Recently Issued Accounting Standards - SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, issued in June 1998, establishes accounting and reporting requirements for derivative instruments, including derivative instruments embedded in other contracts. The provisions of the Statement are effective for fiscal years beginning after June 15, 2000. The Company intends to adopt this statement effective October 1, 2000. The Company expects that adopting the provisions of this statement will not have a material impact on the consolidated financial statements of the Company.

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

NOTE 3 - INVESTMENT SECURITIES

The aggregate book and fair values, as well as gross unrealized gains and losses, of investment securities as of September 30 were as follows:

                                                                              September 30, 1999
                                                           -------------------------------------------------------
                                                                Book      Unrealized    Unrealized        Fair
                                                               Value         Gains        Losses          Value
                                                           -------------------------------------------------------
Available-for-Sale
U.S. Treasury and other agencies                            $ 9,256,466   $     5,545   $  (102,730)   $ 9,159,281
Municipals                                                    5,736,978          --        (372,773)     5,364,205
FHLMC stock                                                      25,404     1,135,662          --        1,161,066
Other equity securities                                          92,910          --            --           92,910
                                                            -----------   -----------   ------------   -----------
Total available-for-sale                                    $15,111,758   $ 1,141,207   $  (475,503)   $15,777,462
                                                            ===========   ===========   ===========    ===========

Mortgage-backed and related securities Available-for-Sale
FNMA                                                          2,485,393          --         (72,275)     2,413,118
GNMA                                                          8,014,443          --        (232,728)     7,781,715
SBA's                                                         6,043,041          --         (71,238)     5,971,803
                                                            -----------   -----------   ------------   -----------
    Total mortgage-backed and
        related securities                                  $16,542,877   $      --     $  (376,241)   $16,166,636
                                                            ===========   ===========   ===========    ===========

Held-to-Maturity
U.S. Treasury and other agencies                            $12,498,539   $      --     $  (497,298)   $12,001,241
Municipals                                                      366,637            81          --          366,718
                                                            -----------   -----------   ------------   -----------
    Total held-to-maturity                                   12,865,176            81      (497,298)    12,367,959
                                                            ===========   ===========   ===========    ===========

Mortgage-backed and related securities Held-to-Maturity

FHLMC                                                       $ 1,645,951   $     7,171   $   (20,502)   $ 1,632,620
FNMA                                                          1,415,532         4,414       (18,743)     1,401,203
GNMA                                                            763,609        11,850        (5,148)       770,311
                                                            -----------   -----------   ------------   -----------
    Total mortgage-backed and
        related securities                                  $ 3,825,092   $    23,435   $   (44,393)   $ 3,804,134
                                                            ===========   ===========   ===========    ===========

                                                                               September 30, 1998
                                                           -------------------------------------------------------
                                                               Book       Unrealized    Unrealized        Fair
                                                               Value        Gains        Losses           Value
                                                           -------------------------------------------------------
Available-for-Sale
Federated U.S. Government Fund                              $ 1,162,998   $   134,735   $       --     $ 1,297,733
Asset Management Fund                                         1,459,188        36,803           --       1,495,991
FHLMC Stock                                                      43,967     2,184,170           --       2,228,137
U.S. Treasury and other agencies                             15,046,698       156,003           --      15,202,701
Municipals                                                      680,000        14,471           --         694,471
                                                            -----------   -----------   ------------   -----------
    Total available-for-sale                                $18,392,851   $ 2,526,182   $       --     $20,919,033
                                                            ===========   ===========   ============   ===========


Mortgage-backed and related securities Available-for-Sale
FNMA                                                        $ 1,482,570   $      --     $     (1,276)  $ 1,481,294
GNMA                                                          4,866,382          --          (12,078)    4,854,304
SBA's                                                         2,009,810         4,771           --       2,014,581
                                                            -----------   -----------   ------------   -----------
   Total mortgage-backed and
      related securities                                    $ 8,358,762   $     4,771   $    (13,354)  $ 8,350,179
                                                            ===========   ===========   ============   ===========

Held-to-Maturity

U.S. Treasury and other agencies                            $15,228,173   $   371,223   $       --     $15,599,396
Municipals                                                      360,000         8,281           --         368,281
                                                            -----------   -----------   ------------   -----------
    Total held-to-maturity                                   15,588,173       379,504           --      15,967,677
                                                            ===========   ===========   ============   ===========


Mortgage-backed and related securities Held-to-Maturity
FHLMC                                                       $ 3,038,585   $    22,103   $       --     $ 3,060,688
FNMA                                                          2,352,782        26,879           --       2,379,661
GNMA                                                            966,003        42,526           --       1,008,529
                                                            -----------   -----------   ------------   -----------
   Total mortgage-backed and
      related securities                                    $ 6,357,370   $    91,508   $       --     $ 6,448,878
                                                            ===========   ===========   ============   ===========

 The book value and estimated fair value of debt securities at September 30, 1999, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                 September 30, 1999
                                            ----------------------------
                                               Book             Fair
                                               Value            Value
                                            ----------------------------
Available-for-Sale
Due in one year or less                     $ 1,500,673      $ 1,504,814
Due after one year through five years         8,609,885        8,488,474
Due after five years through ten years        2,269,337        2,153,771
Due after ten years                           2,613,549        2,376,427
Equities                                        118,314        1,253,976
                                            -----------      -----------
                                            $15,111,758      $15,777,462
                                            ===========      ===========

Mortgage-backed and related securities      $16,542,877      $16,166,636
                                            ===========      ===========

Held-to-maturity
Due in one year or less                     $      --        $      --
Due after one year through five years           866,637          868,030
Due after five years through ten years       11,998,539       11,499,929
Due after ten years                                --               --
                                            -----------      -----------
                                            $12,865,176      $12,367,959
                                            ===========      ===========

Mortgage-backed and related securities      $ 3,825,092      $ 3,804,134
                                            ===========      ===========

Gross realized gains on the sale of securities available for sale were $1,282,044 and $184,213 in 1999 and 1998, respectively. Gross realized losses on the sale of securities available for sale were $9,688 and $0 in 1999 and 1998, respectively. After-tax net gains on the sale of securities were $814,308 and $117,896 in 1998 and 1998, respectively.

Investment securities having a carrying amount of approximately $1,000,000 have been pledged as collateral to secure public deposits at September 30, 1999.

NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES

The following is a summary of loans outstanding by category at September 30:

                                            1999              1998
                                        ------------      ------------
Real estate:
    One-to-four family residential      $129,332,817      $105,526,044
    Multi-family residential               2,413,821         3,771,000
    Commercial mortgage                    7,265,832         8,076,000
    Construction                          11,175,675        10,572,620
Commercial                                14,355,922         6,629,452
Consumer                                  11,599,049         8,988,997
                                        ------------      ------------
Gross loans                              176,143,116       143,564,113
Less:
    Loans in process                       6,204,788         5,151,824
    Deferred loan fees, net                  384,831           500,521
    Allowance for loan losses              1,509,465         1,411,249
                                        ------------      ------------
Net loans                               $168,044,032      $136,500,519
                                        ============      ============


The Company evaluates impairment of its residential mortgage and consumer loans on a collective basis. Commercial loans individually evaluated and considered impaired under SFAS No. 114 at September 30, 1999 and 1998 were immaterial.

Changes in the allowance for loan losses for the two years ended September 30, 1999 were as follows:

                                                        1999            1998
                                                    -----------     -----------
Balance at beginning of year                        $ 1,411,249     $ 1,110,000
Provision for loan losses                               105,000         300,000
Recoveries on loans previously charged off                1,666           6,453
Loans charged off                                        (8,450)         (5,204)
                                                    -----------     -----------
Balance at end of year                              $ 1,509,465     $ 1,411,249
                                                    ===========     ===========

Directors, executive officers, and associates of such persons were customers of and had transactions with the Bank in the ordinary course of business. Included in such transactions are outstanding loans and commitments, all of which were made under normal credit terms and did not involve more than normal risk of collection. The aggregate amount of these loans was $2,409,544 and $1,988,197 at September 30, 1999 and 1998, respectively. During 1999, new loans of $1,022,119 were made and payments totaled $589,485. During 1998, new loans of $1,444,735 were made and payments totaled $216,666.

During 1999, the Bank sold groups of loans with a book value of $13,045,786 at a net gain of $89,725. During 1998, the Bank sold groups of loans with a book value of $9,588,145 at a gain of $80,148. The Bank held no loans for sale at September 30, 1999 or 1998.


NOTE 5 - PREMISES AND EQUIPMENT

Premises and equipment at September 30 are summarized as follows:

                                                       1999              1998
                                                    ----------        ----------
Land                                                $  694,289        $  604,704
Buildings                                            1,799,033         1,725,332
Land Improvements                                      101,720           103,071
Furniture and equipment                              2,140,454         2,067,050
                                                    ----------        ----------
                                                     4,735,496         4,500,157

Less: accumulated depreciation                       2,232,414         2,252,720
                                                    ----------        ----------
                                                    $2,503,082        $2,247,437
                                                    ==========        ==========

NOTE 6 - DEPOSITS

Deposit balances and interest expense and average rates paid for the years ended September 30 are summarized as follows:

                                              1999                                     1998
                            --------------------------------------   --------------------------------------
                                Actual       Interest      Average      Actual        Interest      Average
                               Balance        Expense        Rate       Balance        Expense        Rate
                               -------       --------      -------      -------       --------      -------
Noninterest bearing         $  6,481,000   $       --        --      $  5,878,000   $       --        --
Interest bearing checking     11,916,000        195,000      1.6%      10,913,000        281,000      2.4%
Money market demand           13,709,000        396,000      2.1%      11,929,000        580,000      2.4%
Passbook savings              23,869,000        717,000      3.2%      20,557,000        664,000      3.4%
Savings certificates         103,450,000      5,100,000      5.2%      94,623,000      5,169,000      5.4%
                            ------------   ------------      ---     ------------   ------------      ---
                            $159,425,000   $  6,408,000      4.1%    $143,900,000   $  6,694,000      4.3%
                            ============   ============      ===     ============   ============      ===

Contractual maturities of savings certificates as of September 30, 1999 are as follows:

Under 1 year                                                        $ 85,165,011
1 to 2 years                                                          13,015,613
2 to 3 years                                                           5,269,028
                                                                    ------------
                                                                    $103,449,652
                                                                    ============

Certificates of deposit in excess of $100,000 totaled $17,727,853 and $17,908,000 at September 30,1999 and 1998, respectively, and are not federally insured. Interest paid on deposits and other borrowings was $7,786,826 and $7,126,575 for the years ended September 30, 1999 and 1998, respectively.

Directors, executive officers, and associates of such persons were customers of and had transactions with the Bank in the ordinary course of business. Included in such transactions are deposit accounts, all of which were made under normal terms. The aggregate amount of these deposit accounts was $2,512,000 and $1,520,000 at September 30, 1999 and 1998, respectively.

The deposits of the Bank are insured by the Savings Association Insurance Fund
(SAIF), one of two funds administered by the FDIC. The Bank's annual SAIF premium rates were $.0648 per $100 of deposits in 1999 and 1998.

NOTE 7 - ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank of Atlanta are pursuant to lines of credit and are collateralized by a lien on qualifying first mortgage loans in an amount necessary to satisfy outstanding indebtedness plus accrued interest. Advances had interest rates ranging from 4.69% to 5.75% at September 30, 1999 and 4.97% to 5.75% at September 30, 1998. The unused portion of the line of credit available to the Company at September 30, 1999 was $9,500,000.

Maturities of advances at September 30 are as follows:

                                                     1999                1998
                                                 -----------         -----------
Advances from FHLB due:
    Less than 1 year                             $      --           $      --
    1 to 2 years                                        --                  --
    2 to 3 years                                        --                  --
    3 to 4 years                                   1,500,000           2,000,000
    4 to 5 years                                   7,000,000           1,500,000
    5 to 10 years                                 27,000,000          16,000,000
    After 10 years                                      --                  --
                                                 -----------         -----------
                                                 $35,500,000         $19,500,000
                                                 ===========         ===========

Interest rates on certain advances may be reset at the option of the Federal Home Loan Bank of Atlanta. At September 30, 1999, interest rates on $10 million may be converted to a variable rate of interest on a quarterly basis starting in December 1999, interest rates on $7 million may be reset in 2001, interest rates on $8 million may be reset in 2003 and in 2004.

NOTE 8 - INCOME TAXES

The provision for income taxes is summarized below:

                                                   1999                 1998
                                               -----------          -----------
Currently payable
    Federal                                    $ 1,218,430          $ 1,123,000
    State                                          126,000               94,000
                                               -----------          -----------
                                                 1,344,430            1,217,000
Deferred
    Federal                                       (105,000)            (172,000)
    State                                          (41,000)             (41,000)
                                               -----------          -----------
                                                  (146,000)            (213,000)
                                               -----------          -----------
    Total income taxes                         $ 1,198,430          $ 1,004,000
                                               ===========          ===========

The reasons for the difference between consolidated income tax expense and the amount computed by applying the statutory federal income tax rate of 34% to income before income taxes were as follows:

                                                       1999            1998
                                                   -----------     -----------
Federal income taxes at statutory rate             $ 1,142,000     $   973,000
State income taxes, net of federal benefit              56,000          35,000
Other                                                      430          (4,000)
                                                   -----------     -----------
                                                   $ 1,198,430     $ 1,004,000
                                                   ===========     ===========
Effective tax rate                                        35.7%           34.7%
                                                   ===========     ===========

Income taxes recoverable (payable) are included in other assets (liabilities) and were $(78,000) and $65,000, at September 30, 1999 and 1998, respectively. Income taxes paid for the years ended September 30, 1999 and 1998 were $1,315,000 and $1,693,000, respectively.

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at September 30 are as follows:

                                                          1999          1998
                                                      -----------   -----------
Deferred tax assets
    Deferred compensation                             $   278,824   $   207,823
    Deferred loan fees                                    150,546       195,804
    Allowance for loan losses                             314,623       184,242
    Other                                                  80,693        70,150
                                                      -----------   -----------
             Gross deferred tax assets                    824,686       658,019
Deferred tax liabilities
    Unrealized gain on securities
       available-for-sale                                 114,891       985,990
    Other                                                    --          87,618
                                                      -----------   -----------
             Gross deferred tax liabilities               114,891     1,073,608
                                                      -----------   -----------
             Net deferred tax asset (liability)       $   709,795   $  (415,589)
                                                      ===========   ===========

The Company, in accordance with SFAS No. 109, did not record a deferred tax liability of approximately $1,870,000 as of September 30, 1999 related to the cumulative special bad debt deduction for savings and loan associations recognized for income tax reporting prior to September 30, 1988, Gaston Federal's base year.

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

                                                     1999                1998
                                                 -----------         -----------
Loan commitments                                 $   703,700         $   889,995
Unused lines of credit
    Commercial                                     6,099,144           6,654,000
    Consumer                                      13,192,106           8,389,000

All loan commitments at September 30, 1999 are at fixed rates ranging from 7.4% to 8.5%. Commitment periods are typically 60 days.

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

The Bank is required to maintain: tangible capital of at least 1.5% of adjusted total assets; core capital of at least 4.0% of adjusted total assets; and total capital of at least 8.0% of risk weighted assets. At September 30, 1999, the Bank's tangible capital and core capital were both $33,813,000 or 14.28% of tangible assets, and total capital was $35,208,000 or 27.57% of risk-weighted assets. The Company's primary regulator, the Office of Thrift Supervision, informed the Bank that it was in the well-capitalized category as of the most recent regulatory examination, and management is not aware of any events that have occurred since that would have changed its classification.

                                                                                               To Be Well
                                                                                            Capitalized Under
                                                                     For Capital            Prompt Corrective
                                              Actual              Adequacy Purposes         Action Provisions
                                      ----------------------   ----------------------    ----------------------
                                       Amount        Ratio        Amount      Ratio        Amount      Ratio
                                       ------        -----        ------      -----        ------      -----
                                      (dollars in thousands)   (dollars in thousands)    (dollars in thousands)
As of September 30, 1999
     Total Risk-Based Capital
         (to Risk-Weighted Assets)    $35,208        27.57%    $10,217        8.00%       $12,772      10.00%
     Tier 1 Capital
         (to Risk-Weighted Assets)     33,813        26.48%      5,109        4.00%         7,663       6.00%
     Tier 1 Capital
         (to Adjusted Total Assets)    33,813        14.28%      9,474        4.00%        11,842       5.00%
     Tangible Capital
         to Adjusted Total Assets)     33,813        14.28%      3,553        1.50%         7,105       3.00%
As of September 30, 1998
     Total Risk-Based Capital
         (to Risk-Weighted Assets)     34,142        31.53%      8,663        8.00%        10,829      10.00%
     Tier 1 Capital
         (to Risk-Weighted Assets)     31,671        29.25%      4,332        4.00%         6,498       6.00%
     Tier 1 Capital
         (to Adjusted Total Assets)    31,671        15.44%      8,207        4.00%        10,256       5.00%
     Tangible Capital
         (to Adjusted Total Assets)    31,671        15.44%      3,078        1.50%         6,155       3.00%

NOTE 11 - EMPLOYEE BENEFIT PLANS

The Bank contributes to the Financial Institutions Retirement Fund, a multiemployer, qualified, noncontributory defined benefit pension plan that covers substantially all employees of the Bank meeting age and service requirements. The plan provides pension benefits based on the employee's length of credited service and final average compensation as defined in the plan. The plan requires employers to fund amounts necessary to meet ERISA minimum funding requirements. Total expense relating to this plan was $3,810 in 1999 and $3,338 in 1998. Separate company information relating to the Bank is not available.

The Bank also provides supplemental benefits to substantially all employees through a 401(k) savings plan. Eligible participants may contribute up to 15% of base salary, with the Bank providing matching contributions of 50% of employee contributions up to 6% of compensation. The plan also provides for discretionary employer contributions. Total expense relating to this plan was $47,765 in 1999 and $90,961 in 1998.

The Bank also maintains nonqualified deferred compensation and supplemental retirement plans for its directors. Total expense for the plans was $141,845 in 1999 and $67,623 in 1998.

1999 Recognition and Retention Plan - On April 12, 1999, the Company's shareholders, among other actions, approved the Gaston Federal Bank 1999 Recognition and Retention Plan. Subsequently, 84,534 shares of common stock were awarded under the plan to directors and management. All such awards vested during the year ended September 30, 1999. The Company recognized compensation expense of $1.0 million in connection with these stock awards.

1999 Stock Option Plan - On April 12, 1999, the Company's shareholders also approved the Gaston Federal Bank 1999 Stock Option Plan that provided the issuance of 211,335 options for directors and officers to purchase the Company's common stock. As of September 30, 1999, 200,069 shares had been awarded under the plan at exercise prices ranging from $12.00 to $13.00 per share with a weighted average exercise price of $12.05 and a weighted average contractual life of 115 months. The exercise price of each option equals the fair market value of the Company's common stock at the date of the grants. There were 109,628 options fully vested as of September 30, 1999. No options were exercised, forfeited, or expired during the year ended September 30, 1999. The Company applies the provisions of Accounting Principles Board Opinion No. 25 in accounting for the plan and accordingly, no compensation expense has been recognized in connection with the granting of the stock options. In accordance with SFAS No. 123, Accounting for Stock-Based Compensation, the Company adopted the disclosure - only option and elected to apply the provisions of APB No. 25 for financial statement purposes.

Had the compensation cost for the Company's stock option plan been determined in accordance with the fair-value accounting provisions of SFAS No. 123, net income, basic earnings per share, and diluted earnings per share for the year ended September 30, 1999, would have been as follows:

                                                                        1999
                                                                   -------------
Net income:
     As reported                                                   $   2,161,362
     Pro forma                                                     $   1,749,131
Basic earnings per share:
     As reported                                                   $        0.50
     Pro forma                                                     $        0.41
Diluted earnings per share:
     As reported                                                   $        0.50
     Pro forma                                                     $        0.41

The weighted average fair value of options granted during the year ended September 30, 1999 was $4.27 per share. The fair value of the stock options was determined by using the Black-Scholes option pricing model. This model requires the use of assumptions, which can materially affect fair value estimates. Therefore, this model does not necessarily provide a reliable single measure of the fair value of the Company's stock options. The fair value of stock options granted was estimated on the date of the grant using the following assumptions:
(1) expected dividend yield of 1.62%; (2) risk free interest rate of 5.20%; (3) expected volatility of 30%; and (4) expected lives of options of seven years.

Employee Stock Ownership Plan - In connection with the Conversion, the Bank established an ESOP. The ESOP is a tax-qualified retirement plan designed to invest primarily in the Company's common stock. All full-time employees of the Bank who have completed one year of service with the Bank will be eligible to participate in the ESOP. The ESOP utilized funds borrowed from the Company totaling $1,690,680, to purchase approximately 8%, or 169,068 shares of the Company's common stock issued in the Conversion. The loan to the ESOP will be primarily repaid with contributions from the Bank to the ESOP over a period not to exceed 15 years. Under the terms of the ESOP, the Bank makes contributions to the ESOP sufficient to cover all payments of principal and interest as they become due. At September 30, 1999, the loan had an outstanding balance of $1,493,434 and an interest rate equal to the Bank's prime rate (8.25% as of September 30, 1999).

Shares purchased with the loan proceeds are held in a suspense account by the trustee of the plan for future allocation among participants as the loan is repaid. Contributions to the ESOP and shares released from the suspense account are allocated among participants on the basis of compensation as described in the plan. The number of shares released to participants will be determined based upon the percentage of principal and interest payments made during the year divided by the total remaining principal and interest payments including the current year's payment. Participants will vest in the shares allocated to their respective accounts over a period not to exceed 5 years. Any forfeited shares are allocated to the then remaining participants in the same proportion as contributions. At September 30, 1999, 11,271 shares have been allocated to participants and 157,797 shares remain unallocated. The fair value of the unallocated shares was $1,972,463 at September 30, 1999. The Company recognizes compensation expense attributable to the ESOP ratably over the fiscal year based upon the estimated number of ESOP shares to be allocated each December 31st. The Company recognized $128,000 and $75,000 as compensation expense in 1999 and 1998, respectively.

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

Fair value for investment securities and mortgage-backed and related securities are based on quoted market prices. If a quoted market price is not available, fair value is estimated using market prices for similar securities.

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

Fair value for the advances from the Federal Home Loan Bank Board is based on discounted cash flows using current interest rates.

At September 30, 1999 and 1998, The Company had outstanding unfunded commitments to extend credit offered in the normal course of business. Fair values of these commitments are based on fees currently charged for similar instruments. At September 30, 1999 and 1998, the carrying amounts and fair values of these off-balance sheet financial instruments were immaterial.

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

                                                   1999                              1998
                                      ------------------------------    -------------------------------
                                         Carrying     Estimated Fair       Carrying     Estimated Fair
                                          Amount          Value             Amount          Value
                                      ------------     ------------     ------------     ------------
Financial assets
   Cash and due from banks            $  4,206,884     $  4,206,884     $  2,697,028     $  2,697,028
   Interest-earning bank balances        8,375,733        8,375,733       11,100,936       11,100,936
   Investment and mortgage-
      backed securities                 48,634,366       48,116,191       51,214,755       51,685,767
   Loans                               168,044,032      164,032,000      136,500,519      138,444,000

Financial liabilities
   Deposits                            159,424,778      154,810,000      143,900,772      144,324,000
   Advances from FHLB                   35,500,000       34,014,000       19,500,000       19,677,000

NOTE 13 - EARNINGS PER SHARE

Earnings per share has been determined under the provisions of SFAS No. 128, Earnings Per Share. Basic earnings per share is computed by dividing net income applicable to common stock by the weighted average number of common shares outstanding during the period, without considering any dilutive items. Diluted earnings per share is computed by dividing net income applicable to common stock by the weighted average number of common shares and common stock equivalents for items that are dilutive, net of shares assumed to be repurchased using the treasury stock method. Common stock equivalents arise from the assumed conversion of outstanding stock options. Earnings per share data for the year ended September 30, 1998 is not presented because such data would not be meaningful given the short period during which common stock was outstanding during that period.

The only potential stock of the Company as defined in SFAS No. 128, is stock options granted to various directors and officers of the Bank. The following is a summary of the computation of basic and diluted earnings per share:


                                                                    Year Ended
                                                               September 30, 1999
                                                               ------------------
Net income                                                         $2,161,362

Weighted average outstanding shares                                 4,293,516

Basic earnings per share                                           $     0.50

Weighted average outstanding shares                                 4,293,516
Dilutive effect of stock options                                       13,773
                                                                   ----------

Weighted average diluted shares                                     4,307,289

Diluted earnings per share                                         $     0.50

Options to purchase 10,000 shares of common stock at $13 per share were outstanding since May 1999 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares. These options, which will expire May 2009, were outstanding at September 30, 1999.

On October 9, 1998, the Company's Board of Directors announced the authorization to repurchase up to 105,668 shares of outstanding common stock under the 1998 Stock Repurchase Plan. On April 19, 1999, the Company's Board of Directors announced the authorization to repurchase 295,869 shares of outstanding common stock for the 1999 Stock Option Plan and the 1999 Recognition and Retention Plan.

As of September 30, 1999, 211,400 shares have been repurchased under these plans at an average price of $13.53 per share.

NOTE 14 - PARENT-ONLY FINANCIAL INFORMATION

The earnings of the Bank are recognized by Gaston Federal Bancorp, Inc. using the equity method of accounting. Accordingly, undistributed earnings of the Bank are recorded as increases in the Company's investment in the Bank. The following are the condensed financial statements of the Company as of and for the year ended September 30, 1999.

Condensed Statements of Financial Condition

                                                         1999            1998
                                                     -----------     -----------
Assets
Cash and cash equivalents                            $ 5,199,471     $ 6,874,046
Investment in securities available-for-sale              495,648       1,514,219
Investment in subsidiary                              33,992,158      33,200,213
Other assets                                              21,313          33,300
                                                     -----------     -----------
Total assets                                         $39,708,590     $41,621,778
                                                     ===========     ===========

Liabilities and Stockholders' Equity
Liabilities                                          $      --       $    51,649
Stockholders' Equity                                  39,708,590      41,570,129
                                                     -----------     -----------
Total liabilities and stockholders' equity           $39,708,590     $41,621,778
                                                     ===========     ===========

Condensed Statements of Operations

                                                       Year Ended September 30,
                                                         1999             1998
                                                     -----------      -----------
Interest income                                      $   226,347      $   467,092
Interest expense                                            --           (227,282)
Other operating expenses                                (136,687)        (108,126)
                                                     -----------      -----------
Income before income taxes and undistributed
earnings from subsidiaries                                89,660          131,684
Income taxes                                             (70,148)         (51,397)
                                                     -----------      -----------

Income before undistributed earnings
from subsidiaries                                         19,512           80,287
Equity in undistributed earnings of subsidiaries       2,141,850        1,805,497
                                                     -----------      -----------

Net income                                           $ 2,161,362      $ 1,885,784
                                                     ===========      ===========

Condensed Statements of Cash Flows

                                                                     Year Ended September 30,
                                                                      1999              1998
                                                                 ------------      ------------
Operating activities
     Net income                                                  $  2,161,362      $  1,885,784
     Adjustments to reconcile net income to net
     Cash provided by operating activities
     Equity in undistributed earnings of subsidiaries              (2,141,850)       (1,805,497)
     Issuance of stock for Recognition and Retention Plan           1,014,408              --
     Allocation of shares to ESOP                                     122,105              --
     Decrease (increase) in other operating assets                     11,987           (33,300)
     (Decrease) increase in other operating liabilities               (45,041)           46,562
                                                                 ------------      ------------

         Net cash (used in) provided by operating activities        1,122,971            93,549

Investing activities
     Purchase of investments available-for-sale                          --          (1,500,000)
     Maturities and prepayments of investment securities            1,000,000              --
     Investment in subsidiary                                            --         (10,096,709)
                                                                 ------------      ------------

         Net cash provided by (paid in)investing activities         1,000,000       (11,596,709)

Financing activities
     Repurchase of common stock                                    (2,859,489)             --
     Proceeds from common stock issuance                                 --          18,602,031
     Dividends to stockholders                                       (938,057)         (224,825)
                                                                 ------------      ------------

         Net cash (paid in) provided by financing activities       (3,797,546)       18,377,206

Net (decrease) increase in cash and cash equivalents               (1,674,575)        6,874,046
Cash and cash equivalents, beginning of period                      6,874,046              --
                                                                 ------------      ------------
Cash and cash equivalents, end of period                         $  5,199,471      $  6,874,046
                                                                 ============      ============

REPORT OF INDEPENDENT AUDITORS


The Board of Directors
Gaston Federal Bancorp, Inc.


        We have audited the accompanying consolidated statements of condition of Gaston Federal Bancorp, Inc. and subsidiaries as of September 30, 1999 and 1998 and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for the years then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gaston Federal Bancorp, Inc. and subsidiaries as of September 30, 1999 and 1998 and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.




/s/ Cherry, Bekaert & Holland, L.L.P.


Gastonia, North Carolina
October 26, 1999

                  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

         A summary of selected financial data for the years ended September 30, 1999 and 1998 is as follows:

                                          FIRST          SECOND        THIRD        FOURTH
(In Thousands Except Per Share Data)     QUARTER        QUARTER       QUARTER       QUARTER
------------------------------------     -------        -------       -------       -------
FISCAL 1999:
Interest income ....................      $3,708         $3,770        $3,886        $3,875
Net interest income ................       1,821          1,859         1,886         1,784
Provision for losses ...............          15             50            25            15
Income before provision for
  income taxes .....................         826            838           954           742
Net income .........................         526            537           616           482
Earnings per common share ..........      $ 0.12         $ 0.12        $ 0.14        $ 0.12

Fiscal 1998:
Interest income ....................      $3,277         $3,410        $3,655        $3,585
Net interest income ................       1,540          1,573         1,937         1,751
Provision for losses ...............          75             75            90            60
Income before provision
  for income taxes .................         597            660           921           712
Net income .........................         378            428           609           471
Earnings per common share ..........         n/a            n/a        $ 0.14        $ 0.10


                        COMMON STOCK AND RELATED MATTERS

         The Company's common stock is listed on the Nasdaq National Market under the symbol "GBNK." As of November 30, 1999, the Company had six registered market makers, 1,041 stockholders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms), and 4,328,634 shares outstanding. As of such date, Gaston Federal Holdings, MHC (the "Mutual Company"), the Company's mutual holding company, held 2,383,145 shares of common stock and stockholders other than the Mutual Company held 1,945,489 shares.

         The following table sets forth market price and dividend information for the Common Stock since the completion of the Bank's reorganization into the two-tier mutual holding company structure, which was completed on April 9, 1998.

FISCAL YEAR ENDED                                                       CASH DIVIDENDS
SEPTEMBER 30, 1999            HIGH                   LOW                   DECLARED
First quarter                $14 7/8               $10 1/8               $0.050/share
Second quarter               $13 1/2               $11 1/2                0.055/share
Third quarter                $13 7/8               $11 1/2                0.055/share
Fourth quarter               $14 1/4               $12 7/16               0.055/share

Fiscal Year Ended                                                       Cash Dividends
September 30, 1998            High                   Low                   Declared
Third quarter                $20                   $10                   $0.050/share
Fourth quarter               $15 1/2               $10 5/8                0.050/share

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

                             STOCKHOLDER INFORMATION

DIRECTORS
Senator David W. Hoyle, Chairman of the Board
Ben R. Rudisill, II, Vice Chairman of the Board
Kim S. Price, President, CEO, and Director
Martha Barnett Beal, Director
James J. Fuller, Director
William H. Keith, Director
Charles D. Massey, Director
Eugene R. Matthews, II, Director
Robert W. Williams, Sr., Director

DIRECTORS EMERITI
Henry L. Fowler, Sr.
Thomas M. Holland
B. Frank Matthews, II

EXECUTIVE OFFICERS
Kim S. Price, President and Chief Executive Officer
Paul L. Teem, Jr., Executive Vice President, Secretary, and Chief Operations Officer
Gary F. Hoskins, Senior Vice President, Treasurer, and Chief Financial Officer Michael R. Maguire, Senior Vice President and Chief Credit Officer

ANNUAL MEETING
The Annual Meeting of Stockholders will be held at 10:30 A.M. on Thursday, February 17, 2000, at the Gaston County Public Library at 1555 East Garrison Boulevard, Gastonia, North Carolina, 28054-5175.

STOCK LISTING
The Company's Common Stock trades over-the-counter on the Nasdaq National Market under the symbol "GBNK."

COUNSEL
Stott, Hollowell, Palmer, and Windham, L.L.P.
110 West Main Avenue, Third Floor
Post Office Box 995
Gastonia, NC 28053-0995

SPECIAL COUNSEL
Luse Lehman Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, N.W., Suite 400
Washington, D.C.  20015

INDEPENDENT AUDITORs
Cherry, Bekaert & Holland, L.L.P.
2020 Remount Road
Post Office Box 1064
Gastonia, North Carolina  28053-1064

TRANSFER AGENT AND REGISTRAR
ChaseMellon Shareholder Services, L.L.C.
85 Challenger Road, Overpeck Centre
Ridgefield Park, New Jersey 07660
Phone (800) 370-1163

ANNUAL REPORT ON FORM 10-KSB
A copy of the Company's Form 10-KSB for the fiscal year ended September 30, 1999, will be furnished without charge to stockholders as of December 27, 1999, upon written request to the Secretary, Gaston Federal Bancorp, Inc., 245 West Main Avenue, P.O. Box 2249, Gastonia, North Carolina 28053-2249.