Form 10KSB, Exhibit 13
period 2000-09-30
GASTON FEDERAL BANCORP INC
filed 2000-12-29
CIK 1051871

EXHIBIT 13

[GRAPHIC]


      FINANCIAL HIGHLIGHTS


     The following table sets forth certain information concerning the financial position of the Company and its subsidiaries as of and for the dates indicated. The consolidated data is derived from, and should be read in conjunction with the Consolidated Financial Statements of the Company and its subsidiaries and related notes presented herein.

                                                                   At and for the years ended
                                                                          September 30,
                                                                   ---------------------------
                                                                        2000          1999
                                                                   ------------- -------------
                                                                     (Dollars in thousands,
                                                                     except per share data)
Income Statement Data:
Interest income ..................................................   $  16,414     $  15,238
Interest expense .................................................       9,219         7,888
                                                                     ---------     ---------
Net interest income ..............................................       7,195         7,350
Provision for loan losses ........................................          30           105
                                                                     ---------     ---------
Net interest income after provision for loan losses ..............       7,165         7,245
Noninterest income ...............................................       2,068         2,373
Noninterest expense ..............................................       5,961         6,259
                                                                     ---------     ---------
Income before income taxes .......................................       3,272         3,359
Income tax expense ...............................................       1,087         1,198
                                                                     ---------     ---------
Net income .......................................................   $   2,185     $   2,161
                                                                     =========     =========
Per Share Data (1):
Basic net income .................................................   $    0.53      $   0.50
Diluted net income ...............................................        0.53          0.50
Cash dividends declared ..........................................       0.235         0.215
Period-end book value ............................................        9.31          9.09
Balance Sheet Data:
Total assets .....................................................   $ 244,651     $ 237,453
Loans receivable, net ............................................     176,963       168,044
Mortgage-backed and related securities ...........................      19,772        19,992
Investment securities, available for sale ........................      20,066        15,777
Investment securities, held to maturity ..........................      12,864        12,865
Deposits .........................................................     161,352       159,425
Borrowings .......................................................      40,606        35,500
Stockholders' equity .............................................      39,287        39,709
Performance Ratios:
Return on average assets
 (net income divided by average assets) ..........................        0.90%         0.96%
Return on average equity
 (net income divided by average equity) ..........................        5.53          5.19
Net interest rate spread .........................................        2.53          2.65
Net interest margin ..............................................        2.96          3.27
Average interest-earning assets to average interest-bearing
 liabilities .....................................................      114.97        120.44
Noninterest expense to total assets ..............................        2.44          2.64
Noninterest expense to average total assets ......................        2.45          2.78
Asset Quality Ratios:
Allowance for loan losses to total loans at the end of period             0.84%         0.86%
Nonperforming assets to total assets .............................        0.11          0.15
Nonperforming loans to total loans ...............................        0.15          0.06
Nonperforming loans to total assets ..............................        0.11          0.04
Capital Ratios:
Average equity to average total assets ...........................       16.26%        18.51%
Equity to assets at period end ...................................       16.06         16.72
Dividend payout ratio (1) ........................................       39.44         43.40
Other Data:
Number of real estate loans outstanding ..........................       1,686         1,858
Number of deposit accounts .......................................      16,218        14,419
Number of full service offices ...................................           5             4

                                                                    At and for the years ended September 30,
                                                                   -------------------------------------------
                                                                        1998          1997           1996
                                                                   ------------- -------------- --------------
                                                                     (Dollars in thousands, except per share
                                                                                      data)
Income Statement Data:
Interest income ..................................................   $  13,927     $   12,936     $   12,518
Interest expense .................................................       7,126          6,952          7,381
                                                                     ---------     ----------     ----------
Net interest income ..............................................       6,801          5,984          5,137
Provision for loan losses ........................................         300            293             47
                                                                     ---------     ----------     ----------
Net interest income after provision for loan losses ..............       6,501          5,691          5,090
Noninterest income ...............................................         956            516            417
Noninterest expense ..............................................       4,567          3,956          4,646
                                                                     ---------     ----------     ----------
Income before income taxes .......................................       2,890          2,251            861
Income tax expense ...............................................       1,004            819            351
                                                                     ---------     ----------     ----------
Net income .......................................................   $   1,886     $    1,432     $      510
                                                                     =========     ==========     ==========
Per Share Data (1):
Basic net income .................................................          --             --             --
Diluted net income ...............................................          --             --             --
Cash dividends declared ..........................................       0.100             --             --
Period-end book value ............................................        9.24             --             --
Balance Sheet Data:
Total assets .....................................................   $ 208,003     $  173,470     $  171,953
Loans receivable, net ............................................     136,501        134,491        130,862
Mortgage-backed and related securities ...........................      14,707         10,087         12,918
Investment securities, available for sale ........................      20,919          8,248          5,515
Investment securities, held to maturity ..........................      15,588         10,407         14,751
Deposits .........................................................     143,900        145,444        145,975
Borrowings .......................................................      19,500          3,500          3,750
Stockholders' equity .............................................      41,570         20,868         19,084
Performance Ratios:
Return on average assets
 (net income divided by average assets) ..........................        0.98%          0.84%          0.30%
Return on average equity
 (net income divided by average equity) ..........................        6.47            7.38           2.76
Net interest rate spread .........................................        2.97            3.24           2.82
Net interest margin ..............................................        3.54            3.50           3.03
Average interest-earning assets to average interest-bearing
 liabilities .....................................................      117.01          109.92         108.29
Noninterest expense to total assets ..............................        2.20            2.28           2.70
Noninterest expense to average total assets ......................        2.38            2.31           2.74
Asset Quality Ratios:
Allowance for loan losses to total loans at the end of period             0.98%          0.80%          0.61%
Nonperforming assets to total assets .............................        0.71            0.75           0.84
Nonperforming loans to total loans ...............................        0.91            0.79           0.91
Nonperforming loans to total assets ..............................        0.60            0.61           0.69
Capital Ratios:
Average equity to average total assets ...........................       15.16%          11.34%         10.92%
Equity to assets at period end ...................................       19.99           12.03          11.10
Dividend payout ratio (1) ........................................       23.90              --             --
Other Data:
Number of real estate loans outstanding ..........................       1,841          1,999          2,038
Number of deposit accounts .......................................      13,432         13,760         13,795
Number of full service offices ...................................           4              4              4

(1) Per share data and dividend payout ratios are not relevant for periods prior to the Reorganization in April 1998. Also, the dividends from the Company payable to Gaston Federal Holdings, MHC, the Mutual Holding Company, were waived by the Mutual Holding Company, for the third and fourth quarters of the 2000 fiscal year.

[GRAPHIC]


      FELLOW SHAREHOLDERS


It is a pleasure to report to you that Gaston Federal Bancorp, Inc. enjoyed record earnings for the fiscal year ended September 30, 2000. This record is particularly pleasing given the challenge of a dramatic rise in interest rates during the year. Net income for the 2000 fiscal year totaled $2,184,868, or $0.53 per share, as compared to $2,161,362, or $0.50 per share, for the fiscal year ended September 30, 1999. This represents a 6% increase in earnings per share.


The execution of our strategic business plan, which, in part, involves changing our balance sheet mix of assets and liabilities, continues to drive our earnings improvement. Growth in our higher-yielding commercial loan and home equity loan portfolios of $11.2 million, or 65.6%, and $5.3 million, or 48.0%, respectively, enabled our asset yields to partially absorb the negative effects of dramatic increases in deposit and borrowing costs, resulting from repeated increases in interest rates by the Federal Reserve Board. We have accomplished this growth without compromising credit quality, as non-performing loans amounted to 0.15% of total loans, well below industry standards. Additionally, growth in operating noninterest income of $826,000, or 83.9%, during the year allowed us to offset the effect of a narrowing net interest margin. This noninterest income growth was derived primarily from fees associated with our growing base of business and personal demand deposit accounts and our success with our financial services subsidiary, which markets uninsured investment products, such as mutual funds and annuities.


The banking industry as a whole is dealing with slowing deposit growth as more and more money flows into the stock market and other uninsured investment vehicles from more traditional savings accounts and certificates of deposit. Gaston Federal Bank's deposit base grew marginally in Fiscal 2000 to $161 million from $159 million the previous year. We exercised discipline in our deposit pricing in the rising interest rate environment as our local market bids aggressively to attract sufficient deposits to fund loan demand. This discipline is partially responsible for containment of shrinkage in our net interest margin.


Our Dallas, North Carolina, branch, which opened on February 22, 2000, and has already exceeded $7 million in deposits, gives us positive encouragement that our deposit gathering efforts will continue to improve as we plan the opening in Stanley, North Carolina, of our sixth full service branch in February 2001.


Quality customer service delivered with a hometown community banking style continues to be the framework of our business strategy. Our continuous improvement plan includes upgrades in our technology, expansion of our training programs, and additions to our staff who bring with them a commitment to our business philosophy.


During the year we did an exhaustive study of our core processing technology which resulted in an upgrade to new core processing software. This software has been installed and is already producing significant improvements in convenience for our customers and efficiencies for our staff. In addition, we selected a software provider for our Internet banking initiative, which will be rolled out in 2001.


On the staffing side, we instituted a mystery shopping program to test ourselves on our level of customer service and to identify areas and methods of improvement. We then developed and held training sessions to improve customer service in the appropriate areas. These mystery shops and training sessions are ongoing and results are reviewed quarterly.

[GRAPHIC]


As we approach 2001, we see both threats and opportunities on the horizon. We are positioning ourselves to deal with what we believe will be a slowing economy in the first half of next year. This slowdown could bring with it not only a reduction in interest rates, which would be favorable to our current balance sheet structure, but also the possibility of weaker loan demand and increased default risk. We have and will continue to utilize strict discipline in our credit underwriting. We believe that we are well prepared to manage these risks as they present themselves.


In closing, we would like to acknowledge the valuable contributions of two individuals who have been guiding influences in your company. William H. Keith will be retiring from the Board of Directors when his term expires in February. His nine years of service on the Board have provided an immeasurable contribution of knowledge, leadership, and good judgment. We are fortunate that Mr. Keith has agreed to continue to work with us in a consulting role when called upon.


On June 30, 2000, we lost former Director and former Chief Executive Officer Robert W. Williams to cancer. Mr. Williams served Gaston Federal Bank and its predecessor company for 25 years. The tenacity and determination he demonstrated in his seven-year battle with cancer are the same characteristics he demonstrated in establishing a solid foundation for this company. We will miss his fighting spirit. We dedicate this Annual Report to his memory and extend our heartfelt sympathy to his friends and family.


Please let us know your thoughts and suggestions and know that we appreciate your continued support.


Sincerely,



[GRAPHIC]                 [GRAPHIC]

Senator David W. Hoyle    Kim S. Price
Chairman of the Board     President and Chief
                          Executive Officer

[GRAPHIC]


      CONSOLIDATED STATEMENTS OF CONDITION



                                                                                                  September 30,
                                                                                        ---------------------------------
                                                                                               2000             1999
                                                                                        ----------------- ---------------
                                        ASSETS
Cash and due from banks ...............................................................   $   2,671,124    $  4,206,884
Interest-earning bank balances ........................................................         883,692       8,375,733
                                                                                          -------------    ------------
 Cash and cash equivalents ............................................................       3,554,816      12,582,617
Investment securities
 Available-for-sale ...................................................................      20,065,914      15,777,462
 Held-to-maturity (fair value of $12,284,794 in 2000 and $12,367,959 in 1999) .........      12,863,584      12,865,176
Mortgage-backed and related securities
 Available-for-sale ...................................................................      17,014,165      16,166,636
 Held-to-maturity (fair value of $2,733,867 in 2000 and $3,04,134 in 1999).............       2,757,915       3,825,092
Loans, net ............................................................................     176,963,216     168,044,032
Premises and equipment ................................................................       3,823,074       2,503,082
Accrued interest receivable ...........................................................       1,381,605       1,244,381
Federal Home Loan Bank stock ..........................................................       2,177,300       1,775,000
Deferred income taxes .................................................................         871,758         709,795
Other assets ..........................................................................       3,177,848       1,959,932
                                                                                          -------------    ------------
    Total assets ......................................................................   $ 244,651,195    $237,453,205
                                                                                          =============    ============
                                     LIABILITIES
Deposits ..............................................................................   $ 161,351,514    $159,424,778
Advances from borrowers for taxes and insurance .......................................       1,070,955         760,857
Accrued interest payable ..............................................................         846,893         549,783
Advances from Federal Home Loan Bank ..................................................      40,000,000      35,500,000
Repurchase agreements .................................................................         605,500              --
Other liabilities .....................................................................       1,489,558       1,509,197
                                                                                          -------------    ------------
    Total liabilities .................................................................     205,364,420     197,744,615
Commitments and contingencies
                                  STOCKHOLDERS' EQUITY
Preferred stock, 10,000,000 shares authorized, none issued ............................              --              --
Common stock, $1.00 par value, 20,000,000 shares authorized, issued and outstanding
 4,581,034 in 2000 and in 1999 ........................................................       4,581,034       4,581,034
Additional paid-in-capital ............................................................      16,662,215      16,650,944
Unallocated common stock held by Employee Stock Ownership Plan ........................      (1,380,721)     (1,493,434)
Retained earnings, substantially restricted ...........................................      23,976,368      22,653,309
Accumulated unrealized gain on securities available-for-sale, net of tax ..............         108,396         176,226
Treasury stock of 362,100 and 211,400 shares at cost in 2000 and 1999 .................      (4,660,517)     (2,859,489)
                                                                                          -------------    ------------
    Total stockholders' equity ........................................................      39,286,775      39,708,590
                                                                                          -------------    ------------
    Total liabilities and stockholders' equity ........................................   $ 244,651,195    $237,453,205
                                                                                          =============    ============

                See notes to consolidated financial statements.

[GRAPHIC]


      CONSOLIDATED STATEMENTS OF OPERATIONS



                                                            Year Ended September 30,
                                                        ---------------------------------
                                                              2000             1999
                                                        ---------------- ----------------
Interest income
 Loans ................................................   $ 12,985,629     $ 11,998,766
 Investment securities ................................      2,126,673        2,059,379
 Mortgage-backed and related securities ...............      1,302,079        1,180,512
                                                          ------------     ------------
    Total interest income .............................     16,414,381       15,238,657
Interest expense
 Deposits .............................................      6,968,270        6,407,099
 Borrowed funds .......................................      2,250,728        1,481,231
                                                          ------------     ------------
    Total interest expense ............................      9,218,998        7,888,330
                                                          ============     ============
    Net interest income ...............................      7,195,383        7,350,327
Provision for loan losses .............................         30,000          105,000
                                                          ------------     ------------
Net interest income after provision for loan losses ...      7,165,383        7,245,327
Noninterest income
 Service charges on deposit accounts ..................        588,562          368,076
 Gain on sale of securities ...........................        224,884        1,272,356
 Gain on sale of other assets .........................         31,925          116,706
 Commissions on sales of financial products ...........        602,877          299,740
 Dividends on FHLB stock ..............................        156,288          112,554
 Other income .........................................        463,267          204,077
                                                          ------------     ------------
    Total noninterest income ..........................      2,067,803        2,373,509
Noninterest expense
 Salaries and benefits ................................      3,642,979        4,011,564
 Occupancy ............................................        623,893          457,878
 Deposit insurance ....................................         49,453           90,720
 Data processing ......................................        215,845          207,105
 Advertising ..........................................        197,012          230,988
 Professional services ................................        220,664          290,143
 Other ................................................      1,011,042          970,646
                                                          ------------     ------------
    Total noninterest expense .........................      5,960,888        6,259,044
                                                          ============     ============
Income before income taxes ............................      3,272,298        3,359,792
Provision for income taxes ............................      1,087,430        1,198,430
                                                          ------------     ------------
Net income ............................................   $  2,184,868     $  2,161,362
                                                          ============     ============
Earnings per share
 Basic earnings per share .............................   $       0.53     $       0.50
 Diluted earnings per share ...........................   $       0.53     $       0.50

                See notes to consolidated financial statements.

[GRAPHIC]


      CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME



                                                                                              Year Ended September 30,
                                                                                           ------------------------------
                                                                                                2000            1999
                                                                                           -------------- ---------------
Net income ...............................................................................  $ 2,184,868    $  2,161,362
Other comprehensive income, net of tax:
 Unrealized gains (losses) on securities
   Unrealized holding gains (losses) arising during period, net of tax effect of $(50,223)
    in 2000 and $308,003 in 1999..........................................................       76,096        (547,560)
   Reclassification adjustment for gains included in net income, net of tax effect of
    $80,958 in 2000 and $458,048 in 1999 .................................................     (143,926)       (814,308)
                                                                                            -----------    ------------
   Other comprehensive income ............................................................      (67,830)     (1,361,868)
Comprehensive income .....................................................................  $ 2,117,038    $    799,494
                                                                                            ===========    ============

[GRAPHIC]


     CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY




                                                                               Retained
                                                               Additional      Earnings
                                       Preferred     Common      Capital     Substantially
                                         Stock       Stock       Paid-in      Restricted
                                      ---------- ------------- ------------  -------------
Balance, September 30, 1998 .........     $--    $4,496,500    $ 15,721,070    $21,430,004
Comprehensive results:
 Net Income .........................      --            --              --      2,161,362
 Other comprehensive results, net
  of tax ............................      --            --              --             --
Issuance of 84,534 shares of $1.00
 par value common stock for
 employee benefit plans .............      --        84,534         929,874             --
Allocation from shares purchased
 with loan to ESOP ..................      --            --              --             --
Cash dividends declared on common
 stock ..............................      --            --              --       (938,057)
Repurchase of common stock ..........      --            --              --             --
                                          ---    ----------    ------------    -----------
Balance, September 30, 1999 .........      --     4,581,034      16,650,944     22,653,309
Comprehensive results:
 Net Income .........................      --            --              --      2,184,868
 Other comprehensive results, net
  of tax ............................      --            --              --             --
Allocation from shares purchased
 with loan to ESOP ..................      --            --          11,271             --
Cash dividends declared on common
 stock ..............................      --            --              --       (861,809)
Repurchase of common stock ..........      --            --              --             --
                                          ---    ----------    ------------    -----------
Balance, September 30, 2000 .........     $--    $4,581,034    $ 16,662,215    $23,976,368
                                          ===    ==========    ============    ===========



                                                          Accumulated
                                         Unallocated      Unrealized                          Total
                                        Common Stock    Gains (Losses),     Treasury      Stockholders'
                                        Held by ESOP      net of tax         Stock           Equity
                                      ---------------- ---------------- --------------- ----------------
Balance, September 30, 1998 ......... $(1,615,539)      $   1,538,094   $        --     $ 41,570,129
Comprehensive results:
 Net Income .........................          --                  --            --       2,161,362
 Other comprehensive results, net
  of tax ............................          --          (1,361,868)           --      (1,361,868)
Issuance of 84,534 shares of $1.00
 par value common stock for
 employee benefit plans .............          --                  --            --       1,014,408
Allocation from shares purchased
 with loan to ESOP ..................     122,105                  --            --         122,105
Cash dividends declared on common
 stock ..............................          --                  --            --        (938,057)
Repurchase of common stock ..........          --                  --    (2,859,489)     (2,859,489)
                                      -----------       -------------   -----------     ------------
Balance, September 30, 1999 .........  (1,493,434)            176,226    (2,859,489)     39,708,590
Comprehensive results:
 Net Income .........................          --                  --            --       2,184,868
 Other comprehensive results, net
  of tax ............................          --             (67,830)           --         (67,830)
Allocation from shares purchased
 with loan to ESOP ..................     112,713                  --            --         123,984
Cash dividends declared on common
 stock ..............................          --                  --            --        (861,809)
Repurchase of common stock ..........          --                  --    (1,801,028)     (1,801,028)
                                      -----------       -------------   -----------     ------------
Balance, September 30, 2000 ......... $(1,380,721)      $     108,396   $(4,660,517)    $39,286,775
                                      ===========       =============   ===========     ============

                See notes to consolidated financial statements.

[GRAPHIC]


      CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                         Year Ended September 30,
                                                                                      -------------------------------
                                                                                            2000            1999
                                                                                      --------------- ---------------
Operating Activities
 Net Income .........................................................................  $   2,184,868   $   2,161,362
 Adjustments to reconcile net income to net cash provided by operating activities
   Provision for loan losses ........................................................         30,000         105,000
   Depreciation .....................................................................        400,037         334,533
   Deferred income tax (benefit) ....................................................       (117,000)       (146,000)
   Gain on sale of investments available-for-sale ...................................       (224,884)     (1,272,356)
   Gain on sale of other assets .....................................................        (31,925)       (116,706)
   Deferred loan origination fees ...................................................        (60,258)       (115,690)
   Issuance of shares for the Recognition and Retention Plan ........................             --       1,014,408
   Allocation of shares to the ESOP .................................................        123,984         122,105
   (Increase) in interest receivable ................................................       (137,224)         (6,156)
   (Increase) in other operating assets .............................................       (346,935)       (287,552)
                                                                                       -------------   -------------
    Net cash provided by operating activities .......................................      1,820,663       1,792,948
Investing Activities
Net (increase) in loans made to customers ...........................................     (8,898,383)    (44,578,609)
Proceeds from the sale of loans .....................................................         10,000      13,135,511
Proceeds from the sale of premises and equipment ....................................             --          49,250
Proceeds from the sale of investments available-for-sale ............................      2,231,088       5,881,780
Proceeds from the sale of mortgage-backed and related securities ....................        594,581         492,304
Maturities and prepayments of investment securities .................................      2,994,563       7,998,274
Maturities and prepayments of mortgage-backed and related securities ................      3,767,223       5,723,340
Purchases of investment securities ..................................................     (9,350,000)     (6,515,000)
Purchases of mortgage-backed and related securities .................................     (4,149,205)    (11,867,075)
Purchases of FHLB stock .............................................................       (402,300)       (474,879)
Purchases of premises and equipment .................................................     (1,720,029)       (612,447)
                                                                                       -------------   -------------
    Net cash used for investing activities ..........................................    (14,922,462)    (30,767,551)
Financing Activities
Net increase in deposits ............................................................      1,926,736      15,524,006
Dividends to stockholders ...........................................................       (861,808)       (938,057)
Repurchase of common stock ..........................................................     (1,801,028)     (2,859,489)
Advances from FHLB ..................................................................     15,000,000      18,000,000
Repayments of advances from FHLB ....................................................    (10,500,000)     (2,000,000)
Increase in advances from borrowers for insurance and taxes .........................        310,098          32,796
                                                                                       -------------   -------------
    Net cash provided by financing activities .......................................      4,073,998      27,759,256
Net (decrease) in cash and cash equivalents .........................................     (9,027,801)     (1,215,347)
Cash and cash equivalents at the beginning of the year ..............................     12,582,617      13,797,964
                                                                                       -------------   -------------
Cash and cash equivalents at the end of the year ....................................  $   3,554,816   $  12,582,617
                                                                                       =============   =============

                See notes to consolidated financial statements.

[GRAPHIC]


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

     Principles of Consolidation
     The consolidated financial statements include the accounts of Gaston Federal Bancorp, Inc. (the Company), its wholly-owned subsidiary, Gaston Federal Bank (the Bank), and the Bank's wholly-owned subsidiary, Gaston Financial Services, Inc. All significant intercompany accounts and transactions have been eliminated.

     Use of Estimates
     The financial statements are prepared in accordance with generally accepted accounting principles which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Cash and Cash Equivalents
     The Company considers cash on hand, cash due from banks, which are maintained in financial institutions, and interest-earning deposits, which are maintained with the Federal Home Loan Bank, as cash and cash equivalents.

     Securities
     Management determines the appropriate classification of securities at the time of purchase. Securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost.
     Securities classified as available-for-sale are carried at fair value. Such securities are used to execute asset/liability management strategies and to manage liquidity. Adjustments for unrealized gains or losses, net of related income tax effect, are recorded as an addition or deduction from equity in the form of other comprehensive results.
     The Company has no trading portfolio.
     Amortization of premiums and accretion of discounts are included in interest income over the life of the related security, or in the case of mortgage-backed and related securities, the estimated life of the security. Gains or losses on the sale of securities are recognized on a specific identification, trade date basis.

     Loans and Allowance for Loan Losses
     Loans are carried at their principal amount outstanding. Income on loans is accrued based upon the outstanding principal balance. Generally, loans are classified as nonaccrual, and the accrual of interest is discontinued, when the contractual payment of principal and interest has become 90 days past due or when, in management's judgment, principal or interest is not collectible in accordance with the terms of the obligation. Cash receipts on nonaccrual loans are applied to principal. The accrual of interest resumes when the loan returns to performing status.
     The allowance for loan losses is maintained at a level believed by management to be adequate to absorb losses inherent in the portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, past loan loss experience, current economic conditions, volume, growth, and composition of the loan portfolio, and other risks inherent in the portfolio. Loans are charged to the allowance at the time they are determined to be losses. Subsequent recoveries are credited to the allowance.

[GRAPHIC]

     Concentrations of Credit Risk
     The Company makes loans to individuals and small businesses primarily in Gaston County, North Carolina, and surrounding counties. The Company has a diversified loan portfolio, and the borrowers' ability to repay their loans is not dependent upon any specific economic segment.

     Premises and Equipment
     Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed over the estimated useful lives of the assets (from 3 to 30 years) primarily by the straight-line method. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful life of the improvement or the lease term.

     Other Real Estate Owned
     Other real estate owned, included in other assets, is comprised of real estate properties acquired in partial or total satisfaction of problem loans. The properties are recorded at the lower of cost or fair value less estimated costs to sell at the date acquired. Losses arising at the time of acquisition of such properties are charged against the allowance for loan losses. Subsequent write-downs that may be required to the carrying value of these properties are charged to noninterest expenses. Gains and losses realized from the sale of other real estate owned are included in noninterest income.

     Loan Origination Fees
     Origination fees received and direct costs incurred are amortized to interest income over the contractual lives of the loans, using the level yield method.

     Income Taxes
     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Amounts provided for deferred income taxes relate primarily to differences between tax and financial reporting for unrealized gains and losses on securities available-for-sale, allowances for loan losses, depreciation, and deferred compensation.

     Advertising
     Advertising costs are expensed as incurred.

     Reclassifications
     Certain of the prior year amounts have been reclassified to conform to current year presentation; such reclassifications are immaterial to the financial statements.

     Comprehensive Income
     During the year ended September 30, 1999, the Company adopted SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 established standards for the reporting and display of comprehensive income and its components in financial statements. SFAS No. 130 defines comprehensive income as net income, as currently reported, as well as unrealized gains and losses on assets available for sale and certain other items not currently included in the income statement. The disclosure requirements of SFAS No. 130 have been included in the Consolidated Statements of Comprehensive Income.

     Operating Segments
     The FASB issued in June 1997, SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which established standards for the way public business enterprises report information about operating segments. This statement also established standards for related disclosures about products, services, geographic areas and major customers. In adopting SFAS No. 131, the Company has determined that, using the definitions contained in the statement, all of its activities constitute only one reportable operating segment.

[GRAPHIC]

     Impact of Recently Issued Accounting Standards

     SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, issued in June 1998, as amended by SFAS No. 137 and SFAS No. 138, establishes accounting and reporting requirements for derivative instruments, including derivative instruments embedded in other contracts. The provisions of the Statement are effective for fiscal years beginning after June 15, 2000. The Company intends to adopt this statement effective October 1, 2000. In connection with the adoption of the provisions of SFAS No. 133, the Company intends to reclassify as available-for-sale the investments classified as held-to-maturity at September 30, 2000. The transfer will be accounted for at the fair values of the securities at the date of transfer. The effect of the reclassification will be to decrease carrying values of these securities by approximately $603,000, increase deferred tax assets by approximately $236,000, and record in accumulated other comprehensive income a loss, net of tax, of approximately $367,000.

     SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, was issued in September 2000 and supersedes SFAS No. 125. SFAS No. 140 establishes accounting and reporting requirements for the transfers and servicing of financial assets and the extinquishments of liabilities. The provisions of SFAS No. 140 are effective for transfers of financial assets occurring after March 31, 2001, applied prospectively. The Company expects that adopting the provisions of this statement will not have a material impact on the consolidated financial statements of the Company.


NOTE 2 - INVESTMENT SECURITIES
     The aggregate book and fair values, as well as gross unrealized gains and losses, of investment securities as of September 30 were as follows:


                                                                               September 30, 2000
                                                             -------------------------------------------------------
                                                                   Book       Unrealized   Unrealized       Fair
                                                                  Value         Gains        Losses        Value
                                                             --------------- ----------- ------------- -------------
Available-for-Sale
U.S. Treasury and other agencies ...........................  $ 13,274,273           --     (113,026)   13,161,247
Municipals .................................................     5,854,040           --     (299,739)    5,554,301
FHLMC stock ................................................        19,200    1,018,810           --     1,038,010
Other equity securities ....................................       242,917       69,439           --       312,356
                                                              ------------    ---------     --------    ----------
    Total available-for-sale ...............................  $ 19,390,430    1,088,249     (412,765)   20,065,914
                                                              ============    =========     ========    ==========
Mortgage-backed and related securities Available-for-Sale
FNMA .......................................................     6,278,145           --     (159,597)    6,118,548
GNMA .......................................................     7,114,357           --     (237,221)    6,877,136
SBA's ......................................................     4,119,099           --     (100,618)    4,018,481
                                                              ------------    ---------     --------    ----------
    Total mortgage-backed and related securities ...........  $ 17,511,601           --     (497,436)   17,014,165
                                                              ============    =========     ========    ==========
Held-to-Maturity
U.S. Treasury and other agencies ...........................  $ 12,498,662           --     (577,176)   11,921,486
Municipals .................................................       364,922           --       (1,614)      363,308
                                                              ------------    ---------     --------    ----------
    Total held-to-maturity .................................    12,863,584           --     (578,790)   12,284,794
                                                              ============    =========     ========    ==========
Mortgage-backed and related securities Held-to-Maturity
FHLMC ......................................................  $  1,145,846           --      (18,238)    1,127,608
FNMA .......................................................       971,988           --      (11,897)      960,091
GNMA .......................................................       640,081        6,087           --       646,168
                                                              ------------    ---------     --------    ----------
    Total mortgage-backed and related securities ...........  $  2,757,915        6,087      (30,135)    2,733,867
                                                              ============    =========     ========    ==========

[GRAPHIC]

                                                                                   September 30, 1999
                                                              ------------------------------------------------------------
                                                                   Book        Unrealized      Unrealized        Fair
                                                                   Value          Gains          Losses          Value
                                                              -------------- -------------- --------------- --------------
Available-for-Sale
U.S. Treasury and other agencies ............................  $  9,256,466   $     5,545     $  (102,730)   $  9,159,281
Municipals ..................................................     5,736,978            --        (372,773)      5,364,205
FHLMC stock .................................................        25,404     1,135,662              --       1,161,066
Other equity securities .....................................        92,910            --              --          92,910
                                                               ------------   -----------     -----------    ------------
    Total available-for-sale ................................  $ 15,111,758   $ 1,141,207     $  (475,503)   $ 15,777,462
                                                               ============   ===========     ===========    ============
Mortgage-backed and related securities Available-for-Sale
FNMA ........................................................     2,485,393            --         (72,275)      2,413,118
GNMA ........................................................     8,014,443            --        (232,728)      7,781,715
SBA's .......................................................     6,043,041            --         (71,238)      5,971,803
                                                               ------------   -----------     -----------    ------------
    Total mortgage-backed and related securities ............  $ 16,542,877   $        --     $  (376,241)   $ 16,166,636
                                                               ============   ===========     ===========    ============
Held-to-Maturity
U.S. Treasury and other agencies ............................  $ 12,498,539   $        --     $  (497,298)   $ 12,001,241
Municipals ..................................................       366,637            81              --         366,718
                                                               ------------   -----------     -----------    ------------
    Total held-to-maturity ..................................    12,865,176            81        (497,298)     12,367,959
                                                               ============   ===========     ===========    ============
Mortgage-backed and related securities Held-to-Maturity
FHLMC .......................................................  $  1,645,951   $     7,171     $   (20,502)   $  1,632,620
FNMA ........................................................     1,415,532         4,414         (18,743)      1,401,203
GNMA ........................................................       763,609        11,850          (5,148)        770,311
                                                               ------------   -----------     -----------    ------------
    Total mortgage-backed and related securities ............  $  3,825,092   $    23,435     $   (44,393)   $  3,804,134
                                                               ============   ===========     ===========    ============

     The book value and estimated fair value of debt securities at September 30, 2000, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                  September 30, 2000
                                             -----------------------------
                                                  Book           Fair
                                                  Value          Value
                                             -------------- --------------
         Available-for-Sale
         Due in one year or less ...........  $  1,997,526   $  1,991,529
         Due after one year through five years   8,832,037      8,693,863
         Due after five years through ten years  5,392,047      5,336,875
         Due after ten years ...............     2,906,703      2,693,281
         Equities ..........................       262,117      1,350,366
                                              ------------   ------------
                                              $ 19,390,430   $ 20,065,914
                                              ============   ============
         Mortgage-backed and related
         securities                           $ 17,461,666   $ 17,014,165
                                              ============   ============
         Held-to-maturity
         Due in one year or less ...........  $         --   $         --
         Due after one year through five years   2,364,922      2,336,622
         Due after five years through ten years 10,498,662      9,948,172
         Due after ten years ...............            --             --
                                              ------------   ------------
                                              $ 12,863,584   $ 12,284,794
                                              ============   ============
         Mortgage-backed and related
         securities                           $  2,757,915   $  2,733,867
                                              ============   ============

     Gross realized gains on the sale of securities available for sale were $256,331 and $1,282,044 in 2000 and 1999, respectively. Gross realized losses on the sale of securities available for sale were $31,447 and $9,688 in 2000 and 1999, respectively. After-tax net gains on the sale of securities were $143,926 and $814,308 in 2000 and 1999, respectively.

[GRAPHIC]

     Investment securities having a carrying amount of approximately $5,000,000 have been pledged as collateral to secure public deposits at September 30, 2000. Investment securities having a carrying amount of $750,000 have been pledged as collateral for repurchase agreements at September 30, 2000.


NOTE 3 - LOANS AND ALLOWANCE FOR LOAN LOSSES
     The following is a summary of loans outstanding by category at September
30:


                                             2000             1999
                                       ---------------- ----------------
        Real estate:
  One-to-four family residential .....  $ 125,268,896    $ 129,332,817
  Multi-family residential ...........      2,045,712        2,413,821
  Commercial mortgage ................      5,289,205        7,265,832
  Construction .......................      5,415,900        8,513,600
        Commercial ...................     28,181,192       17,017,997
        Consumer .....................     17,167,809       11,599,049
                                        -------------    -------------
        Gross loans ..................    183,368,714      176,143,116
        Less:
  Loans in process ...................      4,544,420        6,204,788
  Deferred loan fees, net ............        324,573          384,831
  Allowance for loan losses ..........      1,536,505        1,509,465
                                        -------------    -------------
        Net loans ....................  $ 176,963,216    $ 168,044,032
                                        =============    =============

     The Company evaluates impairment of its residential mortgage and consumer loans on a collective basis. Commercial loans individually evaluated and considered impaired under SFAS No. 114 at September 30, 2000 and 1999 were immaterial.

     Changes in the allowance for loan losses for the two years ended September 30, 2000 were as follows:


                                                        2000           1999
                                                   -------------- --------------
         Balance at beginning of year ............  $ 1,509,465    $ 1,411,249
         Provision for loan losses ...............       30,000        105,000
         Recoveries on loans previously charged off         394          1,666
         Loans charged off .......................       (3,354)        (8,450)
                                                    -----------    -----------
         Balance at end of year ..................  $ 1,536,505    $ 1,509,465
                                                    ===========    ===========

     Directors, executive officers, and associates of such persons were customers of and had transactions with the Bank in the ordinary course of business. Included in such transactions are outstanding loans and commitments, all of which were made under normal credit terms and did not involve more than normal risk of collection. The aggregate amount of these loans was $2,517,362 and $2,409,544 at September 30, 2000 and 1999, respectively. During 2000, new loans of $853,313 were made and payments totaled $409,041. During 1999, new loans of $1,022,119 were made and payments totaled $589,485.

     During 2000, the Bank sold one loan with a book value of $9,457 at a gain of $543. During 1999, the Bank sold groups of loans with a book value of $13,045,786 at a net gain of $89,725. The Bank held no loans for sale at September 30, 2000 or 1999.

     As part of the Bank's interest rate risk management, in November 2000, the Bank entered into a commitment to sell 159 fixed-rate mortgage loans totaling $18.8 million with servicing released. These fixed-rate mortgage loans have a weighted average coupon of 6.3% and a weighted average maturity of 153 months. Proceeds from the sale are expected to be invested in higher-yielding, shorter-term consumer and commercial loans over the next six to twelve months. The sale is expected to close in December 2000, with a pretax loss of approximately $900,000.

[GRAPHIC]

NOTE 4 - PREMISES AND EQUIPMENT
     Premises and equipment at September 30 are summarized as follows:


                                            2000           1999
                                       -------------- --------------
  Land ...............................  $ 1,154,353    $   694,289
  Buildings ..........................    2,719,747      1,799,033
  Land Improvements ..................      119,570        101,720
  Furniture and equipment ............    2,445,451      2,140,454
                                        -----------    -----------
                                          6,439,121      4,735,496
  Less: accumulated depreciation .....    2,616,047      2,232,414
                                        -----------    -----------
                                        $ 3,823,074    $ 2,503,082
                                        ===========    ===========

NOTE 5 - DEPOSITS
     Deposit balances and interest expense and average rates paid for the years ended September 30 are summarized as follows:


                                                  2000                                     1999
                                ---------------------------------------- ----------------------------------------
                                     Actual         Interest     Average      Actual         Interest     Average
                                     Balance         Expense      Rate        Balance         Expense      Rate
                                ---------------- -------------- -------- ---------------- -------------- --------
Noninterest bearing ...........  $   5,272,347    $        --       --    $   6,481,000    $        --       --
Interest bearing checking .....     14,008,668        225,549      1.1%      11,916,000        195,000      1.6%
Money market demand ...........     14,908,946        452,410      3.2%      13,709,000        396,000      2.1%
Passbook savings ..............     19,188,828        692,521      3.1%      23,869,000        717,000      3.2%
Savings certificates ..........    107,972,725      5,597,790      5.4%     103,450,000      5,100,000      5.2%
                                 -------------    -----------      ---    -------------    -----------      ---
                                 $ 161,351,514    $ 6,968,270      4.3%   $ 159,425,000    $ 6,408,000      4.1%
                                 =============    ===========      ===    =============    ===========      ===

     Contractual maturities of savings certificates as of September 30, 2000 are as follows:


  Under 1 year .........  $ 89,547,232
  1 to 2 years .........    16,193,543
  2 to 3 years .........     2,231,950
                          ------------
                          $107,972,725
                          ============

     Certificates of deposit in excess of $100,000 totaled $23,224,000 and $17,728,000 at September 30, 2000 and 1999, respectively, and are not federally insured. Interest paid on deposits and other borrowings was $8,921,888 and $7,786,826 for the years ended September 30, 2000 and 1999, respectively.

     Directors, executive officers, and associates of such persons were customers of and had transactions with the Bank in the ordinary course of business. Included in such transactions are deposit accounts, all of which were made under normal terms. The aggregate amount of these deposit accounts was $2,353,399 and $2,512,000 at September 30, 2000 and 1999, respectively.

     The deposits of the Bank are insured by the Savings Association Insurance Fund (SAIF), one of two funds administered by the FDIC. The Bank's annual SAIF premium rates were $.0204 and $.0648 per $100 of deposits in 2000 and 1999, respectively.


NOTE 6 - ADVANCES FROM THE FEDERAL HOME LOAN BANK
     Advances from the Federal Home Loan Bank of Atlanta are pursuant to lines of credit and are collateralized by a lien on qualifying first mortgage loans in an amount necessary to satisfy outstanding indebtedness plus accrued interest. Advances had interest rates ranging from 4.69% to 6.76% at September 30, 2000 and 4.69% to 5.75% at September 30, 1999. The total amount available on the line of credit is 20% of total assets of the Bank. The unused portion of the line of credit available to the Company at September 30, 2000 was approximately $8,800,000.

[GRAPHIC]

     Maturities of advances at September 30 are as follows:


                                  2000            1999
                             -------------- ---------------
  Advances from FHLB due:
  Less than 1 year .........  $  2,500,000   $         --
  1 to 2 years .............            --             --
  2 to 3 years .............     6,500,000             --
  3 to 4 years .............     7,000,000      1,500,000
  4 to 5 years .............     7,000,000      7,000,000
  5 to 10 years ............    17,000,000     27,000,000
  After 10 years ...........            --             --
                              ------------   ------------
                              $ 40,000,000   $ 35,500,000
                              ============   ============

     Interest rates on certain advances may be reset at the option of the Federal Home Loan Bank of Atlanta. At September 30, 2000, interest rates on $5 million may be converted to a variable rate of interest on a quarterly basis starting in January 2002, interest rates on $7 million may be reset in 2001, interest rates on $2 million may be reset in 2002, and interest rates on $8 million may be reset in 2003 and in 2004.


NOTE 7 - INCOME TAXES
     The provision for income taxes is summarized below:


                                    2000           1999
                               -------------- --------------
  Currently payable
  Federal ....................  $ 1,100,430    $ 1,218,430
  State ......................      104,000        126,000
                                -----------    -----------
                                  1,204,430      1,344,430
  Deferred
  Federal ....................      (76,000)      (105,000)
  State ......................      (41,000)       (41,000)
                                -----------    -----------
                                   (117,000)      (146,000)
                                -----------    -----------
  Total income taxes .........  $ 1,087,430    $ 1,198,430
                                ===========    ===========

     The reasons for the difference between consolidated income tax expense and the amount computed by applying the statutory federal income tax rate of 34% to income before income taxes were as follows:


                                             2000           1999
                                        --------------- --------------
  Federal income taxes at statutory rate $ 1,113,000    $ 1,142,000
  State income taxes, net of federal
  benefit ............................        42,000         56,000
  Effect of federal tax exempt interest      (92,000)       (50,000)
  Other ..............................        24,430         50,430
                                         -----------    -----------
                                         $ 1,087,430    $ 1,198,430
                                         ===========    ===========
  Effective tax rate .................          33.2%          35.7%
                                         ===========    ===========

     Income taxes payable are included in other liabilities and were $9,000 and $78,000 at September 30, 2000 and 1999, respectively. Income taxes paid for the years ended September 30, 2000 and 1999 were $1,176,000 and $1,315,000, respectively.

[GRAPHIC]

     The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at September 30 are as follows:



                                                             2000         1999
                                                         ------------ ------------
          Deferred tax assets
            Deferred compensation ......................  $ 280,369    $ 278,824
            Deferred loan fees .........................    126,973      150,546
            Allowance for loan losses ..................    417,161      314,623
            Other ......................................    116,908       80,693
                                                          ---------    ---------
          Gross deferred tax assets ....................    941,411      824,686
          Deferred tax liabilities
            Unrealized gain on securities available-
            for-sale ...................................     69,653      114,891
                                                          ---------    ---------
          Gross deferred tax liabilities ...............     69,653      114,891
                                                          ---------    ---------
          Net deferred tax asset .......................  $ 871,758    $ 709,795
                                                          =========    =========

     The Company, in accordance with SFAS No. 109, did not record a deferred tax liability of approximately $1,870,000 as of September 30, 2000 related to the cumulative special bad debt deduction for savings and loan associations recognized for income tax reporting prior to September 30, 1988, Gaston Federal's base year.

     Management believes that the Company will fully realize deferred tax assets based on future taxable temporary differences, refundable income taxes from carryback years, and current levels of operating income.


NOTE 8 - COMMITMENTS TO EXTEND CREDIT
     Commitments to extend credit are agreements to lend as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Commitments to extend credit as of September 30 are as follows:


                                                  2000           1999
                                             -------------- -------------
          Mortgage loan commitments .........  $ 1,064,645    $   703,700
          Commercial loan commitments .......    1,717,000             --
          Unused lines of credit
          Commercial ........................    5,458,543      6,099,144
          Consumer ..........................   18,968,035     13,192,106

     Mortgage loan commitments at September 30, 2000 are at fixed rates ranging from 7.75% to 8.00%. Commercial loan commitments either have fixed rates ranging from 9.00% to 10.5% or variable rates ranging from the Bank's prime rate (9.50% at September 30, 2000) plus 0.25% to 1.00%. Commitment periods are typically 60 days.


NOTE 9 - REGULATORY CAPITAL REQUIREMENTS
     The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Under the capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain commitments as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements.

     The Bank is required to maintain: tangible capital of at least 1.5% of adjusted total assets; core capital of at least 4.0% of adjusted total assets; and total capital of at least 8.0% of risk weighted assets. At September 30, 2000, the Bank's tangible capital and core capital were both $35,967,000 or 14.75% of tangible assets, and total capital was $37,963,000 or

[GRAPHIC]

25.84% of risk-weighted assets. The Company's primary regulator, the Office of Thrift Supervision, informed the Bank that it was in the well-capitalized category as of the most recent regulatory examination, and management is not aware of any events that have occurred since that would have changed its classification.



                                                                                     To Be Well
                                                                                  Capitalized Under
                                                             For Capital          Prompt Corrective
                                        Actual            Adequacy Purposes       Action Provisions
                                ----------------------- ---------------------- -----------------------
                                   Amount      Ratio       Amount      Ratio      Amount      Ratio
                                ----------- ----------- ----------- ---------- ----------- -----------
                                (dollars in thousands)  (dollars in thousands) (dollars in thousands)
     As of September 30, 2000
  Total Risk-Based Capital
  (to Risk-Weighted Assets) ...  $ 37,963       25.84%   $ 11,755       8.00%   $ 14,693       10.00%
  Tier 1 Capital
  (to Risk-Weighted Assets) ...    35,967       24.48%      5,877       4.00%      8,816        6.00%
  Tier 1 Capital
  (to Adjusted Total Assets) ..    35,967       14.75%      9,757       4.00%      9,757        5.00%
  Tangible Capital
  (to Adjusted Total Assets) ..    35,967       14.75%      3,659       1.50%      7,318        3.00%
     As of September 30, 1999
  Total Risk-Based Capital
  (to Risk-Weighted Assets) ...  $ 35,208       27.57%   $ 10,217       8.00%   $ 12,772       10.00%
  Tier 1 Capital
  (to Risk-Weighted Assets) ...    33,813       26.48%      5,109       4.00%      7,663        6.00%
  Tier 1 Capital
  (to Adjusted Total Assets) ..    33,813       14.28%      9,474       4.00%     11,842        5.00%
  Tangible Capital
  (to Adjusted Total Assets) ..    33,813       14.28%      3,553       1.50%      7,105        3.00%

NOTE 10 - EMPLOYEE BENEFIT PLANS
     On July 1, 2000, the Company terminated its participation in the Financial Institutions Retirement Fund, a multiemployer, qualified, noncontributory defined benefit pension plan that covered substantially all employees of the Bank meeting certain age and service requirements. As a result of the termination, plan participants who had accumulated a balance in the plan of less than $3,500 or who were 55 years of age or greater on the termination date received a lump sum payment equal to their balance accumulated in the plan. The balances of those plan participants who had accumulated an amount of $3,500 or greater in the plan and who were less than 55 years of age on the termination date remain in the plan until those participants reach the age of 55 years.

     The plan requires employers to fund amounts necessary to meet ERISA minimum funding requirements. Total expense relating to this plan was $85,419 in 2000 recognized prior to the termination of the plan on July 1, 2000 and $3,810 in 1999. Separate company information relating to the Bank is not available.

     The Bank also provides supplemental benefits to substantially all employees through a 401(k) savings plan. Eligible participants may contribute up to 15% of base salary, with the Bank providing matching contributions of 50% of employee contributions up to 6% of compensation. The plan also provides for discretionary employer contributions. Total expense relating to this plan was $58,678 in 2000 and $47,765 in 1999.

     The Bank also maintains nonqualified deferred compensation and/or supplemental retirement plans for certain of its directors. Total expense for the plans was $175,288 in 2000 and $141,845 in 1999.

     1999 Recognition and Retention Plan -- On April 12, 1999, the Company's shareholders, among other actions, approved the Gaston Federal Bank 1999 Recognition and Retention Plan. Subsequently, 84,534 shares of common stock were awarded under the plan to directors and management. All such awards vested during the year ended September 30, 1999. The Company recognized compensation expense of $1.0 million in connection with these stock awards in 1999.

[GRAPHIC]

     1999 Stock Option Plan -- On April 12, 1999, the Company's shareholders also approved the Gaston Federal Bank 1999 Stock Option Plan that provided the issuance of 211,335 options for directors and officers to purchase the Company's common stock. As of September 30, 2000, 199,175 options were outstanding under the plan at exercise prices ranging from $12.00 to $13.00 per share with a weighted average exercise price of $12.05 and a weighted average contractual life of 103 months. As of September 30, 1999, 200,069 options were outstanding under the plan at exercise prices ranging from $12.00 to $13.00 per share with a weighted average exercise price of $12.05 and a weighted average contractual life of 115 months. The exercise price of each option equals the fair market value of the Company's common stock at the date of the grants. There were 110,270 and 109,628 options fully vested as of September 30, 2000 and 1999, respectively. There were 3,394 shares forfeited during the year ended September 30, 2000 and no shares forfeited during the year ended September 30, 1999. No options were exercised or expired during the years ended September 30, 2000 and 1999. The Company applies the provisions of Accounting Principles Board Opinion No. 25 in accounting for the plan and accordingly, no compensation expense has been recognized in connection with the granting of the stock options. In accordance with SFAS No. 123, Accounting for Stock-Based Compensation, the Company adopted the disclosure-only option and elected to apply the provisions of APB No. 25 for financial statement purposes.

     Had the compensation cost for the Company's stock option plan been determined in accordance with the fair-value accounting provisions of SFAS No. 123, net income, basic earnings per share, and diluted earnings per share were as follows:


                                  Year Ended September 30,
                              ---------------------------------
                                    2000             1999
                              ---------------- ----------------
  Net income:
  As reported ...............   $  2,184,868     $  2,161,362
  Pro forma .................   $  1,934,841     $  1,749,131
  Basic earnings per share:
  As reported ...............   $       0.53     $       0.50
  Pro forma .................   $       0.47     $       0.41
  Diluted earnings per share:
  As reported ...............   $       0.53     $       0.50
  Pro forma .................   $       0.47     $       0.41

     The weighted average fair value of options granted were $2.57 and $4.27 per share during the years ended September 30, 2000 and 1999, respectively. The fair value of the stock options was determined by using the Black-Scholes option pricing model. This model requires the use of assumptions, which can materially affect fair value estimates. Therefore, this model does not necessarily provide a reliable single measure of the fair value of the Company's stock options. The fair value of stock options granted was estimated on the date of the grant using the following assumptions in 2000: (1) expected dividend yield of 2.08%; (2) risk free interest rate of 6.00%; (3) expected volatility of 22%; and (4) expected lives of options of seven years. The fair value of stock options granted was estimated on the date of the grant using the following assumptions in 1999: (1) expected dividend yield of 1.62%; (2) risk free interest rate of 5.20%; (3) expected volatility of 30%; and (4) expected lives of options of seven years.

     Employee Stock Ownership Plan -- The Bank established an Employee Stock Ownership Plan (ESOP). The ESOP is a tax-qualified retirement plan designed to invest primarily in the Company's common stock. All full-time employees of the Bank who have completed one year of service with the Bank are eligible to participate in the ESOP. The ESOP utilized funds borrowed from the Company totaling $1,690,680, to purchase approximately 8%, or 169,068 shares of the Company's common stock issued in the Conversion. The loan to the ESOP will be primarily repaid with contributions from the Bank to the ESOP over a period not to exceed 15 years. Under the terms of the ESOP, the Bank makes contributions to the ESOP sufficient to cover all payments of principal and interest as they become due. The loan had an outstanding balance of $1,380,721 with an interest rate of 9.5% and $1,493,434 with an interest rate of 8.25% at September 30, 2000 and 1999, respectively. The interest rate on the loan is based on the Bank's prime rate.

[GRAPHIC]

     Shares purchased with the loan proceeds are held in a suspense account by the trustee of the plan for future allocation among participants as the loan is repaid. Contributions to the ESOP and shares released from the suspense account are allocated among participants on the basis of compensation as described in the plan. The number of shares released to participants will be determined based upon the percentage of principal and interest payments made during the year divided by the total remaining principal and interest payments including the current year's payment. Participants will vest in the shares allocated to their respective accounts over a period not to exceed 5 years. Any forfeited shares are allocated to the then remaining participants in the same proportion as contributions. As of September 30, 2000, 22,542 shares have been allocated to participants and 146,526 shares remain unallocated. The fair value of the unallocated shares was $1,570,612 at September 30, 2000. The Company recognizes compensation expense attributable to the ESOP ratably over the fiscal year based upon the estimated number of ESOP shares to be allocated each December 31st. The Company recognized $124,000 and $128,000 as compensation expense in 2000 and 1999, respectively.

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


NOTE 11 - FAIR VALUE OF FINANCIAL INSTRUMENTS
     The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. The estimates are significantly affected by the assumptions used, including discount rates and estimates of future cash flows. These estimates may differ substantially from amounts that could be realized in an immediate sale or settlement of the instrument.

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

     The carrying amount of repurchase agreements approximates fair value due to the short-term nature of the agreements.

     Fair value for the advances from the Federal Home Loan Bank Board is based on discounted cash flows using current interest rates.

     At September 30, 2000 and 1999, the Company had outstanding unfunded commitments to extend credit offered in the normal course of business. Fair values of these commitments are based on fees currently charged for similar instruments. At September 30, 2000 and 1999, the carrying amounts and fair values of these off-balance sheet financial instruments were immaterial.

[GRAPHIC]

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


                                                     2000                          1999
                                         ----------------------------- -----------------------------
                                            Carrying       Estimated      Carrying       Estimated
                                             Amount       Fair Value       Amount       Fair Value
                                         -------------- -------------- -------------- --------------
   Financial assets
    Cash and due from banks ............  $  2,671,124   $  2,671,124   $  4,206,884   $  4,206,884
    Interest-earning bank balances .....       883,692        883,692      8,375,733      8,375,733
    Investment and mortgage-backed
     securities ........................    52,701,578     52,098,740     48,634,366     48,116,191
    Loans ..............................   176,963,216    172,295,703    168,044,032    164,032,000
   Financial liabilities
    Deposits ...........................   161,351,514    153,435,501    159,424,778    154,810,000
    Repurchase agreements ..............       605,500        605,500             --             --
    Advances from FHLB .................    40,000,000     38,908,929     35,500,000     34,014,000

NOTE 12 - EARNINGS PER SHARE
     Earnings per share has been determined under the provisions of SFAS No. 128, Earnings Per Share. Basic earnings per share is computed by dividing net income applicable to common stock by the weighted average number of common shares outstanding during the period, without considering any dilutive items. Diluted earnings per share is computed by dividing net income applicable to common stock by the weighted average number of common shares and common stock equivalents for items that are dilutive, net of shares assumed to be repurchased using the treasury stock method. Common stock equivalents arise from the assumed conversion of outstanding stock options.

     The only potential stock of the Company as defined in SFAS No. 128, is stock options granted to various directors and officers of the Bank. The following is a summary of the computation of basic and diluted earnings per share:


                                                      Year Ended           Year Ended
                                                  September 30, 2000   September 30, 1999
                                                 -------------------- -------------------
       Net income ..............................     $  2,184,868        $  2,161,362
       Weighted average outstanding shares .....        4,117,934           4,293,516
       Basic earnings per share ................     $       0.53        $       0.50
       Weighted average outstanding shares .....        4,117,934           4,293,516
       Dilutive effect of stock options ........            1,106              13,773
                                                     ------------        ------------
       Weighted average diluted shares .........        4,119,040           4,307,289
       Diluted earnings per share ..............     $       0.53        $       0.50

     Options to purchase 10,000 shares of common stock at $13 per share were outstanding since May 1999 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares. These options, which will expire May 2009, were outstanding at September 30, 2000 and 1999.

     On October 9, 1998, the Company's Board of Directors announced the authorization to repurchase up to 105,668 shares of outstanding common stock under the 1998 Stock Repurchase Plan. On April 19, 1999, the Company's Board of Directors announced the authorization to repurchase 295,869 shares of outstanding common stock for the 1999 Stock Option Plan and the 1999 Recognition and Retention Plan. On May 23, 2000, the Company's Board of Directors announced the authorization to repurchase up to 92,539 shares of outstanding common stock.

     As of September 30, 2000, 362,100 shares have been repurchased under these plans at an average price of $12.82 per share.

[GRAPHIC]

NOTE 13 - PARENT-ONLY FINANCIAL INFORMATION
     The earnings of the Bank are recognized by Gaston Federal Bancorp, Inc. using the equity method of accounting. Accordingly, undistributed earnings of the Bank are recorded as increases in the Company's investment in the Bank. The following are the condensed financial statements of the Company as of and for the year ended September 30, 2000 and 1999.


                  Condensed Statements of Financial Condition


                                                      2000           1999
                                                 -------------- --------------
    Assets
    Cash and cash equivalents ..................  $  2,344,410   $  5,199,471
    Investment in securities available-for-sale        805,864        495,648
    Investment in subsidiary ...................    35,966,739     33,992,158
    Other assets ...............................       209,924         44,011
                                                  ------------   ------------
    Total assets ...............................  $ 39,326,937   $ 39,731,288
                                                  ============   ============
    Liabilities and Stockholders' Equity
    Liabilities ................................  $     40,162   $     22,698
    Stockholders' Equity .......................    39,286,775     39,708,590
                                                  ------------   ------------
    Total liabilities and stockholders' equity .  $ 39,326,937   $ 39,731,288
                                                  ============   ============

                       Condensed Statements of Operations


                                                                                 Year Ended September 30,
                                                                             --------------------------------
                                                                                   2000             1999
                                                                             ---------------  ---------------
    Interest income ........................................................   $   125,441      $   226,347
    Interest expense .......................................................            --               --
    Other operating expenses ...............................................       (74,952)        (136,687)
                                                                               -----------      -----------
    Income before income taxes and undistributed earnings from subsidiaries         50,489           89,660
    Income taxes ...........................................................       (19,000)         (70,148)
                                                                               -----------      -----------
    Income before undistributed earnings from subsidiaries .................        31,489           19,512
    Equity in undistributed earnings of subsidiaries .......................     2,153,379        2,141,850
                                                                               -----------      -----------
    Net income .............................................................   $ 2,184,868      $ 2,161,362
                                                                               ===========      ===========

[GRAPHIC]

                       Condensed Statements of Cash Flows



                                                                             Year Ended September 30,
                                                                           -----------------------------
                                                                                2000           1999
                                                                           -------------- --------------
    Operating activities
     Net income ..........................................................  $  2,184,868   $  2,161,362
     Adjustments to reconcile net income to net Cash provided by operating activities
     Equity in undistributed earnings of subsidiaries ....................    (2,153,379)    (2,141,850)
     Issuance of stock for Recognition and Retention Plan ................            --      1,014,408
     Allocation of shares to ESOP ........................................       123,984        122,105
     Decrease (increase) in other operating assets .......................      (215,154)        11,987
     (Decrease) increase in other operating liabilities ..................        17,464        (45,041)
                                                                            ------------   ------------
       Net cash (used in) provided by operating activities ...............       (42,217)     1,122,971
    Investing activities
     Purchase of investments available-for-sale ..........................      (150,007)            --
     Maturities and prepayments of investment securities .................            --      1,000,000
                                                                            ------------   ------------
       Net cash provided by (paid in) investing activities ...............      (150,007)     1,000,000
    Financing activities
     Repurchase of common stock ..........................................    (1,801,028)    (2,859,489)
     Dividends to stockholders ...........................................      (861,809)      (938,057)
                                                                            ------------   ------------
       Net cash (paid in) provided by financing activities ...............    (2,662,837)    (3,797,546)
    Net (decrease) increase in cash and cash equivalents .................    (2,855,061)    (1,674,575)
    Cash and cash equivalents, beginning of period .......................     5,199,471      6,874,046
                                                                            ------------   ------------
    Cash and cash equivalents, end of period .............................  $  2,344,410   $  5,199,471
                                                                            ============   ============

[GRAPHIC]


      MANAGEMENT'S DISCUSSION AND ANALYSIS


Description of Business

     Gaston Federal Bancorp, Inc. (the "Company") was formed on March 18, 1998, for the purpose of acting as the Holding Company for Gaston Federal Bank (the "Bank"). The Company's assets consist primarily of the outstanding capital stock of the Bank, deposits held at the Bank, and investment securities. As of September 30, 2000, there were 1,821,289 shares of the Company's common stock held by the public and 2,397,645 shares held by Gaston Federal Holdings, MHC (the "Mutual Company"), the Company's parent mutual holding company. The publicly held common stock of the Company currently trades on the Nasdaq National Market System under the symbol GBNK. The Company's principal business is overseeing and directing the business of the Bank and investing the net stock offering proceeds retained by the Company.

     The Bank, which was chartered in 1904, is a community-oriented savings bank engaged primarily in the business of offering FDIC-insured deposits to customers through its branch offices and investing those deposits, together with funds generated from operations and borrowings, in residential, commercial, and consumer loans, and investment and mortgage-backed securities. The Company's results of operations are dependent primarily on net interest income, which is the difference between the income earned on its loan and securities portfolios and its cost of funds, consisting of the interest paid on deposits and borrowings. Results of operations are also affected by the Company's provision for loan losses, sales of assets, service charges on its deposit accounts, and commissions on the sale of investment products. The Company's noninterest expense primarily consists of salaries and employee benefits, occupancy expense, professional services, advertising, and other noninterest expenses. Results of operations are also significantly affected by general economic and competitive conditions, particularly changes in interest rates and actions of regulatory and governmental authorities

     The Bank's main office and two branches are located in Gastonia, North Carolina, one branch is located in Mount Holly, North Carolina, and one branch is located in Dallas, North Carolina. All of these offices are located in Gaston County which is approximately 20 miles west of the regional banking center of Charlotte, North Carolina. Gaston County is bounded by the North Carolina Counties of Mecklenburg, Lincoln, and Cleveland, and the South Carolina County of York. The Bank considers Gaston and these contiguous counties to be its primary market area. The Bank also operates a mortgage loan production office in Shelby, North Carolina. This office is located in Cleveland County and is approximately 30 miles from the main office in Gastonia.


Forward Looking Statements
     This report may contain certain "forward-looking statements" that represent the Company's expectations or beliefs concerning future events as of the date of this report. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, the timing and amount of revenues that may be recognized by the Company, continuation of current revenue and expense trends, unforeseen changes in the Company's markets, legal and regulatory changes, and general changes in the economy. Because of the risks and uncertainties inherent in forward-looking statements, readers should not place undue reliance on these statements. The Company has no obligation to update or revise these forward-looking statements to reflect events or circumstances that occur after the date of this report. Readers should carefully review the risk factors described in other documents the Company files from time to time with the SEC, including quarterly reports on Form 10-QSB and current reports filed on Form 8-K.

[GRAPHIC]

Comparison of Financial Condition
Years Ended September 30, 2000 and 1999

General
     The Company reported record earnings of $2,185,000, or $0.53 per share, for the fiscal year ended September 30, 2000, as compared to $2,161,000, or $0.50 per share, for the fiscal year ended September 30, 1999. Net interest income decreased slightly by $155,000, or 2.1%, due to significant increases in interest rates. However, this was offset, in part, by a $826,000, or 83.9%, increase in operating noninterest income and a $298,000, or 4.8%, decrease in noninterest expense. The provision for loan losses decreased from $105,000 in fiscal 1999 to $30,000 in fiscal 2000. Gains on sales of assets decreased from $1.4 million in fiscal 1999 to $257,000 in fiscal 2000.

     Total assets for the fiscal year ended September 30, 2000, increased by $7.2 million, or 3.0% from $237.5 million to $244.7 million. The change in assets was primarily due to a $8.9 million, or 5.3%, increase in net loans outstanding to $177.0 million. Commercial business loans increased by $11.2 million, or 65.6%, to $28.2 million, consumer loans increased by $5.6 million, or 48.0%, to $17.2 million, while mortgage loans decreased by $9.5 million, or 6.9%, to $147.5 million. Cash and cash equivalents, decreased by $9.0 million, or 71.7%, primarily due to the investment of excess funds held at the end of 1999 for possible Year 2000 cash needs. These funds were primarily used to fund increased demand for commercial business loans and home equity lines of credit. Also, investment securities and mortgage-backed and related securities increased by $4.1 million, or 8.4%, due to leverage strategies using funds from advances from the Federal Home Loan Bank. Management plans to continue to grow its asset base with a continued emphasis on higher-yielding commercial business loans and adjustable-rate home equity lines of credit.

     Total liabilities for the fiscal year ended September 30, 2000, increased by $7.7 million, or 3.9%, from $197.7 million to $205.4 million. The change in liabilities was primarily due to a $5.1 million increase in borrowed money and a $1.9 million increase in total deposits. Borrowed money increased from $35.5 million to $40.6 million, or 14.4%, while total deposits increased from $159.4 million to $161.4 million, or 1.2%. Funds generated from borrowed money and deposits were used to fund loan originations and to engage in various wholesale leverage strategies. Management plans to continue to aggressively market its retail deposit products to the local community and to increase the Bank's deposit market share through an expanding branch network. Management also plans to continue pursuing attractive opportunities to leverage the Company's capital.

     Total equity for the fiscal year ended September 30, 2000, decreased from $39.7 million to $39.3 million, or 1.1%. This decrease was due to a $1.8 million repurchase of common stock, the payment of $862,000 in cash dividends, and a $68,000 reduction of accumulated unrealized gains on available for sale securities. These reductions in capital were offset by $2.2 million in net income for the year. Management plans to continue to repurchase its publicly traded common stock at prices that are considered by management to be attractive.


Results of Operations
Comparison of Years Ended September 30, 2000 and 1999

General
     Net income for the fiscal year ended September 30, 2000, increased by $24,000, or 1.1%, to $2.2 million. This change was primarily due to a $155,000 decrease in net interest income, a $75,000 reduction in the provision for loan losses, a $1.1 million decrease in the gain on sale of assets, a $826,000 increase in operating noninterest income, a $298,000 decrease in noninterest expenses, and a $111,000 reduction in the income tax provision.


Interest Income
     Interest income for the fiscal year ended September 30, 2000, increased by $1.2 million, or 7.7%, to $16.4 million. This change was primarily due to a $987,000 increase in interest earned on loans. This additional interest income was due to a $15.6 million, or 9.9%, increase in average outstanding loans to $174.2 million. The yield on loans remained flat at 7.5% primarily due to deferred fees recognized as a result of the sale of $13.1 million in mortgage loans in fiscal 1999. Interest earned on investment securities increased by $67,000, or 3.3%, while interest earned on mortgage-backed securities increased $122,000,

[GRAPHIC]
or 10.3%. The average balance of investment securities decreased by $641,000, the effects of which were offset by an increase in yield from 5.8% to 6.1% due to higher market rates. Average outstanding mortgage-backed securities decreased by $204,000, while the yield increased from 5.7% to 6.3% due to higher market rates.


Interest Expense
     Interest expense for the fiscal year ended September 30, 2000, increased $1.3 million, or 16.9%, to $9.2 million. This increase was due to a $561,000, or 8.8%, increase in interest paid on deposits and a $769,000, or 52.0% increase in interest paid on borrowings. Average deposits increased $8.8 million, or 5.8%, to $160.0 million. The average interest rate paid on deposits increased from 4.2% to 4.4% from fiscal 1999 to fiscal 2000. Average borrowings increased by $11.0 million, or 38.3%, to $39.6 million. The rate paid on borrowings has increased from 5.2% to 5.7% due to higher interest rates on additional advances taken in fiscal 2000.


Net Interest Income
     Net interest income decreased by $155,000, or 2.1%, from $7.4 million for fiscal 1999 to $7.2 million for fiscal 2000. Net interest margin decreased slightly from 3.3% for fiscal 1999 to 3.0% for fiscal 2000. Average interest-earning assets increased $12.9 million while average interest-bearing liabilities increased $19.8 million. The primary reasons for this change were the purchase of $2.0 million in bank-owned life insurance, the $1.8 million repurchase of common stock, and the addition of the bank's fifth full service branch office.


Provision for Loan Losses
     The Company provided $30,000 and $105,000 in loan loss provisions for the fiscal years ended September 30, 2000 and 1999, respectively. The Company's allowance for loan losses was $1.5 million, or 0.84% of total loans, for the fiscal year ended September 30, 2000, compared to $1.5 million, or 0.86% of total loans, for the fiscal year ended September 30, 1999. The ratio of nonperforming loans to total loans amounted to 0.15% and 0.06% for the fiscal years ended September 30, 2000, and 1999, respectively. Management will make future loan loss provisions based on available information including changes in economic conditions, changes in the loan portfolio mix and performance, and regulatory requirements.


Noninterest Income
     Operating noninterest income is composed of service charges on deposit accounts, commissions on the sale on investment products, FHLB dividends, and other income. For the fiscal year ended September 30, 2000, operating noninterest income increased by $826,000, or 83.9%, from $985,000 to $1.8 million. The primary reasons for the change were a $221,000 increase in service charges on deposit accounts, a $303,000 increase in commissions on the sale of investment products, a $44,000 increase in FHLB dividends, and a $259,000 increase in other income. The increase in service charges on deposit accounts resulted from an aggressive marketing program to increase fee generating demand deposit accounts and a competitive fee structure on deposit products. Other income increased due to fees generated as a result of strong loan demand and increased commissions generated on the sale of uninsured investment products by the Bank's wholly-owned subsidiary.

     Noninterest income also includes gains on the sale of assets, which is considered to be a nonrecurring source of noninterest income. During the fiscal year ended September 30, 2000, the Company sold $2.2 million in investment securities and $595,000 in mortgage-backed securities at a gain of $225,000, and $17.2 million in loan servicing and $10,000 in loans at a gain of $32,000. During the fiscal year ended September 30, 1999, the Company sold $5.9 million in investment securities and $492,000 in mortgage-backed securities at a gain of $1.3 million, and $13.1 million in loans and $49,000 in premises and equipment at a gain of $117,000. This resulted in a decrease in the gain on the sale of assets of $1.1 million from 1999 to 2000.

[GRAPHIC]

Noninterest Expenses
     Noninterest expense is composed of salaries and benefits, office occupancy, deposit insurance, data processing, advertising, professional services, and other expenses. For the fiscal year ended September 30, 2000, noninterest expense decreased $298,000, or 4.8%, from $6.3 million to $6.0 million. The primary reason for the change was a $369,000 decrease in salary and benefits and modest decreases in professional services, deposit insurance, and advertising. A $166,000 increase in occupancy expense and modest increases in data processing and other noninterest expenses offset these benefits. The decrease in salary and benefits was primarily due to a $1.0 million nonrecurring expense incurred during the fiscal year ended September 30, 1999, associated with the award of common stock in accordance with the Gaston Federal Bank 1999 Recognition and Retention Plan approved by the shareholders in April 1999. Occupancy expense increased as a result of the opening of a new full service branch in Dallas, North Carolina, in February 2000 and a loan production office in Shelby, North Carolina, in October 1999.


Provision for Income Taxes
     The Company's provision for income taxes was $1.1 million and $1.2 million for the fiscal years ended September 30, 2000, and 1999, respectively. The change was primarily due to an increase in tax-advantaged assets such as municipal securities, U.S. Government Agency securities, and bank-owned life insurance that generate tax-exempt income. The purchase of these tax-advantaged assets resulted in a decrease in the effective tax rate from 35.7% to 33.2%.


Comparison of Financial Condition
Years Ended September 30, 1999 and 1998

General
     The Company reported earnings of $2,161,000, or $0.50 per share, for the fiscal year ended September 30, 1999, as compared to $1,886,000, for the fiscal year ended September 30, 1998. Net interest income increased by $549,000, or 8.1%, due to the investment of the $18.5 million in net proceeds received in the stock conversion. Operating noninterest income increased by $301,000, or 44.0%, while noninterest expense increased $1.7 million, or 37.1%, from fiscal 1998 to fiscal 1999. The provision for loan losses decreased from $300,000 in fiscal 1998 to $105,000 in fiscal 1999. Gains on sales of assets increased from $272,000 in fiscal 1998 to $1.4 million in fiscal 1999.

     Total assets for the fiscal year ended September 30, 1999, increased by $29.5 million, or 14.2%, from $208.0 million to $237.5 million. The change in assets was primarily due to a $31.5 million, or 23.1%, increase in net loans outstanding to $168.0 million. Mortgage loans secured by one-to-four family dwellings increased by $23.8 million, or 22.6%, to $129.3 million, while nonmortgage loans increased by $10.3 million, or 66.2%, to $26.0 million. Cash and cash equivalents, investment securities, and mortgage-backed and related securities decreased by $3.8 million, or 6.2%, due to the increased loan demand, normal maturities and principal payments, calls, and prepayments.

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

     Total equity for the fiscal year ended September 30, 1999, decreased from $41.6 million to $39.7 million, or 4.6%. This decrease was due, in part, to a $2.9 million repurchase of common stock, the payment of $938,000 in cash dividends, and a $1.4 million reduction of accumulated unrealized gains on available for sale securities. These reductions in capital were offset by $2.2 million in net income for the year.

[GRAPHIC]

Results of Operations
Comparison of Years Ended September 30, 1999 and 1998

General
     Net income for the fiscal year ended September 30, 1999, increased by $275,000, or 14.6%, to $2.2 million. This change was primarily due to a $549,000 increase in net interest income, a $195,000 reduction in the provision for loan losses, a $1.1 million increase in the gain on sale of assets, a $301,000 increase in operating noninterest income, a $1.7 million increase in noninterest expenses, and a $191,000 increase in the income tax provision.


Interest Income
     Interest income for the fiscal year ended September 30, 1999, increased by $1.3 million, or 9.4%, to $15.2 million. This change was primarily due to a $979,000, or 8.9%, increase in interest earned on loans outstanding. This increase was primarily attributable to a $17.2 million, or 12.2%, increase in average loans outstanding from $141.3 million to $158.5 million, the effects of which were offset by a reduction in the yield from 7.8% to 7.5%. The decrease in yield was primarily due to the lower interest rate environment that resulted in the refinancing of many existing higher-yielding loans and the origination of new loans at lower interest rates. Interest earned on mortgage-backed and related securities increased by $547,000, or 86.3%, due to an $11.1 million, or 114.1%, increase in the average outstanding balance from $9.7 million to $20.8 million, the effects of which were offset by a decrease in yield from 6.5% to 5.7%. Mortgage-backed securities increased during the year primarily due to the execution of leverage strategies, which were funded by FHLB advances. Interest earned on investment securities and interest-earning deposits decreased by $214,000, or 9.4%, due to a $1.9 million decrease in the average outstanding balance from $37.4 million to $35.5 million and a decrease in yield from 6.1% to 5.8%. The decrease in yield was primarily caused by a lower interest rate environment which resulted in faster prepayments on higher-yielding securities, downward adjustments on adjustable-rate securities, and the reinvestment of matured and called securities at lower interest rates.


Interest Expense
     For the fiscal year ended September 30, 1999, interest expense increased by $761,000, or 10.7%, from $7.1 million to $7.9 million. This change was due to a $1.0 million increase in interest expense on borrowed money, the effects of which were offset by a $287,000 decrease in interest paid on deposits. The increase in interest expense on borrowed money was due to a $20.8 million increase in the average balance from $7.9 million to $28.7 million, the effects of which were offset by a 33 basis point decrease in the interest rate paid on borrowed funds. Interest paid on deposits decreased as a result of a $2.0 million reduction in the average outstanding balance from $153.2 million to $151.2 million and a reduction in the rate paid from 4.4% to 4.2%. The average outstanding balance of deposits in 1998 included the effects of approximately $113 million in deposits held in escrow in connection with the mutual holding company reorganization completed in April 1998.


Net Interest Income
     Net interest income increased by $549,000, or 8.1%, from $6.8 million in 1998 to $7.4 million in 1999. Net interest margin decreased slightly from 3.5% for fiscal 1998 to 3.3% for fiscal 1999. Average interest-earning assets increased $28.3 million while average interest-bearing liabilities increased $18.8 million. This change was primarily due to the receipt of $18.5 million in net proceeds from the stock conversion.


Provision for Loan Losses
     The Company provided $105,000 and $300,000 in loan loss provisions for the fiscal years ended September 30, 1999 and 1998, respectively. The reduction in the provision for loan losses was primarily the result of the decrease in the ratio of nonperforming loans to total loans from 0.91% in 1998 to 0.06% in 1999. The Company's allowance for loan losses was $1.5 million and $1.4 million, 0.86% and 0.98% of total loans, for the fiscal years ended September 30, 1999 and 1998, respectively.

[GRAPHIC]

Noninterest Income
     Operating noninterest income is composed of service charges on deposit accounts, commissions on the sale on investment products, FHLB dividends, and other income. Operating noninterest income increased by $301,000, or 43.8%, from $684,000 for the fiscal year ended September 30, 1998, to $985,000 for the fiscal year ended September 30, 1999. The primary reasons for the change were a $108,000 increase in service charges on deposit accounts, and a $193,000 increase in other income. The increase in service charges on deposit accounts resulted from an aggressive marketing program to increase fee generating demand deposit accounts. Other income increased due to fees generated as a result of strong loan demand and increased commissions generated on the sale of uninsured investment products by the Bank's wholly-owned subsidiary.

     Noninterest income also includes gains on the sale of assets, which is considered to be a nonrecurring source of noninterest income. During the fiscal year ended September 30, 1999, the Company sold $5.9 million in investment securities and $492,000 in mortgage-backed securities at a gain of $1.3 million, and $13.1 million in loans and $49,000 in premises and equipment at a gain of $117,000. During the fiscal year ended September 30, 1998, the Company sold $2.6 million in investment securities at a gain of $184,000 and $9.6 million in loans at a gain of $88,000. This resulted in an increase of $1.1 million in nonrecurring gains on the sale of assets from 1998 to 1999.


Noninterest Expense
     Noninterest expense is composed of salaries and benefits, office occupancy, deposit insurance, data processing, advertising, professional services, and other expenses. Noninterest expense increased $1.7 million, or 37.1%, from $4.6 million to $6.3 million. The primary reason for the change was a $1.5 million increase in salary and benefits. There were also modest increases in professional services, data processing, and other noninterest expenses, the effects of which were partially offset by small decreases in office occupancy, deposit insurance, and advertising. The increase in salary and benefits was primarily due to a $1.0 million nonrecurring expense associated with the award of common stock in accordance with the Gaston Federal Bank 1999 Recognition and Retention Plan approved by the shareholders in April 1999. Also, there was an increase in the number of employees resulting, in part, from the preparation of the opening of the Shelby Loan Production Office and the implementation of extended drive-thru hours at each of the branch office locations. Professional services increased as a result of the additional expenses associated with operating a publicly traded company and data processing expenses increased due to the purchase of updated software and hardware and the added expense of preparing and testing for Year 2000 readiness.


Provision for Income Taxes
     The Company's provision for income taxes was $1.2 million and $1.0 million for the fiscal years ended September 30, 1999, and 1998, respectively. The change was primarily due to a $470,000 increase in income before taxes and a slight increase in the effective tax rate from 34.7% to 35.7%.


Management of Market Risk
     The Company's most significant form of market risk is interest rate risk, as the majority of the Company's assets and liabilities are sensitive to changes in interest rates. The Bank's Asset/Liability Committee (the "ALCO") is responsible for monitoring and managing exposure to interest rate risk and ensuring that the level of sensitivity of the Bank's net portfolio value is maintained within limits established by the Board of Directors. Through such management, the ALCO seeks to reduce the vulnerability of the Bank's operations to changes in interest rates. During the past year, the ALCO utilized the following strategies to manage interest rate risk: (1) emphasizing the origination and retention of short-term commercial business loans, (2) emphasizing the origination of adjustable-rate home equity lines of credit; (3) emphasizing the origination and retention of one- to four- family residential adjustable-rate mortgage loans; and (4) investing in shorter-term investment securities.

[GRAPHIC]

     The Office of Thrift Supervision, the Bank's primary regulator, requires the computation of amounts by which the net present value of the Bank's cash flow from assets, liabilities, and off balance sheet items (the Bank's net portfolio value or "NPV") would change in the event of a range of assumed changes in market interest rates. These computations estimate the effect on an institution's NPV from instantaneous and permanent one hundred the three hundred basis point increases and decreases in market interest rates. The following table presents the Bank's projected change in NPV at September 30, 2000, as calculated by Risk Analytics, an independent third party, based upon information provided by the Bank.


     Changes in Interest Rates        Projected NPV Change     Board Limit
----------------------------------   ----------------------   ------------
  300 basis point rise                        -30.00%             -45.00%
  200 basis point rise                        -19.78%             -30.00%
  100 basis point rise                         -9.74%             -15.00%
  No change                                     0.00%               0.00%
  100 basis point decline                       7.76%             -15.00%
  200 basis point decline                      10.47%             -30.00%
  300 basis point decline                       7.63%             -45.00%

     Certain shortcomings are inherent in the methodology used in the above interest rate risk measurement. Modeling changes in NPV require the making of certain assumptions, which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the NPV table presented assumes that the composition of the Bank's interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Accordingly, although the NPV table provides an indication of the Bank's interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on the Bank's net interest income and will differ from actual results.


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

     The Company is required under applicable federal regulations to maintain specified levels of "liquid" investments in qualifying types of United States Government, federal agency and other investments having maturities of five years of less. Current OTS regulations require that a savings association maintain liquid assets of not less than 4% of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. Monetary penalties may be imposed for failure to meet applicable liquidity requirements. At September 30, 2000, the Company's liquidity, as measured for regulatory purposes, was in excess of the minimum OTS requirement.

     At September 30, 2000, the Company had loan commitments (excluding undisbursed portions of construction loans of $4.5 million) of $1.1 million and unused lines of credit of $24.3 million. The Company believes that it has adequate resources to fund loan commitments as they arise. If the Company requires funds beyond its internal funding capabilities, the Company has $8.8 million in additional advances available from its line of credit from the FHLB. At September 30, 2000, approximately $89.5 million of time deposits were scheduled to mature within a year, and the Company expects that a portion of these time deposits will not be renewed upon maturity.

[GRAPHIC]

Impact of Inflation and Changing Prices
     The consolidated financial statements and related notes have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars, without considering the change in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, nearly all the assets and liabilities of the Company are financial in nature. As a result, interest rates have a more significant impact on the Company's performance than the effect of inflation. Interest rates do not necessarily change in the same magnitude as the price of goods and services.


Impact of New Accounting Standards
     In June, 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which, establishes accounting and reporting requirements for derivative instruments, including derivative instruments imbedded other contracts. The Company adopted the provisions of SFAS No. 133 effective October 1, 2000. In conjunction with the adoption of SFAS 133, the Company transferred $12.9 million in investment securities and $2.8 million in mortgage-backed securities previously designated as held-to-maturity to available-for-sale. This transfer will allow management more flexibility in managing the Company's investment and mortgage-backed securities portfolios. Based upon the market value of these investment and mortgage-backed securities as of September 30, 2000, this transfer would have increased the accumulated unrealized losses on securities available for sale, net of tax, by approximately $367,000. Adoption of SFAS 133 is not expected to have any other material impact on the consolidated financial statements of the Company.

[GRAPHIC]


           REPORT OF INDEPENDENT AUDITORS


The Board of Directors

Gaston Federal Bancorp, Inc.

     We have audited the accompanying consolidated statements of condition of Gaston Federal Bancorp, Inc. and subsidiaries as of September 30, 2000 and 1999 and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for the years then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gaston Federal Bancorp, Inc. and subsidiaries as of September 30, 2000 and 1999 and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.


[GRAPHIC]


Gastonia, North Carolina
October 20, 2000, except for Note 3,
as to which the date is November 30, 2000

[GRAPHIC]


         LOCATIONS


Gaston Federal Bank
Corporate Office
245 West Main Avenue
Post Office Box 2249
Gastonia, NC 28053-2249
(704) 868-5200

Akers Center Office
1535 Burtonwood Drive
Gastonia, NC 28054-4011
(704) 868-5210

Martha Rivers Office
1670 Neal Hawkins Road
Gastonia, NC 28056-6429
(704) 868-5215

Mount Holly Office
233 South Main Street
Mount Holly, NC 28120-1620
(704) 827-6744

Dallas Office
3135 Dallas High Shoals Road
Dallas, NC 28034-1307
(704) 922-9292

Stanley Office
412 South Highway 27
Stanley, NC 28164-2055
(704) 263-1212
(Opening in Spring 2001)

Gaston Financial Services, Inc.
245 West Main Avenue
Post Office Box 2249
Gastonia, NC 28053-2249
(704) 868-5200


Gaston Federal Mortgage Center
Gastonia Loan Production Office
1670 Neal Hawkins Road
Post Office Box 6250
Gastonia, NC 28056-6000
(704) 868-5227


Community First Mortgage Company
Shelby Loan Production Office
Mason Square Building
201 South Washington Street, Suite 101
Shelby, NC 28150-2614
(704) 487-4744


Gaston Federal Service 24
24 hour telephone banking
(704) 868-5222

[GRAPHIC]


      STOCKHOLDER INFORMATION


Common Stock and Related Matters

The Company's common stock is listed on the Nasdaq National Market under the symbol "GBNK." As of November 15, 2000, the Company had 941 stockholders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms), and 4,218,934 shares outstanding. As of such date, Gaston Federal Holdings, MHC (the "Mutual Company"), the Company's mutual holding company, held 2,431,645 shares of common stock and stockholders other than the Mutual Company held 1,787,289 shares. The following brokers make a market in the Company's stock:


   McDonald Investments .............. 1-800-340-6321
   Friedman, Billings, Ramsey & Co. .. 1-800-846-5417
   AnPac Securities,Group, Inc. ...... 1-800-897-0384
   Spear, Leeds & Kellogg ............ 1-800-526-3160
   Knight Securities L.P. ............ 1-212-336-8690

Form 10-KSB
A copy of the Company's Form 10-KSB, as filed with the Securities and Exchange Commission, for the fiscal year ended September 30, 2000, may be obtained without charge upon written request to the Shareholder Relations Officer at Gaston Federal Bancorp, Inc., P.O. Box 2249, Gastonia, North Carolina 28053-2249.

Market Price of Common Stock
The following table sets forth quarterly market price for the Common Stock over the past two years.


                               High       Low
Fiscal Year 2000
   First quarter ......... $  12 5/8    $11 1/8
   Second quarter ........ $  11 7/8    $11 1/8
   Third quarter ......... $ 11 5/16    $10 3/8
   Fourth quarter ........ $10 15/16    $    10


                                High       Low
Fiscal Year 1999
   First quarter .......... $14 7/8     $ 10 1/8
   Second quarter ......... $13 1/2     $ 11 1/2
   Third quarter .......... $13 7/8     $ 11 1/2
   Fourth quarter ......... $14 1/4     $12 7/16

Annual Meeting of Stockholders
The Annual Meeting of Stockholders will be held at 10:30 A.M. on Thursday, February 15, 2001, at the Gaston County Public Library at 1555 East Garrison Boulevard, Gastonia, North Carolina, 28054-5156.

[GRAPHIC]


[GRAPHIC]

[GRAPHIC]


           CORPORATE INFORMATION


[GRAPHIC]

Standing from left to right: James J. Fuller, Charles D. Massey, Ben R.
                         Rudisill, II, Kim S. Price, and
Martha Barnett Beal. Seated from left to right: William H. Keith, Eugene R.
                   Matthews, II, and Senator David W. Hoyle.



Board of Directors
Senator David W. Hoyle, Chairman of the Board
Ben R. Rudisill, II, Vice Chairman of the Board
Kim S. Price, President, CEO, and Director
Martha Barnett Beal, Director
James J. Fuller, Director
William H. Keith, Director
Charles D. Massey, Director
Eugene R. Matthews, II, Director


Executive Officers
Kim S. Price, President and Chief
 Executive Officer
Paul L. Teem, Jr., Executive Vice President,
 Secretary, and Chief Administrative Officer
Gary F. Hoskins, Senior Vice President,
 Treasurer, and Chief Financial Officer
Michael R. Maguire, Senior Vice President and
 Chief Credit Officer


Service Corporation
Gaston Financial Services, Inc.
245 West Main Avenue
Post Office Box 2249
Gastonia, NC 28053-2249
(704) 868-5200

Directors Emeriti
Henry L. Fowler, Sr.
Thomas M. Holland
B. Frank Matthews, II


General Counsel
Stott, Hollowell, Palmer, and Windham, L.L.P.
401 East Franklin Boulevard
Post Office Box 995
Gastonia, NC 28053-0995


Special Counsel
Luse Lehman Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, N.W., Suite 400
Washington, D.C. 20015-2052


Independent Auditors
Cherry, Bekaert & Holland, L.L.P.
2020 Remount Road
Post Office Box 1064
Gastonia, NC 28053-1064


Transfer Agent and Registrar
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
(800) 368-5948