Form 10KSB, Exhibit 13
period 2001-12-31
GASTON FEDERAL BANCORP INC
filed 2002-03-29
CIK 1051871

EXHIBIT 13

                          ANNUAL REPORT TO STOCKHOLDERS

                                                                  Citizens South
                                                                       Bank

                                 Gaston
                          [LOGO] Federal
                                 Bancorp, Inc.

                                                   2001
                                                   Annual Report

CITIZENS SOUTH BANK THE NEW NAME REFLECTS NOT ONLY A HOMETOWN APPROACH TO BANKING, BUT ALSO THE PROMISE OF WHAT WE WILL ULTIMATELY BECOME FOR OUR SHAREHOLDERS, OUR CUSTOMERS, OUR COMMUNITIES AND OURSELVES. THIS DECISION CAME AFTER CAREFUL CONSIDERATION BY GASTON FEDERAL BANK'S BOARD OF DIRECTORS. THEY HOLD A DEEP APPRECIATION OF THE 97- YEAR HISTORY OF THE BANK. WHILE THIS NAME CHANGE REPRESENTS A NEW IDENTITY FOR THE INSTITUTION, THE WORD "CITIZENS" FROM WHICH IT DRAWS ITS INSPIRATION, HAS A RICH AND DISTINGUISHED HISTORY IN OUR MARKETS. FOR US, THE NAME CITIZENS SOUTH CAPTURES THE SPIRIT OF THE COMMUNITIES WE SERVE AND REINFORCES OUR BELIEF THAT IT IS THE CITIZENS OF THOSE COMMUNITIES WHO ALWAYS COME FIRST.

TODAY, WITH THE ACQUISITION OF SALISBURY-BASED CITIZENS BANK, CITIZENS SOUTH BANK HAS GROWN TO INCLUDE NINE OFFICES IN THREE COUNTIES - GASTON, IREDELL AND ROWAN, INCLUDING SEVEN TOWNS - THREE IN GASTONIA, ONE EACH IN DALLAS, MOUNT HOLLY, STANLEY, SALISBURY, STATESVILLE AND ROCKWELL. THE ADOPTION OF A NEW NAME IS A MILESTONE IN OUR EFFORTS TO EXPAND OUR HOMETOWN APPROACH TO BANKING THROUGHOUT THE CENTRAL PIEDMONT AREA.

                               [GRAPHIC OMITTED]

                                   LOCATIONS

                     Gastonia, Mount Holly, Dallas, Stanley,
                        Salisbury, Statesville, Rockwell

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

                                                                                 At and for the years ended December 31,
(Dollars in thousands, except per share data)                           2001         2000         1999          1998          1997
-----------------------------------------------------------------------------------------------------------------------------------
Income Statement Data:
Interest income .................................................   $  16,383    $  16,834    $  15,481     $  14,411     $  12,813
Interest expense ................................................       9,771        9,685        8,132         7,276         6,920
                                                                    ---------------------------------------------------------------
Net interest income .............................................       6,612        7,149        7,349         7,135         5,893
Provision for loan losses .......................................         120           53           97           240           155
                                                                    ---------------------------------------------------------------
Net interest income after provision for loan losses .............       6,492        7,096        7,252         6,895         5,738
Noninterest income ..............................................       3,006        2,473        2,470           968           597
Noninterest expense .............................................       7,092        6,975        6,440         4,745         4,002
                                                                    ---------------------------------------------------------------
Income before income taxes ......................................       2,406        2,594        3,282         3,118         2,333
Income tax expense ..............................................         702          846        1,146         1,084           859
                                                                    ---------------------------------------------------------------
Net income ......................................................   $   1,704    $   1,748    $   2,136     $   2,034     $   1,474
                                                                    ===============================================================
Nonrecurring (income) expense, net of tax .......................         243          367         (225)         (170)            0
                                                                    ---------------------------------------------------------------
Net income, excluding nonrecurring items ........................   $   1,947    $   2,115    $   1,911     $   1,864     $   1,474
                                                                    ===============================================================
Per Share Data (1):
Basic net income ................................................   $    0.42    $    0.43    $    0.50     $      --     $      --
Diluted net income ..............................................        0.42         0.43         0.50            --            --
Basic net income, excluding nonrecurring items ..................        0.48         0.52         0.45            --            --
Diluted net income, excluding nonrecurring items ................        0.47         0.52         0.45            --            --
Cash dividends declared .........................................        0.30         0.24        0.215          0.10            --
Period-end book value ...........................................        9.89         9.42         9.05          9.34            --
Balance Sheet Data:
Total assets ....................................................   $ 447,581    $ 252,750    $ 235,742     $ 220,918     $ 173,437
Loans receivable, net ...........................................     334,321      158,820      169,931       156,222       134,530
Mortgage-backed and related securities ..........................      25,405       22,955       18,865        20,229         9,547
Investment securities ...........................................      25,946       32,822       31,334        34,023        18,652
Deposits ........................................................     353,692      167,931      158,603       148,992       134,530
Borrowings ......................................................      42,057       42,737       35,500        27,500         3,500
Stockholder's equity ............................................      41,630       39,763       38,901        41,675        21,423
Performance Ratios:
Return on average assets ........................................        0.65%        0.71%        0.93%         0.93%         0.85%
Return on average equity ........................................        4.17         4.46         5.36          6.06          7.36
Return on average assets, excluding nonrecurring items ..........        0.74         0.86         0.83          0.85          0.85
Return on average equity, excluding nonrecurring items ..........        4.76         5.39         4.79          5.56          7.36
Average interest-earning assets to average
     interest-bearing liabilities ...............................      116.08       117.85       121.23        115.10        109.93
Noninterest expense to average total assets .....................        2.70         2.85         2.80          2.16          2.32
Asset Quality Ratios:
Allowance for loan losses to total loans at the end of period ...        0.91%        0.95%        0.88%         0.90%         0.87%
Nonperforming loans to total loans ..............................        0.25         0.30         0.07          0.14          0.71
Nonperforming loans to total assets .............................        0.19         0.19         0.05          0.10          0.65
Capital Ratios:
Average equity to average total assets ..........................       15.55%       16.02%       17.36%        15.28%        11.60%
Equity to assets at period end ..................................        9.30        15.73        16.50         18.86         12.35
Dividend payout ratio (1) .......................................       31.07        41.74        44.66         22.12            --
Other Data:
Number of outstanding loans .....................................       7,534        3,801        4,412         3,647         3,217
Number of deposit accounts ......................................      25,366       15,620       14,268        13,749        13,737
Number of full service offices ..................................           9            5            4             4             4

(1) Per share data and dividend payout ratios are not presented for periods prior to the stock conversion in April 1998. Also, the Company waived dividends payable to Gaston Federal Holdings, MHC, the mutual holding company, beginning the fourth quarter of the 2000 fiscal year.

FELLOW SHAREHOLDERS

      The year 2001 presented more than its share of challenges and opportunities for our company, our industry, our economy and our nation. It is with a great deal of pleasure that we report to you that, despite these challenges, your company (along with our industry and our nation), responded remarkably and, in many ways, viewed the challenges presented as opportunities for growth, development and long-term prosperity. In fact, the outside cover of this report, illustrating the integration of Gaston Federal Bancorp, Inc. and the new Citizens South Bank, symbolizes much of the positive change associated with your company during the year. We will discuss more about that integration and its effects on the company later in this message.

      Faced with a recessionary economy and operating in a market heavily concentrated in textile manufacturing, our team maintained its focus on our performance objectives. Despite the Federal Reserve Board's aggressive action to reduce interest rates by a total of 425 basis points during the year, we were able to largely offset the resulting net interest margin compression with strong commercial loan growth and exceptional growth in noninterest income of 36.5%. We utilized the lower rate environment as an opportunity to accelerate our bank-like balance sheet restructuring plan. This was accomplished by reinvesting residential mortgage prepayments from unprecedented levels of residential mortgage refinances primarily into commercial real estate loans and home equity loans. In addition, we aggressively pursued the residential mortgage refinance market (with a mortgage banking approach) and generated record levels of noninterest fee income without the associated interest rate risk of residential portfolio lending.

      We expanded our franchise in 2001 through both de novo branching and an acquisition. In February 2001, we opened our sixth full-service banking office in Stanley, North Carolina. We are pleased with its progress thus far and believe we have attracted the personnel necessary to make it a profitable contributor in 2002.

      In July of 2001, we announced our acquisition of Salisbury-based Innes Street Financial Corporation and its 94 year old operating subsidiary, Citizens Bank. This $37.9 million cash acquisition, completed on December 31, 2001, added approximately $222 million in assets, three branch offices, and leveraged our excess capital to enable us to provide a much more acceptable return on equity. While many of the system integrations are still being implemented, the overall process has gone extremely well. We are fortunate to retain Citizens Bank's former CEO, Ronald E. Bostian, who has joined our staff as Executive Vice President and has also joined our Board of Directors. In addition, V. B. ("Burt") Brinson, Jr., a 25-year veteran of Wachovia Bank has joined our team as Executive Vice President and Chief Lending Officer. Burt brings extensive local market knowledge in Rowan and Iredell Counties and a wealth of commercial banking depth and experience.

      Gaston Federal Bancorp, Inc.'s (GBNK) share price responded positively to our acquisition announcement (up 15.8% from $13 per share pre-announcement to $15.05 at the close of business on December 31, 2001). We believe this reflects the market's recognition of the improved franchise value, capital leverage, and earnings potential of the combined entities.

      Following our acquisition announcement, management and your Board of Directors engaged professional advice on how best to brand and market Gaston Federal Bank and Citizens Bank going forward. After an exhaustive study, we determined that the most efficient and effective way to enhance customer and shareholder value was to operate both entities under one charter utilizing one common name. Again, management and your Board of Directors worked with professionals to arrive at a name that would reflect the heritage, integrity, and personality of the combined companies.

                                           We are proud to present to you ...
                                           CITIZENS SOUTH BANK
                                           A NAME THAT WE BELIEVE COMMUNICATES,
                                           IN A PROGRESSIVE MANNER, THE HERITAGE
                                           OF BOTH COMPANIES.

      Because the Innes Street/Citizens acquisition was not completed until December 31, 2001, our financial results for 2001 do not reflect any revenues derived from Innes Street during the year. However, our results do reflect many of the expenses associated with the acquisition or operating expenses incurred in preparation for the acquisition integration. For example, included in the noninterest expenses was the $259,000 in conversion and training costs of a new computer platform system necessary to seamlessly integrate the two banks' retail deposit franchises. This system will improve our customer service capabilities with greater speed, efficiency and capacity.

      Net income for the fiscal year ended December 31, 2001, totaled $1.70 million, or $0.42 per share, compared to $1.74 million, or $0.43 per share, for the fiscal year ended December 31, 2000. Recurring net income for 2001 totaled $1.95 million, or $0.48 per share, as compared to $2.12 million, or $0.52 per share, for the comparable period of 2000. Net interest income for 2001 decreased by $537,000, or 7.5%, due to the significant and rapid decreases in short-term interest rates, coupled with the abnormally high levels of low-yielding short-term liquid assets held by the Bank in anticipation of the $37.9 million cash acquisition of Innes Street. During the year, we realized an $804,000, or 36.5%, improvement in recurring noninterest income by continuing to focus on fee-generating transaction accounts and by experiencing an increase in our mortgage banking activity. We are proud to announce that the Bank increased its deposit market share in Gaston County from fourth in 2000 to second in 2001. Recurring noninterest expenses increased by $591,000, or 9.7%, due to the opening of our sixth full-service branch office in Gaston County and the increased costs associated with servicing a larger number of transaction accounts. In the coming year, we will continue to focus on community banking activities, as well as integrating the operations of our new partners in Rowan and Iredell Counties. We are confident that the improved efficiency achieved from the acquisition will provide for accelerated growth in core earnings in 2002 and beyond.

      We embark on 2002 as a larger, better positioned, more talented and more experienced company. The fruits of our 2001 labor have already exposed new and exciting opportunities never before available to us. Our management team is deeper, more experienced, and more focused as a result of our acquisition and the associated challenges of 2001. We continue to focus on a community banking philosophy of providing personalized relationship banking. We are more confident than ever that our strategy and philosophy is sound and that our franchise is becoming stronger and more valuable for you, our shareholders.

      In closing, we wish to thank our employees and Board of Directors who have given enormously of themselves this year. We welcome our new associates and Advisory Board from Rowan and Iredell Counties. TOGETHER, we make a great team!

      Thank you for your continued support. Please let us know your thoughts and suggestions.

Sincerely,


/s/ David W. Hoyle                              /s/ Kim S. Price

Senator David W. Hoyle                          Kim S. Price
Chairman, Board of Directors                    President / CEO

CONSOLIDATED STATEMENTS OF CONDITION

December 31,                                                                                           2001                 2000
-----------------------------------------------------------------------------------------------------------------------------------
Assets
Cash and due from banks ..................................................................       $   6,047,576        $   4,156,775
Interest-earning bank balances ...........................................................          14,891,738           22,552,087
                                                                                                 ----------------------------------
   Cash and cash equivalents .............................................................          20,939,314           26,708,862
Investment securities available-for-sale .................................................          25,945,953           32,822,117
Mortgage-backed and related securities available-for-sale ................................          25,405,468           22,955,311
Loans, net ...............................................................................         334,321,357          158,820,094
Premises and equipment, net ..............................................................           8,640,146            4,162,815
Accrued interest receivable ..............................................................           1,726,614            1,351,532
Federal Home Loan Bank stock .............................................................           3,892,700            2,177,300
Deferred income taxes ....................................................................              73,442              621,945
Real estate owned ........................................................................           1,469,853                   --
Core deposit intangible ..................................................................           2,447,000                   --
Goodwill .................................................................................           6,581,053                   --
Other assets .............................................................................          16,138,228            3,130,212
                                                                                                 ----------------------------------
     Total assets ........................................................................       $ 447,581,128        $ 252,750,188
                                                                                                 ==================================

Liabilities and Equity
Deposits .................................................................................       $ 353,692,314        $ 167,930,845
Advances from borrowers for taxes and insurance ..........................................             515,208              351,456
Accrued interest payable .................................................................             413,437              754,485
Advances from Federal Home Loan Bank .....................................................          40,500,000           42,500,000
Repurchase agreements ....................................................................           1,556,693              236,630
Deferred compensation ....................................................................           5,609,925              739,857
Other liabilities ........................................................................           3,663,204              473,504
                                                                                                 ----------------------------------
     Total liabilities ...................................................................         405,950,781          212,986,777
Commitments and contingencies
Stockholders' Equity
   Preferred stock, 10,000,000 shares authorized, none issued ............................                  --                   --
   Common stock, $1.00 par value, 20,000,000 shares authorized,
      issued and outstanding 4,581,034 in 2001 and in 2000 ...............................           4,581,034            4,581,034
   Additional paid-in-capital ............................................................          16,843,428           16,673,486
   Unallocated common stock held by Employee Stock Ownership Plan ........................          (1,239,831)          (1,352,543)
   Retained earnings, substantially restricted ...........................................          25,105,261           23,930,533
   Accumulated unrealized gain on securities available-for-sale, net of tax ..............           1,116,458              591,418
   Treasury stock of 371,600 and 362,100 shares at cost at 2001 and 2000 .................          (4,776,003)          (4,660,517)
                                                                                                 ----------------------------------
     Total stockholders' equity ..........................................................          41,630,347           39,763,411
                                                                                                 ----------------------------------
     Total liabilities and stockholders' equity ..........................................       $ 447,581,128        $ 252,750,188
                                                                                                 ==================================

See notes to consolidated financial statements.

                                           CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                                                         (Unaudited)
Year Ended December 31,                                                                                   2001              2000
------------------------------------------------------------------------------------------------------------------------------------
Interest Income
   Loans .....................................................................................       $ 12,251,432       $ 13,319,877
   Investment securities .....................................................................          2,696,812          2,058,080
   Mortgage-backed and related securities ....................................................          1,434,278          1,455,478
                                                                                                     -------------------------------
     Total interest income ...................................................................         16,382,522         16,833,435

Interest Expense
   Deposits ..................................................................................          7,372,689          7,296,265
   Borrowed funds ............................................................................          2,397,790          2,388,506
                                                                                                     -------------------------------
     Total interest expense ..................................................................          9,770,479          9,684,771
                                                                                                     -------------------------------
     Net interest income .....................................................................          6,612,043          7,148,664
Provision for loan losses ....................................................................            120,000             52,500
                                                                                                     -------------------------------
Net interest income after provision for loan losses ..........................................          6,492,043          7,096,164

Noninterest Income
   Fee income on deposit accounts ............................................................          1,812,370            762,255
   Fee income on loan accounts ...............................................................            459,348            340,663
   Gain on sale of securities ................................................................                 --            228,764
   Gain on sale of other assets ..............................................................                 --             41,925
   Commissions on sales of financial products ................................................            213,261            763,225
   Dividends on FHLB stock ...................................................................            146,908            163,933
   Other income ..............................................................................            374,111            171,814
                                                                                                     -------------------------------
     Total noninterest income ................................................................          3,005,998          2,472,579

Noninterest Expense
   Compensation and benefits .................................................................          3,849,821          3,724,531
   Occupancy .................................................................................            733,389            612,110
   Office supplies expense ...................................................................            199,301            183,993
   NOW account expense .......................................................................            367,008             54,225
   Loss on sale of assets ....................................................................              9,537            872,745
   Advertising ...............................................................................            182,093            189,326
   Professional services .....................................................................            222,374            242,789
   Data processing ...........................................................................            331,197            207,939
   Deposit insurance .........................................................................             32,972             34,004
   Other .....................................................................................          1,164,494            853,666
                                                                                                     -------------------------------
     Total noninterest expense ...............................................................          7,092,186          6,975,328
                                                                                                     -------------------------------
Income before income taxes ...................................................................          2,405,855          2,593,415
Provision for income taxes ...................................................................            701,730            845,780
                                                                                                     -------------------------------
Net income ...................................................................................       $  1,704,125       $  1,747,635
                                                                                                     ===============================

Earnings per Share
   Basic earnings per share ..................................................................       $       0.42       $       0.43
   Diluted earnings per share ................................................................       $       0.42       $       0.43

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                                                                                        (Unaudited)
Year Ended December 31,                                                                                 2001                2000
-----------------------------------------------------------------------------------------------------------------------------------
Net income ................................................................................         $ 1,704,125         $ 1,747,635

Other comprehensive income, net of tax:

   Unrealized gains (losses) on securities

     Cumulative effect of a change in accounting principle
       for the adoption of the provisions of SFAS No. 133 .................................                  --            (367,372)

     Unrealized holding gains arising during period, net of tax
       effect of $(292,053) and $(607,157), respectively ..................................             519,206           1,131,008

     Reclassification adjustment for losses (gains) included in net income,
       net of tax effect of $(3,281) and $82,355, respectively ............................               5,834            (146,409)
                                                                                                    -------------------------------

     Other comprehensive income ...........................................................             525,040             617,227

Comprehensive income ......................................................................         $ 2,229,165         $ 2,364,862
                                                                                                    ===============================

See notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                             Retained      Accumulated
                                                             Additional    Unallocated       Earnings       Unrealized
                                 Preferred      Common        Paid-In      Common Stock    Substantially  Gains (Losses),
                                   Stock        Stock         Capital      Held by ESOP     Restricted      net of tax
-------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999 ...   $     --   $  4,581,034   $ 16,662,215   $ (1,465,255)   $ 22,912,405    $    (25,809)

Comprehensive results
(unaudited):

  Net income .................         --             --             --             --       1,747,635              --

  Other comprehensive results,
    net of tax ...............         --             --             --             --              --         617,227

Allocation from shares
  purchased with loan to ESOP          --             --         11,271        112,712              --              --

Cash dividends declared on
  common stock ...............         --             --             --             --        (729,507)             --

Repurchase of common stock ...         --             --             --             --              --              --
                                 ----------------------------------------------------------------------------------------

Balance, December 31, 2000 ...         --      4,581,034     16,673,486     (1,352,543)     23,930,533         591,418

Comprehensive results:

  Net income .................         --             --             --             --       1,704,125              --

  Other comprehensive results,
    net of tax ...............         --             --             --             --              --         525,040

Allocation from shares
  purchased with loan to ESOP          --             --        169,942        112,712              --              --

Cash dividends declared on
  common stock ...............         --             --             --             --        (529,397)             --

Repurchase of common stock ...         --             --             --             --              --              --
                                 ----------------------------------------------------------------------------------------

Balance, December 31, 2001 ...   $     --   $  4,581,034   $ 16,843,428   $ (1,239,831)   $ 25,105,261    $  1,116,458
                                 ========================================================================================


                                                     Total
                                   Treasury       Stockholders'
                                     Stock           Equity
--------------------------------------------------------------
Balance, December 31, 1999 ...   $ (3,763,267)   $ 38,901,323

Comprehensive results
(unaudited):

  Net income .................             --       1,747,635

  Other comprehensive results,
    net of tax ...............             --         617,227

Allocation from shares
  purchased with loan to ESOP              --         123,983

Cash dividends declared on
  common stock ...............             --        (729,507)

Repurchase of common stock ...       (897,250)       (897,250)
                                 ----------------------------

Balance, December 31, 2000 ...     (4,660,517)     39,763,411

Comprehensive results:

  Net income .................             --       1,704,125

  Other comprehensive results,
    net of tax ...............             --         525,040

Allocation from shares
  purchased with loan to ESOP              --         282,654

Cash dividends declared on
  common stock ...............             --        (529,397)

Repurchase of common stock ...       (115,486)       (115,486)
                                 ----------------------------

Balance, December 31, 2001 ...   $ (4,776,003)   $ 41,630,347
                                 ============================

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                                        (Unaudited)
Year Ended December 31,                                                                                  2001               2000
-----------------------------------------------------------------------------------------------------------------------------------
Operating Activities
   Net income ................................................................................      $  1,704,125       $  1,747,635
   Adjustments to reconcile net income to net cash provided by operating activities
     Provision for loan losses ...............................................................           120,000             52,500
     Depreciation ............................................................................           359,971            385,965
     Deferred income tax (benefit) ...........................................................           (46,000)          (112,100)
     (Gain) loss on sale of investments available-for-sale ...................................             9,115           (228,764)
     (Gain) loss on sale of other assets .....................................................               422            (41,925)
     Loss on sale of loans ...................................................................                --            872,745
     Deferred loan origination fees ..........................................................          (228,188)             2,733
     Allocation of shares to the ESOP ........................................................           282,654            124,011
     (Increase) decrease in interest receivable ..............................................           394,864           (327,332)
     Net (increase) decrease in other operating assets .......................................        (1,041,213)        (1,448,300)
                                                                                                    -------------------------------
        Net cash provided by operating activities ............................................         1,555,750          1,027,168

Investing Activities
Net (increase) in loans made to customers ....................................................        (4,865,741)        (7,949,710)
Proceeds from the sale of loans ..............................................................                --         18,168,538
Proceeds from the sale of premises and equipment .............................................           196,131             10,000
Proceeds from the sale of investments available-for-sale .....................................                --          5,256,594
Proceeds from the sale of mortgage-backed and related securities .............................         1,256,834            594,581
Maturities and prepayments of investment securities ..........................................        12,821,204          2,341,686
Maturities and prepayments of mortgage-backed and related securities .........................         7,899,220          3,403,113
Purchases of investment securities ...........................................................        (5,420,000)        (8,100,000)
Purchases of mortgage-backed and related securities ..........................................        (9,041,182)        (8,087,856)
Purchases of FHLB stock ......................................................................                --           (402,300)
Acquisition of Innes Street Financial, net of cash acquired ..................................       (19,174,273)                --
Purchases of premises and equipment ..........................................................        (1,244,290)        (1,628,035)
                                                                                                    -------------------------------
        Net cash provided by (used for) investing activities .................................       (17,572,097)         3,606,611

Financing Activities
Net increase in deposits .....................................................................        10,411,725          9,328,038
Dividends to stockholders ....................................................................          (529,397)          (729,507)
Repurchase of common stock ...................................................................          (115,486)          (897,250)
Advances from  FHLB ..........................................................................         5,000,000         10,000,000
Repayments of advances from FHLB .............................................................        (5,679,941)        (3,000,000)
Increase in repurchase agreements ............................................................         1,320,063            236,630
(Decrease) in advances from borrowers for insurance and taxes ................................          (160,165)           (60,161)
                                                                                                    -------------------------------
        Net cash provided by financing activities ............................................        10,246,799         14,877,750

Net increase (decrease) in cash and cash equivalents .........................................        (5,769,548)        19,511,529
Cash and cash equivalents at the beginning of the year .......................................        26,708,862          7,197,333
                                                                                                    -------------------------------
Cash and cash equivalents at the end of the year .............................................      $ 20,939,314       $ 26,708,862
                                                                                                    ===============================

See notes to consolidated financial statements.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Gaston Federal Bancorp, Inc. (the Company) is a stock holding company whose activities are primarily limited to holding the stock of Gaston Federal Bank (the Bank). The Bank is a community-oriented federal stock savings bank engaged primarily in the business of offering deposits to customers through its branch offices and investing those deposits, together with funds generated from operations and borrowings, in residential, commercial and consumer loans. The Bank's wholly-owned subsidiary, Gaston Financial Services, Inc. (doing business as Gaston Federal Investment Services) acts as an independent agent selling various financial products. Gaston Federal Holdings, MHC, a federal mutual holding company, owns 58% of the Company's outstanding shares of common stock.

      On December 31, 2001, the Company completed its acquisition of Innes Street Financial Corporation and its wholly-owned subsidiary, Citizens Bank, Inc. As part of the acquisition, Innes Street's stockholders received $18.50 per share for each of Innes Street's common stock issued and outstanding. The aggregate purchase price for the transaction was approximately $38 million. The transaction was accounted for using the purchase method. See Note 2 for additional information. Subsequent to the merger, the banking entity will be named Citizens South Bank. Also, subsequent to the merger, the Bank's wholly-owned subsidiary will be known as Citizens South Financial Services, Inc. (doing business as Citizens South Investment Services).

      The accounting and reporting policies of Gaston Federal Bancorp, Inc. and its subsidiaries follow accounting principles generally accepted in the United States of America and policies within the financial services industry. The following is a summary of the more significant policies.

Principles of Consolidation

The consolidated financial statements include the accounts of Gaston Federal Bancorp, Inc., its wholly-owned subsidiary, Gaston Federal Bank, and the Bank's wholly-owned subsidiary, Gaston Financial Services, Inc. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers cash on hand, cash due from banks, which are maintained in financial institutions, and interest-earning deposits, which are maintained with the Federal Home Loan Bank (FHLB), as cash and cash equivalents.

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

      The Company has no securities classified as held-to-maturity.

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

Concentrations of Credit Risk

The Company makes loans to individuals and small businesses primarily in Gaston, Rowan and Iredell Counties, North Carolina, and surrounding counties. The Company has a diversified loan portfolio, and the borrowers' ability to repay their loans is not dependent upon any specific economic segment.

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

Other Real Estate Owned

Other real estate owned is comprised of real estate properties acquired in partial or total satisfaction of problem loans. The properties are recorded at the lower of cost or fair value less estimated costs to sell at the date acquired. Losses arising at the time of acquisition of such properties are charged against the allowance for loan losses. Subsequent write-downs that may be required to the carrying value of these properties are charged to noninterest expenses. Gains and losses realized from the sale of other real estate owned are included in noninterest income.

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

Comprehensive Income

SFAS No. 130, "Reporting Comprehensive Income", establishes standards for the reporting and display of comprehensive income and its components in financial statements. SFAS No. 130 defines comprehensive income as net income, as currently reported, as well as unrealized gains and losses on assets available for sale and certain other items not currently included in the income statement. The disclosure requirements of SFAS No. 130 have been included in the Consolidated Statements of Comprehensive Income.

Operating Segments

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", establishes standards for the way public business enterprises report information about operating segments. This statement also establishes standards for related disclosures about products, services, geographic areas and major customers. In adopting SFAS No. 131, the Company has determined that, using the definitions contained in the statement, all of its activities constitute only one reportable operating segment.

Accounting for Derivatives

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137 and SFAS No. 138, establishes accounting and reporting requirements for derivative instruments, including derivative instruments embedded in other contracts. The Company adopted the provisions of this statement effective October 1, 2000. In connection with the adoption of the provisions of SFAS No. 133, the Company transferred all securities previously designated as held-to-maturity at September 30, 2000, into the available-for-sale category. The transfer was accounted for at the fair values of the securities at September 30, 2000. The effect of the transfer was to decrease carrying values of these securities by approximately $603,000 and increase the deferred tax assets by approximately $236,000. The unrealized holding loss on the transferred securities, net of tax, of approximately $367,000 is reported in accumulated other comprehensive income as the cumulative effect of an accounting change.

Business Combinations

SFAS No. 141, "Business Combinations", establishes standards for the financial accounting and reporting for business com- binations and supersedes APB Opinion No. 16, "Business Combinations", and FASB Statement No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises". The provisions of this statement apply to business combinations initiated after June 30, 2001. All business combinations are to be accounted for using the purchase method. The reporting and disclosure requirements of SFAS No. 141 have been included in the financial statements.

Impact of Recently Issued Accounting Standards

SFAS No. 142, "Goodwill and Other Intangible Assets", was issued in June 2001 and establishes standards for the financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets". It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. SFAS No. 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Under SFAS No. 142, goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives, but without the constraint of the 40-year maximum life required by SFAS No. 142. The provisions of SFAS No. 142 are required to be applied starting with fiscal years beginning after December 15, 2001. The Company expects to adopt the provisions of SFAS No. 142 effective January 1, 2002. The Company is in the process of determining the impact the adoption of the provisions of SFAS No. 142 will have on financial position and results of operations.

      SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets", was issued in August 2001 and supersedes SFAS No. 121. SFAS No. 144 establishes standards for the financial accounting and reporting requirements for the impairment or disposal of long-lived assets. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company expects that adopting the provisions of SFAS No. 144 will not have a material impact on the consolidated financial statements of the Company.

NOTE 2 - BUSINESS COMBINATION

On December 31, 2001, the Company acquired 100% of the outstanding shares of common stock of Innes Street Financial Corporation and its wholly owned subsidiary, Citizens Bank. Accordingly, the results of operations of Innes Street Financial Corporation have not been included in the consolidated financial statements of the Company since the acquisition occurred at the close of business, December 31, 2001.

      As part of the acquisition, Innes Street's stockholders received $18.50 per share for each share of Innes Street's common stock issued and outstanding. The aggregate purchase price for the transaction was approximately $38 million.

      Innes Street Financial Corporation and its subsidiary have served the Salisbury, North Carolina, area for over ninety years by providing this community and surrounding counties with general banking services. As a result of the acquisition, the Company will expand its market reach and provide its banking products in new markets in North Carolina that it had previously not been servicing. The Company also expects to reduce costs through economies of scale.

      The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

December 31,                                                             2001
--------------------------------------------------------------------------------
Cash and cash equivalents ..............................            $  6,793,000
Investment securities ..................................               2,600,000
Loans, net .............................................             170,527,000
Premises and equipment .................................               3,801,000
Intangible assets ......................................               2,872,000
Goodwill ...............................................               6,581,000
Other assets ...........................................              28,616,000
                                                                    ------------
    Total assets acquired ..............................             221,790,000

Deposits ...............................................             175,350,000
Other liabilities ......................................               8,503,000
                                                                    ------------
    Total liabilities assumed ..........................             183,853,000
                                                                    ------------
Net assets acquired ....................................            $ 37,937,000
                                                                    ============

      Of the $2,872,000 of intangible assets, $2,447,000 was assigned to core deposit premium, which is being amortized over a 7-year life on an accelerated basis. The remaining intangibles relate to mortgage servicing rights. Goodwill of $6,581,000 represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed, none of which is deductible for income tax purposes.

      The following summarizes the results of operations as though the acquisition of Innes Street Financial Corporation had occurred at the beginning of each period.

Year Ended December 31,                              2001               2000
--------------------------------------------------------------------------------

Interest income ............................     $ 29,872,000      $ 29,287,000
Interest expense ...........................      (18,106,000)      (16,948,000)
                                                 ------------------------------
Net interest income ........................       11,766,000        12,339,000
Provision for loan losses ..................         (146,000)          (53,000)
                                                 ------------------------------
    Net interest income after provision ....       11,620,000        12,286,000
Noninterest income .........................        3,143,000         2,832,000
Noninterest expense ........................      (10,531,000)      (10,760,000)
                                                 ------------------------------
Income before income taxes .................        4,232,000         4,358,000
Provision for income taxes .................       (1,431,000)       (1,511,000)
                                                 ------------------------------
Net income .................................     $  2,801,000      $  2,847,000
                                                 ==============================
Basic earnings per share ...................     $       0.69      $       0.70
Diluted earnings per share .................     $       0.68      $       0.70

NOTE 3 - INVESTMENT SECURITIES

The aggregate book and fair values, as well as gross unrealized gains and losses, of investment securities as of December 31 were as follows:

                                                                            Book         Unrealized      Unrealized         Fair
December 31, 2001                                                           Value           Gains          Losses           Value
------------------------------------------------------------------------------------------------------------------------------------
Investment Securities Available-for-sale:
U.S. Treasury and other agencies ..................................     $11,901,559     $   202,013     $        --      $12,103,572
Municipals ........................................................       6,205,365          44,441        (137,541)       6,112,265
FHLMC stock .......................................................          19,200       1,258,752              --        1,277,952
Corporate bonds ...................................................       4,020,137         141,198              --        4,161,335
Other equity securities ...........................................       2,247,838         108,010         (65,019)       2,290,829
                                                                        ------------------------------------------------------------
Total available-for-sale ..........................................     $24,394,099     $ 1,754,414     $  (202,560)     $25,945,953
                                                                        ============================================================

Mortgage-backed and Related Securities Available-for-sale:
FNMA ..............................................................     $ 3,367,936     $    42,568     $        --      $ 3,410,504
GNMA ..............................................................      11,041,992         101,284          (4,430)      11,138,846
SBA's .............................................................       2,102,705              --         (18,296)       2,084,409
FHLMC .............................................................       8,735,995          52,810         (17,096)       8,771,709
                                                                        ------------------------------------------------------------
Total mortgage-backed and related securities ......................     $25,248,628     $   196,662     $   (39,822)     $25,405,468
                                                                        ============================================================

                                                                            Book         Unrealized      Unrealized         Fair
December 31, 2000                                                           Value           Gains          Losses           Value
------------------------------------------------------------------------------------------------------------------------------------
Investment Securities Available-for-sale:
U.S. Treasury and other agencies ..................................     $22,203,716     $        --     $   (92,068)     $22,111,648
Municipals ........................................................       6,216,367              --        (179,225)       6,037,142
Corporate bonds ...................................................       3,001,313          37,259              --        3,038,572
FHLMC stock .......................................................          19,200       1,303,200              --        1,322,400
Other equity securities ...........................................         242,917          69,438              --          312,355
                                                                        ------------------------------------------------------------
Total available-for-sale ..........................................     $31,683,513     $ 1,409,897     $  (271,293)     $32,822,117
                                                                        ============================================================

Mortgage-backed and Related Securities Available-for-sale:
FHLMC .............................................................     $ 5,240,948     $        --     $   (43,747)     $ 5,197,201
FNMA ..............................................................       2,829,225              --         (37,214)       2,792,011
GNMA ..............................................................      11,230,765              --         (67,393)      11,163,372
SBA's .............................................................       3,904,657              --        (101,930)       3,802,727
                                                                        ------------------------------------------------------------
Total mortgage-backed and related securities ......................     $23,205,595     $        --     $  (250,284)     $22,955,311
                                                                        ============================================================

      The book value and estimated fair value of debt securities at December 31, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                         Book            Fair
December 31, 2001                                        Value           Value
--------------------------------------------------------------------------------

Available-for-sale:
Due in one year or less ..........................    $ 2,068,194    $ 3,328,793
Due after one year through five years ............      9,341,118      9,633,130
Due after five years through ten years ...........      8,281,037      8,348,041
Due after ten years ..............................      2,455,912      2,345,160
Equities .........................................      2,247,838      2,290,829
                                                      --------------------------
                                                      $24,394,099    $25,945,953
                                                      ==========================
Mortgage-backed and related securities ...........    $25,248,628    $25,405,468
                                                      ==========================

      Gross realized gains on the sale of securities available for sale were $0 and $228,764 for the years ended December 31, 2001 and 2000, respectively. Gross realized losses on the sale of securities available for sale were $9,115 and $0 for the years ended December 31, 2001 and 2000, respectively. After-tax net gains (losses) on the sale of securities were $(5,834) and $146,409 for the years ended December 31, 2001 and 2000, respectively.

      Investment securities having a carrying amount of approximately $11,292,466 have been pledged as collateral to secure public deposits at December 31, 2001. Investment securities having a carrying amount of $2,500,000 have been pledged as collateral for repurchase agreements at December 31, 2001.

NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES

The following is a summary of loans outstanding by category:

Year Ended December 31                               2001               2000
--------------------------------------------------------------------------------
Real estate:
    One-to-four family residential ............  $196,571,503      $109,907,058
    Multi-family residential ..................     8,696,209         2,002,604
    Commercial mortgage .......................    21,745,219         5,381,428
    Construction ..............................    16,525,140         9,596,605
    Land ......................................     6,798,302           809,020
Commercial ....................................    27,622,027        19,568,881
Consumer ......................................    64,882,124        18,183,788
                                                 ------------------------------
Gross loans ...................................   342,840,524       165,449,384

Less:
    Loans in process ..........................     5,305,894         4,757,589
    Deferred loan fees, net ...................        77,215           305,403
    Allowance for loan losses .................     3,136,058         1,566,298
                                                 ------------------------------
Net loans .....................................  $334,321,357      $158,820,094
                                                 ==============================

      The Company evaluates impairment of its residential mortgage and consumer loans on a collective basis. Commercial loans individually evaluated and considered impaired under SFAS No. 114 at December 31, 2001 and 2000 were immaterial.

      Changes in the allowance for loan losses for the years ended December 31, 2001 and 2000 were as follows:

Year Ended December 31                                   2001            2000
-------------------------------------------------------------------------------
Balance at beginning of year ...................    $ 1,566,298     $ 1,516,905
Reserve acquired in acquisition ................      1,553,099              --
Provision for loan losses ......................        120,000          52,500
Recoveries on loans previously charged off .....            943             732
Loans charged off ..............................       (104,282)         (3,839)
                                                    ---------------------------
Balance at end of year .........................    $ 3,136,058     $ 1,566,298
                                                    ===========================

      Directors, executive officers and associates of such persons were customers of and had transactions with the Bank in the ordinary course of business. Included in such transactions are outstanding loans and commitments, all of which were made under normal credit terms and did not involve more than normal risk of collection. The aggregate amount of these loans $2,542,000 and $2,831,000 at December 31, 2001 and 2000, respectively. During the year ended December 31, 2001, new loans of $982,000 were made and payments totaled $1,271,000. During the year ended December 31, 2000, new loans of $666,500 were made and payments totaled $647,349.

      As part of the Bank's interest rate risk management, in November 2000, the Bank sold 157 fixed-rate mortgage loans with a book value of $18,202,227 with servicing released. These fixed-rate mortgage loans had a weighted average coupon of 6.3% and a weighted average maturity of 153 months. The Company recognized a pre-tax loss of $872,745 on this sale.

      The Bank held no loans for sale at December 31, 2001 and 2000.

NOTE 5 - PREMISES AND EQUIPMENT

Premises and equipment at December 31 are summarized as follows:

Year Ended December 31                                 2001              2000
--------------------------------------------------------------------------------
Land .......................................       $ 2,851,955       $ 1,154,353
Buildings ..................................         5,637,149         3,105,629
Land improvements ..........................           110,715           110,715
Furniture and equipment ....................         2,911,165         2,302,985
                                                   -----------------------------
                                                    11,510,984         6,673,682
Less: accumulated depreciation .............         2,870,838         2,510,867
                                                   -----------------------------
                                                   $ 8,640,146       $ 4,162,815
                                                   =============================

NOTE 6 - DEPOSITS

Deposit balances, interest expense and average rates paid for the years ended December 31, 2001 and 2000 are summarized as follows:

                                                               2001                                     2000
                                             Actual          Interest      Average      Actual        Interest       Average
December 31,                                 Balance         Expense        Rate        Balance       Expense         Rate
---------------------------------------------------------------------------------------------------------------------------
Noninterest bearing ..................   $  7,952,755   $         --         --      $  7,096,258   $         --        --

Interest bearing checking ............     25,329,824        186,098        1.2%       14,562,151        231,260       1.7%

Money market deposit .................     29,489,123        459,947        2.7%       14,689,852        489,023       3.5%

Savings ..............................     44,011,250        398,268        2.1%       17,922,242        636,134       3.0%

Certificates of deposits .............    246,909,362      6,328,376        5.4%      113,660,342      5,939,848       5.6%
                                         ----------------------------------------------------------------------------------
                                         $353,692,314   $  7,372,689        4.2%     $167,930,845   $  7,296,265       4.7%
                                         ==================================================================================

Contractual maturities of certificates of deposits as of December 31, 2001 are as follows:

Under 1 year .................................................    $ 221,439,430
1 to 2 years .................................................       20,096,176
2 to 3 years .................................................        5,194,589
3 to 4 years .................................................          179,167
                                                                  -------------
 .............................................................    $ 246,909,362
                                                                  =============

      Certificates of deposit in excess of $100,000 totaled $51,043,952 and $24,926,202 at December 31, 2001 and 2000, respectively, and may not be fully insured by the FDIC. Interest paid on deposits and other borrowings was $10,167,219 for the year ended December 31, 2001 and $8,921,888 for the year ended December 31, 2000.

      Directors, executive officers and associates of such persons were customers of and had transactions with the Bank in the ordinary course of business. Included in such transactions are deposit accounts, all of which were made under normal terms. The aggregate amount of these deposit accounts was $1,693,000 and $1,613,000 at December 31, 2001 and 2000, respectively.

      The deposits of the Bank are insured by the Savings Association Insurance Fund (SAIF), one of two funds administered by the FDIC. The Bank's annual SAIF premium rates were $.0204 per $100 of deposits for the years ended December 31, 2001 and 2000.

NOTE 7 - ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank of Atlanta are pursuant to lines of credit and are collateralized by a lien on qualifying first mortgage loans in an amount necessary to satisfy outstanding indebtedness plus accrued interest. Advances had interest rates ranging from 3.59% to 6.60% at December 31, 2001 and 4.69% to 6.60% at December 31, 2000. The total amount available on the line of credit is 20% of total assets of the Bank. The unused portion of the line of credit available to the Company at December 31, 2001 was approximately $49,000,000.

      Maturities of advances at December 31 are as follows:

                                                    2001                2000
--------------------------------------------------------------------------------
Advances from FHLB due:
Less than 1 year ...........................   $         --        $         --
1 to 2 years ...............................      6,500,000                  --
2 to 3 years ...............................      5,000,000           6,500,000
3 to 4 years ...............................      7,000,000           7,000,000
4 to 5 years ...............................             --           7,000,000
5 to 10 years ..............................     22,000,000          22,000,000
After 10 years .............................             --                  --
                                               --------------------------------
 ...........................................   $ 40,500,000        $ 42,500,000
                                               ================================

      Interest rates on certain convertible advances may be reset on certain dates at the option of the Federal Home Loan Bank in accordance with the terms of the note. The Bank has the option of repaying the outstanding advance or converting the interest rate from a fixed rate to a floating rate at the time the advance is called by the Federal Home Loan Bank. The Bank currently has one $5.0 million advance that will become callable quarterly beginning January 2002 until it matures in January 2005. The Bank also has six other advances that have a one-time call option. Interest rates on $2.0 million may reset in 2002, $8.0 million may reset in 2003, $8.0 million may reset in 2004 and $5.0 million may reset in 2005.

NOTE 8 - INCOME TAXES

The provision for income taxes is summarized below:

Year Ended December 31                                                                                  2001               2000
----------------------------------------------------------------------------------------------------------------------------------
Currently payable
    Federal ..................................................................................     $    734,730       $    869,480
    State ....................................................................................           13,000             88,400
                                                                                                   -------------------------------
                                                                                                        747,730            957,880
Deferred
    Federal ..................................................................................          (37,000)           (71,400)
    State ....................................................................................           (9,000)           (40,700)
                                                                                                   -------------------------------
                                                                                                        (46,000)          (112,100)
                                                                                                   -------------------------------
    Total income taxes .......................................................................     $    701,730       $    845,780
                                                                                                   ===============================

      The reasons for the difference between consolidated income tax expense and the amount computed by applying the statutory federal income tax rate of 34% to income before income taxes were as follows:

Year Ended December 31                                                                                  2001               2000
----------------------------------------------------------------------------------------------------------------------------------
Federal income taxes at statutory rate .......................................................     $    818,000       $    882,000
State income taxes, net of federal benefit ...................................................           (2,000)            32,000
Effect of federal tax exempt interest ........................................................          (91,000)           (97,000)
Other ........................................................................................          (23,270)            28,780
                                                                                                   -------------------------------
                                                                                                   $    701,730       $    845,780
                                                                                                   ===============================
Effective tax rate ...........................................................................             29.2%              32.6%
                                                                                                   ===============================

      Income taxes payable (receivable) are included in other liabilities and were $(551,338) and $60,000 at December 31, 2001 and 2000, respectively. Income taxes paid for the years ended December 31, 2001 and 2000 were $936,000 and $1,017,000 respectively.

      The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31 are as follows:

Year Ended December 31                                                                                  2001               2000
----------------------------------------------------------------------------------------------------------------------------------
Deferred tax assets
    Deferred compensation ....................................................................     $  1,436,944       $    289,432
    Allowance for loan losses ................................................................        1,261,435            451,806
    Excess carrying value of liabilities assumed for financial
      reporting purposes over tax basis ......................................................          513,000                 --
    Other ....................................................................................           95,455            246,163
                                                                                                   -------------------------------
Gross deferred tax assets ....................................................................        3,306,834            987,401
Deferred tax liabilities
    Excess carrying value of assets acquired for financial
      reporting purposes over tax basis ......................................................        2,011,294                 --
    Deferred loan fees .......................................................................          299,001                 --
    Unrealized gain on securities
      Available-for-sale .....................................................................          683,202            365,456
    Other ....................................................................................          239,895                 --
                                                                                                   -------------------------------
Gross deferred tax liabilities ...............................................................        3,233,392            365,456
                                                                                                   -------------------------------
Net deferred tax asset .......................................................................     $     73,442       $    621,945
                                                                                                   ===============================

      The Company, in accordance with SFAS No. 109, did not record a deferred tax liability of approximately $3,140,000 as of December 31, 2001 related to the cumulative special bad debt deduction for savings and loan associations recognized for income tax reporting prior to September 30, 1988, the Bank's base year.

      Management believes that the Company will fully realize deferred tax assets based on future taxable temporary differences, refundable income taxes from carryback years and current levels of operating income.

NOTE 9 - COMMITMENTS TO EXTEND CREDIT

Commitments to extend credit are agreements to lend as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Commitments to extend credit as of December 31 are as follows:

                                                      2001               2000
--------------------------------------------------------------------------------
Mortgage loan commitments ................        $ 2,198,430        $   368,000
Commercial loan commitments ..............          6,314,773          3,905,000
Consumer loan commitments ................            251,000             68,000
Unused lines of credit
    Commercial ...........................         12,275,000         11,078,000
    Consumer .............................         41,211,000         20,437,000

      Mortgage loan commitments at December 31, 2001 are at fixed rates ranging from 5.25% to 6.375%. Commercial loan commitments either have fixed rates ranging from 4.75% to 8.00% or variable rates ranging from the Bank's prime rate (4.75% at December 31, 2001) plus 0% to 1%. Commitment periods are typically 60 days.

NOTE 10 - REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Under the capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain commitments as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements.

      The Bank is required to maintain: tangible capital of at least 1.5% of adjusted total assets; core capital of at least 4.0% of adjusted total assets; and total capital of at least 8.0% of risk weighted assets. At December 31, 2001, the Bank's tangible capital and core capital were both $26,922,000 or 6.17% of tangible assets, and total capital was $30,616,000 or 10.25% of risk-weighted assets. The Company's primary regulator, the Office of Thrift Supervision, informed the Bank that it was in the well-capitalized category as of the most recent regulatory examination, and management is not aware of any events that have occurred since that would have changed its classification.

                                                                                                                    To Be Well
                                                                                                                 Capitalized Under
                                                                                           For Capital           Prompt Corrective
                                                                      Actual            Adequacy Purposes        Action Provisions
(dollars in thousands)                                         Amount       Ratio       Amount       Ratio      Amount        Ratio
------------------------------------------------------------------------------------------------------------------------------------
As of December 31, 2001
    Total risk-based capital
       (to risk-weighted assets) ........................     $30,616       10.25%     $23,892        8.00%     $29,865       10.00%
    Tier 1 capital
       (to risk-weighted assets) ........................      26,922        9.01%      11,946        4.00%      17,919        6.00%
    Tier 1 capital
       (to adjusted total assets) .......................      26,922        6.17%      17,440        4.00%      21,800        5.00%
    Tangible capital
       (to adjusted total assets) .......................      26,922        6.17%       6,540        1.50%      13,080        3.00%

As of December 31, 2000
    Total risk-based capital
       (to risk-weighted assets) ........................     $38,069       25.48%     $11,952        8.00%     $14,940       10.00%
    Tier 1 capital
       (to risk-weighted assets) ........................      35,917       24.04%       5,976        4.00%       8,964        6.00%
    Tier 1 capital
       (to adjusted total assets) .......................      35,917       14.29%      10,078        4.00%      12,598        5.00%
    Tangible capital
       (to adjusted total assets) .......................      35,917       14.29%       3,779        1.50%       7,559        3.00%

NOTE 11 - EMPLOYEE BENEFIT PLANS

The Bank provides supplemental benefits to substantially all employees through a 401(k) savings plan. Eligible participants may contribute up to 15% of base salary, with the Bank providing matching contributions of 50% of employee contributions up to 6% of compensation. The plan also provides for discretionary employer contributions. Total expense relating to this plan was $62,314 for the year ended December 31, 2001 and $141,357 for the year ended December 31, 2000.

      The Bank also maintains non-qualified deferred compensation and/or supplemental retirement plans for certain of its directors. During 2001, the Bank added a similar plan for certain executive employees. Total expense for the plans was $300,199 for the year ended December 31, 2001 and $86,470 for the year ended December 31, 2000.

      Citizens Bank maintained non-qualified deferred compensation plans for key employees and directors: a diversified and a non-diversified plan. These plans have been adopted by Gaston Federal Bank. The eligible employees may defer a portion of their compensation and the directors may defer a portion of their directors' fees. The deferred assets are maintained in rabbi trusts, which are included in Other Assets of the Company. The deferred compensation amounts directed to the diversified plans are included in Other Liabilities in the consolidated balance sheets. The assets are accounted for at market value in accordance with FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities", with the resulting gains or losses in value recorded as an adjustment to the fair value of the deferred compensation obligation.

      On July 1, 2000, the Company terminated its participation in the Financial Institutions Retirement Fund, a multi-employer, qualified, noncontributory defined benefit pension plan that covered substantially all employees of the Bank meeting certain age and service requirements. As a result of the termination, plan participants who had accumulated a balance in the plan of less than $3,500 or who were 55 years of age or greater on the termination date received a lump sum payment equal to their balance accumulated in the plan. The balances of those plan participants who had accumulated an amount of $3,500 or greater in the plan and who were less than 55 years of age on the termination date remain in the plan until those participants reach the age of 55 years.

      The plan requires employers to fund amounts necessary to meet minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Total expense relating to this plan was $80,919 in the year ended December 31, 2000, recognized prior to the termination of the plan on July 1, 2000. Separate Company information relating to the Bank is not available.

1999 Stock Option Plan

On April 12, 1999, the Company's shareholders also approved the Gaston Federal Bank 1999 Stock Option Plan that provided the issuance of 211,335 options for certain directors and officers to purchase the Company's common stock. The Company applies the provisions of Accounting Principles Board Opinion No. 25 in accounting for the plan and accordingly, no compensation expense has been recognized in connection with the granting of the stock options. In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation", the Company adopted the disclosure-only option and elected to apply the provisions of APB No. 25 for financial statement purposes.

      Had the compensation cost for the Company's stock option plan been determined in accordance with the fair-value accounting provisions of SFAS No. 123, net income, basic earnings per share and diluted earnings per share would have been as follows:

Year Ended December 31                                   2001            2000
--------------------------------------------------------------------------------
Net income:
    As reported ................................     $ 1,704,125     $ 1,747,635
    Pro forma ..................................     $ 1,600,118     $ 1,554,948
Basic earnings per share:
    As reported ................................     $      0.42     $      0.43
    Pro forma ..................................     $      0.39     $      0.38
Diluted earnings per share:
    As reported ................................     $      0.42     $      0.43
    Pro forma ..................................     $      0.39     $      0.38

      The following is a summary of stock option activity and related information for the year ended December 31, 2001, the three month period ended December 31, 2000 and the year ended September 30, 2000.

                                                                                        2001                      2000
                                                                                          Weighted Avg.             Weighted Avg.
Year Ended December 31                                                           Options  Exercise Price   Options  Exercise Price
----------------------------------------------------------------------------------------------------------------------------------
Outstanding-beginning of period ............................................    $ 191,748    $   12.05    $ 200,069     $   12.05
  Granted ..................................................................           --           --        2,500         12.00
  Exercised ................................................................           --           --           --            --
  Forfeited ................................................................           --           --      (10,821)        12.00
                                                                                --------------------------------------------------
Outstanding-end of period ..................................................      191,748    $   12.05      191,748     $   12.05
                                                                                ==================================================
Exercisable-end of period ..................................................      134,448    $   12.03      107,299     $   12.02
                                                                                ==================================================
Weighted average fair value of options granted during the period ...........    $       0                 $    3.53
                                                                                ==================================================

      Exercise prices for options outstanding as of December 31, 2001 and December 31, 2000 ranged from $12.00 to $13.00. The weighted average remaining contractual life of those options is approximately three years at December 31, 2001 and approximately four years at December 31, 2000.

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for the years ended December 31, 2001 and 2000: dividend yield of 2.08%; expected volatility of 22%; a risk-free interest rate of 6.00%; and expected lives of 7 years for the options.

Employee Stock Ownership Plan

The Bank has established an Employee Stock Ownership Plan (ESOP) which is a tax-qualified retirement plan designed to invest primarily in the Company's common stock. All full-time employees of the Bank who have completed one year of service with the Bank will be eligible to participate in the ESOP. The ESOP utilized funds borrowed from the Company totaling $1,690,680, to purchase approximately 8%, or 169,068 shares of the Company's common stock issued in the conversion. The loan to the ESOP will be primarily repaid with contributions from the Bank to the ESOP over a period not to exceed 15 years. Under the terms of the ESOP, the Bank makes contributions to the ESOP sufficient to cover all payments of principal and interest as they become due. The loan had an outstanding balance of $1,239,831 with an interest rate of 4.75% and $1,352,543 with an interest rate of 9.50% at December 31, 2001 and 2000, respectively. The interest rate on the loan is based on the Bank's prime rate.

      Shares purchased with the loan proceeds are held in a suspense account by the trustee of the plan for future allocation among participants as the loan is repaid. Contributions to the ESOP and shares released from the suspense account are allocated among participants on the basis of compensation as described in the plan. The number of shares released to participants will be determined based upon the percentage of principal and interest payments made during the year divided by the total remaining principal and interest payments including the current year's payment. Participants will vest in the shares allocated to their respective accounts over a period not to exceed 5 years. Any forfeited shares are allocated to the then remaining participants in the same proportion as contributions. As of December 31, 2001, 56,796 shares have been allocated to participants and 112,272 shares remain unallocated. The fair value of the unallocated shares was $1,684,080 at December 31, 2001. The Company recognizes compensation expense attributable to the ESOP ratably over the fiscal year based upon the estimated number of ESOP shares to be allocated each December 31st. The Company recognized $315,000 and $214,661 as compensation expense in the years ended December 31, 2001, and 2000 respectively.

      The trustee for the ESOP must vote all allocated shares held in the ESOP trust in accordance with the instructions of the participants. Unallocated shares held by the ESOP trust are voted by the trustee in a manner calculated to most accurately reflect the results of the allocated ESOP shares voted, subject to the requirements of ERISA.

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

      Fair value approximates book value for the following financial instruments due to their short-term nature: cash and due from banks; interest-earning bank balances; and advances from customers for taxes and insurance.

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

      At December 31, 2001 and 2000, the Company had outstanding unfunded commitments to extend credit offered in the normal course of business. Fair values of these commitments are based on fees currently charged for similar instruments. At December 31, 2001 and 2000, the carrying amounts and fair values of these off-balance sheet financial instruments were immaterial.

      The Company has used management's best estimates of fair values of financial instruments based on the above assumptions. This presentation does not include certain financial instruments, non-financial instruments or certain intangible assets such as customer relationships, deposit base intangibles or goodwill. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. The estimated fair values of financial instruments as of December 31 were as follows:

                                                                            2001                                  2000
                                                                 Carrying          Estimated           Carrying           Estimated
                                                                  Amount           Fair Value           Amount            Fair Value
------------------------------------------------------------------------------------------------------------------------------------
Financial assets
   Cash and due from banks .............................       $  6,047,576       $  6,047,576       $  4,156,775       $  4,156,775
   Interest-earning bank balances ......................         14,891,738         14,891,738         22,552,087         22,552,087
   Investment and mortgage-backed securities ...........         51,351,421         51,351,421         55,777,428         55,777,428
   Loans ...............................................        334,321,357        335,561,635        158,820,094        157,138,408
Financial liabilities
   Deposits ............................................        353,692,314        355,528,258        167,930,845        165,239,059
   Repurchase agreements ...............................          1,556,693          1,556,693            236,630            236,630
   Advances from FHLB ..................................         40,500,000         41,796,771         42,500,000         41,712,503

NOTE 13 - EARNINGS PER SHARE

Earnings per share has been determined under the provisions of SFAS No. 128, "Earnings Per Share". Basic earnings per share is computed by dividing net income applicable to common stock by the weighted average number of common shares outstanding during the period, without considering any dilutive items. Diluted earnings per share is computed by dividing net income applicable to common stock by the weighted average number of common shares and common stock equivalents for items that are dilutive, net of shares assumed to be repurchased using the treasury stock method. Common stock equivalents arise from the assumed conversion of outstanding stock options.

      The only potential stock of the Company as defined in SFAS No. 128, is stock options granted to various directors and officers of the Bank. The following is a summary of the computation of basic and diluted earnings per share:

Year Ended December 31,                                   2001           2000
--------------------------------------------------------------------------------
Net income .......................................    $ 1,704,125    $ 1,747,635
Weighted average outstanding shares ..............      4,085,214      4,088,943
Basic earnings per share .........................    $      0.42    $      0.43
Weighted average outstanding shares ..............      4,085,214      4,088,943
Dilutive effect of stock options .................         18,982             --
                                                      --------------------------
Weighted average diluted shares ..................      4,104,196      4,088,943
Diluted earnings per share .......................    $      0.42    $      0.43

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

      As of December 31, 2001, 371,600 shares have been repurchased under these plans at an average price of $12.61 per share.

NOTE 14 - PARENT-ONLY FINANCIAL INFORMATION

The earnings of the Bank are recognized by Gaston Federal Bancorp, Inc. using the equity method of accounting. Accordingly, undistributed earnings of the Bank are recorded as increases in the Company's investment in the Bank. The following are the condensed financial statements of the Company as of and for the years ended December 31, 2001 and December 31, 2000.

Condensed Statements of Financial Condition

December 31,                                                                                         2001                  2000
-----------------------------------------------------------------------------------------------------------------------------------
Assets
Cash and cash equivalents ..............................................................         $  1,929,167          $  2,395,605
Investment in securities available-for-sale ............................................              867,527               948,649
Investment in subsidiary ...............................................................           38,742,791            36,413,973
Other assets ...........................................................................              137,184                74,783
                                                                                                 ----------------------------------
Total assets ...........................................................................           41,676,669            39,833,010
                                                                                                 ==================================
Liabilities and Stockholders' Equity
Liabilities ............................................................................         $     46,322          $     69,599
Stockholders' equity ...................................................................           41,630,347            39,763,411
                                                                                                 ----------------------------------
Total liabilities and stockholders' equity .............................................         $ 41,676,669          $ 39,833,010
                                                                                                 ==================================

Condensed Statements of Operations

December 31,                                                                                         2001                  2000
-----------------------------------------------------------------------------------------------------------------------------------
Interest income ........................................................................         $     75,772          $    109,473
Interest expense .......................................................................                   --                    --
Other operating expenses ...............................................................              (74,481)              (92,735)
                                                                                                 ----------------------------------
Income before income taxes and undistributed earnings from subsidiaries ................                1,291                16,738
Income taxes ...........................................................................                 (200)               (6,500)
                                                                                                 ----------------------------------
Income before undistributed earnings from subsidiaries .................................                1,091                10,238
Equity in undistributed earnings of subsidiaries .......................................            1,703,034             1,737,397
                                                                                                 ----------------------------------
Net income .............................................................................         $  1,704,125          $  1,747,635
                                                                                                 ==================================

Condensed Statements of Cash Flows

December 31,                                                                                            2001                2000
-----------------------------------------------------------------------------------------------------------------------------------
Operating activities
   Net income ................................................................................      $  1,704,125       $  1,747,635
   Adjustments to reconcile net income to net cash provided by operating activities
   Equity in undistributed (earnings) of subsidiaries ........................................        (1,703,034)        (1,737,397)
   Allocation of shares to ESOP ..............................................................           282,654            124,011
   Decrease (increase) in other operating assets .............................................           (62,391)           (12,382)
   (Decrease) increase in other operating liabilities ........................................             9,336            (98,189)
                                                                                                    -------------------------------
Net cash provided by operating activities ....................................................           230,690             23,678
Investing activities
   Purchase of investments available-for-sale ................................................                --           (293,917)
   Acquisition of Innes Street Financial Corp. ...............................................       (22,607,382)                --
                                                                                                    -------------------------------
Net cash used in investing activities ........................................................       (22,607,382)          (293,917)
Financing activities
   Repurchase of common stock ................................................................          (115,486)          (897,250)
   Dividends received from bank subsidiary ...................................................        22,555,137                 --
   Dividends to stockholders .................................................................          (529,397)          (729,507)
                                                                                                    -------------------------------
Net cash (used in) provided by financing activities ..........................................        21,910,254         (1,626,757)
Net increase (decrease) in cash and cash equivalents .........................................          (466,438)        (1,896,996)
Cash and cash equivalents, beginning of period ...............................................         2,395,605          4,292,601
                                                                                                    -------------------------------
Cash and cash equivalents, end of period .....................................................      $  1,929,167       $  2,395,605
                                                                                                    ===============================

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS

DESCRIPTION OF BUSINESS

Gaston Federal Bancorp, Inc. (the Company) was formed on March 18, 1998, for the purpose of acting as the holding company for Citizens South Bank (the Bank), formerly known until March 11, 2002, as Gaston Federal Bank. The Company's assets consist primarily of the outstanding capital stock of the Bank, deposits held at the Bank and investment securities. As of December 31, 2001, there were 1,752,427 shares of the Company's common stock held by the public and 2,457,007 shares held by Gaston Federal Holdings, MHC (the Mutual Company), the Company's parent mutual holding company. The publicly held common stock of the Company currently trades on the Nasdaq National Market under the symbol GBNK. The Company's principal business is overseeing and directing the business of the Bank and investing the net stock offering proceeds retained by the Company.

      The Bank, which was chartered in 1904, is a community bank engaged primarily in the business of offering FDIC-insured deposits to customers through its branch offices and investing those deposits, together with funds generated from operations and borrowings, in residential, commercial and consumer loans, investment securities, and mortgage-backed securities. The Company's results of operations are dependent primarily on net interest income, which is the difference between the income earned on its loan and securities portfolios and its cost of funds, consisting of the interest paid on deposits and borrowings. Results of operations are also affected by the Company's provision for loan losses, sales of assets, fee income generated from its deposit and loan accounts, and commissions on the sale of uninsured investment products. The Company's noninterest expense primarily consists of compensation and employee benefits, occupancy expense, professional services, advertising, and other noninterest expenses. Results of operations are also significantly affected by general economic and competitive conditions, particularly changes in interest rates and actions of regulatory and governmental authorities.

      The Bank's corporate headquarters and five branch offices are located in Gaston County, North Carolina, which is located near the I-85 corridor, approximately 20 miles west of the regional banking center of Charlotte, North Carolina. The Bank also operates a regional office and one branch office in Rowan County, North Carolina, and one branch office in Iredell County, North Carolina. These offices are located approximately 60 miles northeast of the corporate headquarters. The Bank considers its primary market area to be the North Carolina counties of Gaston, Rowan, Iredell, Mecklenburg, Cabarrus, Lincoln and Cleveland, and the South Carolina county of York.

FORWARD LOOKING STATEMENTS

This report may contain certain "forward-looking statements" that represent the Company's expectations or beliefs concerning future events as of the date of this report. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, the timing and amount of revenues that may be recognized by the Company, continuation of current revenue and expense trends, unforeseen changes in the Company's markets, legal and regulatory changes, and general changes in the economy. Because of the risks and uncertainties inherent in forward-looking statements, readers should not place undue reliance on these statements. The Company has no obligation to update or revise these forward-looking statements to reflect events or circumstances that occur after the date of this report. Readers should carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission (SEC) including quarterly reports on Form 10-QSB and current reports filed on Form 8-K.

COMPARISON OF FINANCIAL CONDITION

Years Ended December 31, 2001 and 2000

On December 31, 2001, the Company completed its acquisition of 100% of the outstanding common stock of Innes Street Financial Corporation (Innes Street) and its wholly-owned subsidiary, Citizens Bank, in a cash transaction valued at $37.9 million (hereafter referred to as "the acquisition"). Citizens Bank was headquartered in Salisbury, North Carolina, and operated three full-service branch offices in Salisbury, Statesville and Rockwell, North Carolina. At the time of the acquisition, the Company assumed the assets and liabilities of Innes Street at the estimated fair market value including total assets of $221.8 million, net outstanding loans of $170.5 million, total deposits of $175.4 million and total liabilities of $183.9 million. The acquisition was accounted for using the purchase method and resulted in intangible assets of $9.5 million, including a core deposit premium of $2.4 million, mortgage loan servicing rights of $425,000 and goodwill of $6.6 million. In addition, there were mark-to-market increases of $1.0 million for loans, $1.8 million for fixed assets, $60,000 for investments, $1.4 million for deposits, and $1.5 million for deferred tax liabilities. Additional information regarding the acquisition may be found in Form 8-K filed with the SEC on December 31, 2001.

      Total assets for the year ended December 31, 2001, increased by $194.8 million, or 77.1%, from $252.7 million to $447.5 million. The change in assets was primarily due to the acquisition of Innes Street, which had total assets of $221.8 million, less the acquisition price of $37.9 million. Cash and cash equivalents decreased by $5.8 million, or 21.6%, and investment securities decreased by $6.9 million, or 20.9%. These funds were primarily used to fund a portion of the proceeds needed for the cash acquisition. Net outstanding loans increased by $175.5 million, or 110.5%, from $158.8 million to $334.3 million. This change represents a $5.0 million increase in net outstanding loans from the normal operations of the Bank, and $170.5 million in net outstanding loans of Innes Street. Real estate owned increased to $1.5 million. This is primarily comprised of one commercial building acquired by Citizens Bank through foreclosure. The property, which is currently listed for sale, has a net book balance of $1.3 million. Premises and equipment increased by $4.5 million, or 107.6%. This increase was primarily due to the opening of a new branch office in 2001, and the $3.8 million of premises and equipment on the books of Innes Street. Increases in Federal Home Loan Bank stock of $1.7 million, core deposit premium of $2.4 million and goodwill of $6.6 million, were solely due to the acquisition. The $12.5 million increase in other assets was due, in part, to $5.1 million in investments related to deferred compensation plans of Citizens Bank and the $2.6 million purchase of additional bank-owned life insurance.

      Total liabilities for the year ended December 31, 2001, increased by $193.0 million, or 90.6%, from $213.0 million to $406.0 million. This change was primarily due to the acquisition of Innes Street which had total liabilities of $183.9 million. Total deposits increased by $185.8 million as a result of an increase of $10.4 million in deposits from the normal operations of the Bank and $175.4 million in total deposits from Innes Street. Funds generated from deposits were used to fund loans and provide a portion of the proceeds needed for the cash acquisition. Management plans to continue to aggressively market its retail deposit products to the local community and to increase the Bank's deposit market share through an expanding branch network. Borrowed money decreased slightly by $680,000, or 1.6%, from $42.7 million to $42.1 million. Deferred compensation and other liabilities increased by $4.8 million and $4.2 million, respectively. These increases were primarily the result of the acquisition which included $5.1 million in deferred compensation plans payable from Innes Street and a $1.5 million increase in deferred tax liabilities resulting from the purchase price allocation in conjunction with the acquisition.

      Total equity for the year ended December 31, 2001, increased by $1.9 million, or 4.7%, from $39.8 million to $41.6 million. This increase was due to $1.7 million in net income for the year, a $525,000 increase in the accumulated unrealized gains on available-for-sale securities, and a $283,000 allocation of common stock purchased with the loan to the ESOP. These increases were offset by cash dividend payments of $529,000 and the repurchase of 9,500 shares of common stock for $115,000. Management plans to continue to repurchase its publicly traded common stock at prices that are considered by management to be attractive.

RESULTS OF OPERATIONS

Comparison of Years Ended December 31, 2001 and 2000

General

The acquisition of Innes Street was completed on December 31, 2001. Accordingly, the results of operations of Innes Street have not been included in the consolidated statement of operations of the Company. Gaston Federal Bancorp, Inc. reported net earnings of $1,704,000, or $0.42 per share, for the fiscal year ended December 31, 2001, compared to $1,748,000, or $0.43 per share, for the fiscal year ended December 31, 2000. Net interest income decreased by $537,000, or 7.5%, due to significant decreases in short-term interest rates during 2001, coupled with abnormally high levels of low-yielding liquid assets. This decrease was offset by a $804,000, or 36.5%, increase in operating noninterest income, resulting from increased fees generated from deposit accounts and loans. Recurring noninterest expense increased by $592,000, or 9.7%, due to expenses associated with the opening of a new branch office in 2001 and increased expenses associated with servicing deposit accounts. The provision for loan losses increased from $53,000 in fiscal 2000 to $120,000 in fiscal 2001. Net losses on sales of assets decreased from $602,000 in fiscal 2000 to $10,000 in fiscal 2001. Additional financial information about the Company may be found in Form 10-KSB as filed with the Securities and Exchange Commission as of December 31, 2001.

Interest Income

Interest income for the fiscal year ended December 31, 2001, decreased by $451,000, or 2.7%, to $16.4 million. This change was primarily due to significant decreases in short-term interest rates during 2001, coupled with abnormally high levels of low-yielding liquid assets held by the Bank in anticipation of the $37.9 million cash acquisition of Innes Street. These liquid assets would normally have been used to purchase higher-yielding investment or mortgage-backed securities. Interest earned on loans decreased by $1.1 million, or 8.0%, to $12.3 million due to the prepayment of higher-yielding mortgage loans and the decreased yield on adjustable loans resulting from a 4.25% decrease in the prime lending rate during the year. During the year, average outstanding loans decreased by $8.0 million, or 4.6%, from $174.6 million to $166.6 million, while the yield on loans decreased from 7.6% to 7.4%. Interest earned on investment securities decreased by $186,000, or 9.9%, while interest earned on mortgage-backed securities decreased $21,000, or 1.5%. The average balance of investment securities decreased by $2.3 million to $29.1 million, and the yield decreased from 6.0% to 5.8% due to lower market rates. Average outstanding mortgage-backed securities increased by $3.6 million to $25.2 million, while the yield decreased from 6.7% to 5.7% due to lower market rates. Interest earned on interest-bearing deposits increased by $825,000, or 491.4%. Average interest-earning bank deposits increased by $21.8 million from $2.9 million to $24.7 million, the effects of which were offset by a decrease in the average yield from 5.7% to 4.0%. The increase in average balances was due to liquid assets held in anticipation of the acquisition, while the change in average yield was due to a significant decline in short-term interest rates during the 2001 fiscal year.

Interest Expense

Interest expense for the fiscal year ended December 31, 2001, increased $86,000, or 0.9%, to $9.8 million. This increase was due to a $77,000, or 1.1%, increase in interest paid on deposits and a $9,000, or 0.4%, increase in interest paid on borrowings. Average interest-bearing deposits increased $14.0 million, or 9.0%, to $168.8 million. The average interest rate paid on deposits decreased from 4.7% to 4.2% from fiscal 2000 to fiscal 2001 due to lower market rates. Average borrowings increased by $1.9 million, or 4.6%, to $42.8 million, while the rate paid on borrowings decreased from 5.8% to 5.6% due to lower market interest rates.

Net Interest Income

Net interest income decreased by $537,000, or 7.5%, from $7.1 million for fiscal 2000 to $6.6 million for fiscal 2001. Net interest margin decreased from 2.9% for fiscal 2000 to 2.5% for fiscal 2001. Average interest-earning assets increased $15.0 million to $245.7 million, while average interest-bearing liabilities increased $15.9 million to $211.6 million. The Bank's percentage of interest-earning assets to interest-bearing liabilities decreased from 117.9% to 116.1%. The primary reasons for this change were the purchase of $2.6 million in bank-owned life insurance and the addition of the Bank's sixth full service branch office.

Provision for Loan Losses

The Company provided $120,000 and $53,000 in loan loss provisions for the fiscal years ended December 31, 2001 and 2000, respectively. The Company's allowance for loan losses was $3.1 million, or 0.91% of total loans, at December 31, 2001, compared to $1.6 million, or 0.95% of total loans, at December 31, 2000. The ratio of nonperforming loans to total loans amounted to 0.34% and 0.28% for the fiscal years ended 2001 and 2000, respectively. Management will make future loan loss provisions based on available information including changes in economic conditions, changes in the loan portfolio mix and performance, and regulatory requirements.

Noninterest Income

Recurring noninterest income is composed of fees on deposit and loan accounts, commissions on the sale of investment products, FHLB dividends and other operating income. For the fiscal year ended December 31, 2001, operating noninterest income increased by $804,000, or 36.5%, from $2.2 million to $3.0 million. The primary reasons for the change were a $1.0 million increase in fees on deposit accounts and a $119,000 increase in loan fee income. The increase in fees on deposit accounts resulted from an aggressive marketing program to increase fee generating demand deposit accounts, the opening of a new branch office and a competitive fee structure on deposit products. Loan fee income increased due to a higher number of loan originations resulting, in part, from lower interest rates. Other income increased by $202,000 due, in part, to income generated by additional purchases of bank-owned life insurance. These increases were offset by a $550,000 reduction in commissions earned on the sale of investment products resulting from a slowdown in the economy.

      Noninterest income also includes gains on the sale of assets, which is considered to be a nonrecurring source of non-interest income. During the fiscal year ended December 31, 2001, the Bank did not recognize any gains on the sale of assets. During the fiscal year ended December 31, 2000, the Bank sold $5.3 million in investment securities, $595,0000 in mortgage-backed securities and mortgage loan servicing for a $17.2 million portfolio of residential loans at a gain of $271,000.

Noninterest Expenses

Recurring noninterest expense is composed of compensation and benefits, office occupancy, deposit insurance, data processing, advertising, professional services and other expenses incurred during the normal course of business. Recurring noninterest expense increased by $592,000, or 9.7%, from $6.1 million in 2000 to $6.7 million in 2000. The primary reasons for the change were a $125,000, or 3.4%, increase in compensation and benefits, a $121,000, or 19.8%, increase in office occupancy, and a $576,000, or 52.8%, increase in other recurring noninterest expenses. The increases were the result of the Bank adding its sixth full-service branch office in February 2001 and additional expenses associated with the servicing of a larger number of fee-generating transaction deposit accounts. The Bank also recognized expenses of $259,000 associated with the integration of the data processing and other operations associated with the Innes Street acquisition and $129,000 related to the release of additional ESOP shares and the write-off of an equity investment. The Bank recognized modest decreases in professional services, deposit insurance and advertising.

      Noninterest expense also includes losses on the sale of assets, which is considered to be a nonrecurring expense. During the fiscal year ended December 31, 2001, the Bank sold $1.3 million in mortgage-backed securities at a loss of $10,000. During the fiscal year ended December 31, 2000, the Bank sold $18.2 million in loans at a loss of $873,000. These loans were primarily long-term, fixed-rate mortgage loans that were sold in order to reduce the Bank's exposure to rising interest rates. The proceeds were used to fund the origination of shorter-term nonresidential loans and adjustable-rate home equity lines of credit.

Provision for Income Taxes

The Company's provision for income taxes was $702,000 and $846,000 for the fiscal years ended December 31, 2001, and 2000, respectively. The change was primarily due to a $188,000 reduction in pretax income and an increase in tax-advantaged assets such as municipal securities, U.S. Government Agency securities and bank-owned life insurance that generate tax-exempt income. The purchase of these tax-advantaged assets resulted in a decrease in the effective tax rate from 32.6% to 29.2%.

MANAGEMENT OF MARKET RISK

The Company's most significant form of market risk is interest rate risk, as the majority of the Company's assets and liabilities are sensitive to changes in interest rates. The Bank's Asset/Liability Committee (the "ALCO") is responsible for monitoring and managing exposure to interest rate risk and ensuring that the level of sensitivity of the Bank's net portfolio value is maintained within limits established by the Board of Directors. Through such management, the ALCO seeks to reduce the vulnerability of the Bank's operations to changes in interest rates. During the past year, the ALCO utilized the following strategies to manage interest rate risk: (1) emphasizing the origination and retention of short-term commercial business loans and nonresidential mortgage loans; (2) emphasizing the origination of adjustable-rate home equity lines of credit; (3) emphasizing the origination and retention of one- to four- family residential adjustable-rate mortgage loans; (4) selling all new fixed-rate mortgage loans; and (5) investing in shorter-term investment securities.

      The Office of Thrift Supervision, the Bank's primary regulator, requires the computation of amounts by which the net present value of the Bank's cash flow from assets, liabilities, and off-balance-sheet items (the Bank's net portfolio value or "NPV") would change in the event of a range of assumed changes in market interest rates. These computations estimate the effect on a bank's NPV from instantaneous and permanent one-hundred to three-hundred basis point increases and decreases in market interest rates. The following table presents the Bank's projected change in NPV at December 31, 2001, as calculated by Risk Analytics, an independent third party, based upon information provided by the Bank.

     Changes in Interest Rates       Projected NPV Change         Board Limit
     ------------------------------------------------------------------------
     300 basis point rise                   -32.3%                  -45.0%
     200 basis point rise                   -20.7%                  -30.0%
     100 basis point rise                    -8.7%                  -15.0%
     No change                                0.0%                    0.0%
     100 basis point decline                  2.3%                  -15.0%
     200 basis point decline                 -6.2%                  -30.0%
     300 basis point decline                -10.4%                  -45.0%

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

CAPITAL RESOURCES AND LIQUIDITY

The Company's liquidity management objective is to ensure the availability of sufficient cash flows to meet all financial commitments and to capitalize on opportunities for expansion. Liquidity management addresses the ability to meet deposit withdrawals on demand or at contractual maturity, to repay borrowings as they mature, and to fund new loans and investments as opportunities arise. The Company's primary sources of internally generated funds are principal and interest payments on loans receivable, cash flows generated from operations and cash flows generated by investments. External sources of funds include increases in deposits and FHLB advances.

      At December 31, 2001, the Company had loan commitments (excluding undisbursed portions of construction loans of $5.3 million) of $8.7 million and unused lines of credit of $53.5 million. The Company believes that it has adequate resources to fund loan commitments as they arise. If the Company requires funds beyond its internal funding capabilities, the Company has $49.0 million in additional advances available from its line of credit from the FHLB. At December 31, 2001, approximately $221.4 million of time deposits were scheduled to mature within a year, and the Company expects that a portion of these time deposits will not be renewed upon maturity.

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

                                                  REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Gaston Federal Bancorp, Inc.

We have audited the accompanying consolidated statements of condition of Gaston Federal Bancorp, Inc. and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity and cash flows for the year ended December 31, 2001. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gaston Federal Bancorp, Inc. and subsidiaries as of December 31, 2001 and 2000 and the results of their operations and their cash flows for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.


/s/ Cherry, Bekaert & Holland, LLP

Gastonia, North Carolina
January 30, 2002

STOCKHOLDER INFORMATION


COMMON STOCK INFORMATION

The Company's common stock is listed on the Nasdaq National Market under the symbol "GBNK." As of February 1, 2002, the Company had 863 stockholders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms), and 4,209,434 shares outstanding. As of such date, Gaston Federal Holdings, MHC (the Mutual Company), the Company's mutual holding company, held 2,457,007 shares of common stock and stockholders other than the Mutual Company held 1,752,427 shares. The following brokers make a market in the Company's stock:

AnPac Securities, Group, Inc. ................................... 1-800-897-0384

Friedman, Billings, Ramsey & Co. ................................ 1-800-688-3272

Herzog, Heine, Geduld, Inc. ..................................... 1-800-221-3600

Keefe, Bruyette & Woods, Inc. ................................... 1-800-342-5529

Knight Securities L.P. .......................................... 1-800-222-4910

Ryan Beck & Co., Inc. ........................................... 1-800-395-7926

Sherwood Securities Corp. ....................................... 1-800-585-5769

Spear, Leeds & Kellogg .......................................... 1-212-422-2405

Trident Securities, Inc. ........................................ 1-800-340-6355

MARKET PRICE OF COMMON STOCK

The following table sets forth quarterly market price for the common stock over the past two years.

Fiscal Year 2001                                          High            Low

First quarter .......................................... $ 12.190       $ 10.940

Second quarter ......................................... $ 12.760       $ 11.700

Third quarter .......................................... $ 16.310       $ 12.350

Fourth quarter ......................................... $ 16.120       $ 14.500

Fiscal Year 2000                                          High            Low

First quarter .......................................... $ 11.875       $ 11.125

Second quarter ......................................... $ 11.313       $ 10.375

Third quarter .......................................... $ 10.938       $ 10.000

Fourth quarter ......................................... $ 11.063       $ 10.375

ANNUAL MEETING OF STOCKHOLDERS

The Annual Meeting of Stockholders will be held at 4:30 p.m. on Monday, May 13, 2002, at The City Club of Gastonia, 532 South New Hope Road, Gastonia, North Carolina, 28054-4098.

FORM 10-KSB

A copy of the Company's Form 10-KSB, as filed with the Securities and Exchange Commission, for the fiscal year ended December 31, 2001, may be obtained without charge upon written request to the Shareholder Relations Officer at Gaston Federal Bancorp, Inc., P.O. Box 2249, Gastonia, North Carolina, 28053-2249.

                                                           CORPORATE INFORMATION

[PHOTO OMITTED]

TOP LEFT TO RIGHT:

James J. Fuller, Eugene R. Mathews, II, Ben R. Rudisill, II,
Ronald E. Bostian, Charles D. Massey

BOTTOM LEFT TO RIGHT:

Martha B. Beal, David W. Hoyle, Kim S. Price

BOARD OF DIRECTORS

Senator David W. Hoyle, Chairman
of the Board

Ben R. Rudisill, II, Vice Chairman
of the Board

Kim S. Price, President, CEO, and Director

Martha Barnett Beal, Director

Ronald E. Bostian, Director

James J. Fuller, Director

Charles D. Massey, Director

Eugene R. Matthews, II, Director

DIRECTORS EMERITI

Thomas M. Holland

William H. Keith

B. Frank Matthews, II

ADVISORY BOARD

Harold C. Earnhardt, Chairman

Malcolm B. Blankenship, Jr.

Ronald E. Bostian

James W. Duke

Kellar V. Epting, Jr.

Gordon P. Hurley

Dr. Bobby A. Lomax

Kim S. Price

BANK OFFICERS

Kim S. Price,  President and Chief
Executive Officer

Paul L. Teem, Jr.,  Executive Vice
President, Secretary and Chief
Administrative Officer

V. B. "Burt" Brinson, Jr.,  Executive Vice
President and Chief Lending Officer

Ronald E. Bostian,  Executive Vice
President

Gary F. Hoskins,  Senior Vice President,
Treasurer and Chief Financial Officer

Michael R. Maguire, Senior Vice President and Chief Credit Officer

Mark A. Carswell, II, Senior Vice
President, Area Executive

J. Stephen Huffstetler, Senior Vice
President, Gastonia City Executive

Jim R. Baldwin, Vice President -
Investment Services

Cecil G. Berry, Vice President -
Construction Lending

Linda B. Brazzle, Vice President -
Business Development Akers Center

Roger F. Davidson, Jr., Vice President -
Business Development Statesville

Phil T. Davis, Vice President -
Business Development Stanley

Seamus M. Donaldson, Vice President -
Business Development Salisbury

Ann Talbert Eidson, Vice President -
Branch Manager Salisbury

Betty B. Gaddis, Vice President -
Human Resources

Terry L. Gladden, Vice President -
Loan Administration

Jill S. Johnson, Vice President -
Mortgage Banking

William M. Lineberger, III, Vice President -
Business Development Mount Holly

Angie McMurray Painter, Vice President -
Branch Administrator

James E. Roberts, II, Vice President -
Information Systems and Operations

Hope R. Stout, Vice President - Marketing

SERVICE CORPORATION

Citizens South Investment Services
(formerly Gaston Financial Services, Inc.)
1535 Burtonwood Drive
P.O. Box 551090
Gastonia, NC  28055-1090
(704) 868-5210

GENERAL COUNSEL

Stott, Hollowell, Palmer, and
Windham, L.L.P.
401 East Franklin Boulevard
P.O. Box 995
Gastonia, NC 28053-0995

SPECIAL COUNSEL

Luse Lehman Gorman
Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, N.W., Suite 400
Washington, D.C. 20015-2052

INDEPENDENT AUDITORS

Cherry, Bekaert & Holland, L.L.P.
2020 Remount Road
P.O. Box 1064
Gastonia, NC 28053-1064

TRANSFER AGENT AND REGISTRAR

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ  07016-3572
(800) 368-5948

CITIZENS SOUTH BANK

Corporate Office
245 West Main Avenue
P.O. Box 2249
Gastonia, NC  28053-2249
(704) 868-5200

Regional Office
401 West Innes Street
P.O. Box 1929
Salisbury, NC  28145-1929
(704) 633-2341

Akers Center Office
1535 Burtonwood Drive
Gastonia, NC  28054-4011
(704) 279-7251

Martha Rivers Office
1670 Neal Hawkins Road
Gastonia, NC 28056-6429
(704) 868-5215

Mount Holly Office
233 South Main Street
Mount Holly, NC 28120-1620
(704) 827-6744

Dallas Office
3135 Dallas High Shoals Road
Dallas, NC 28034-1307
(704) 922-9292

Stanley Office
412 South Highway 27
Stanley, NC 28164-2055
(704) 263-1212

Rockwell Office
106 West Main Street
P.O. Box 68
Rockwell, NC  28138-0068
(704) 868-5210

Statesville Office
307 North Center Street
P.O. Box 981
Statesville, NC  28687-0981
(704) 873-2161

CITIZENS SOUTH
INVESTMENT SERVICES

1535 Burtonwood Drive
P.O. Box 551090
Gastonia, NC  28055-1090
(704) 868-5210

CITIZENS SOUTH
MORTGAGE CENTER

1670 Neal Hawkins Road
P.O. Box 6250
Gastonia, NC 28056-6000
(704) 868-5227

CITIZENS SOUTH SERVICE 24

24 hour telephone banking
(704) 868-5222
(888) 309-4636  (toll free)